Exhibit 99.1

INTERIM REPORT

(From January 1, 2026 to June 30, 2026)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2026 to June 30, 2026)

To:  Korean Financial Services Commission and Korea Exchange

/s/ LEE, Ju Tae
LEE, Ju Tae
President and Representative Director
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young Ah
Han, Young Ah
Head of IR office, Executive Vice President
POSCO HOLDINGS INC. 6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

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ø	Attachment: Independent auditors’ review reports on consolidated and separate financial statements

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I. OVERVIEW

1. Scope of Business

A. POSCO HOLDINGS INC. (the “Company,” formerly POSCO)1)

(1) Change of the company name: At the Extraordinary General Meeting of Shareholders convened on January 28, 2022, POSCO (the “Company”) approved the vertical spin-off plan, as proposed. Therefore, the name of the company was changed from ‘POSCO’ to ‘POSCO HOLDINGS INC.,’ effective March 2, 2022.

The Company’s business scope is as follows:

Before the vertical spin-off (Beginning of 2022)	After the vertical spin-off (As of the date of submission)

(1) To manufacture, market, promote, sell and distribute iron, steel and rolled products;

(1)  To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);

(2) To engage in harbor loading and unloading, transportation and warehousing businesses;
(3) To engage in the management of professional athletic organizations;

(4) To engage in the supply of gas and power generation as well as in the distribution business thereof and in the resources development business;	(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(5) To engage in leasing of real estate and distribution businesses;	(3) To engage in the investment related to start-up assistance and new technology;

(6) To engage in the supply of district heating business;	(4) To engage in market research, management advisory and consulting services;

(7) To engage in marine transportation, processing and sales of minerals within or independent of Korea;	(5) To engage in technology research and commissioned services;

(8) To engage in educational service and other services related to business;	(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(9) To engage in manufacture, process and sale of non-ferrous metal;	(7) To engage in the supply of gas such as hydrogen and resources development business;

(10) To engage in technology license sales and engineering business; and	(8) To engage in leasing of real estate and distribution businesses; and

(11) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes	(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Location of the Headquarters

	Before the vertical spin-off (Beginning of 2022)	After the vertical spin-off (As of the date of submission)

Name	POSCO	POSCO HOLDINGS INC.
Location of the Headquarters	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea	6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2) Summary of consolidated subsidiaries

	$
			(Unit: Number of companies)

		Number of consolidated subsidiaries				Number of major subsidiaries
		Jan 1, 2026	Increase	Decrease	June 30, 2026

Listed		7	-	-	7	7

Unlisted		191	6	5	192	78

Total		198	6	5	199	85

*	The number of consolidated companies above does not include POSCO HOLDINGS

*	Among listed corporations, there is one overseas corporation
(5 domestic corporations and 2 overseas corporation).

*	Newly included : POS-Louisiana Inc., Centrux LNG Pte. Ltd., Gale International Korea, LLC, Yingkou PFM Refractories Co., Ltd., FUTUREM VIETNAM COMPANY LIMITED, NRG Metals Argentina S.A.

*

Excluded subsidiaries : GOLDEN LACE POSCO INTERNATIONAL CO., LTD., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., Qingdao Pohang Stainless Steel Co., Ltd., Zhangjigang Pohang Port Co., Ltd., Zhangjiagang BLZ Pohang International Trading

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(3) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment

March 18, 2022	Ordinary	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son	Representative Director KIM, Hag Dong
		Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa	Inside Director JEONG, Tak
		Independent Director YOO, Jin Nyong*	Independent Director PAHK, Heui Jae	Independent Director KIM, Shin Bae
		Independent Director SOHN Sung Kyu*		Independent Director CHUNG, Moon Ki

March 17, 2023	Ordinary	Representative Director JEONG, Ki Seop	Inside Director YOO, Byeong Og	Representative Director CHON, Jung Son
		Inside Director KIM, Ji Yong	Non-standing Director KIM, Hag Dong	Inside Director CHUNG, Chang Hwa
		Independent Director KIM, Joongi*		Independent Director CHANG, Seung Wha

March 21, 2024	Ordinary	Representative Director CHANG, In Hwa	Representative Director JEONG, Ki Seop	Representative Director CHOI, Jeong Woo
		Inside Director KIM, Jun Hyung	Independent Director YOO, Young Sook	Inside Director KIM, Ji Yong
		Inside Director KIM, Ki Soo	Independent Director Kwon, Tae-Kyun	Inside Director YOO, Byeong Og
		Independent Director PARK, Sung Wook**		Independent Director KIM, Sung Jin
Independent Director PAHK, Heui Jae***

March 20, 2025	Ordinary	Representative Director LEE, Ju Tae	Inside Director KIM, Ki Soo	Representative Director JEONG, Ki Seop
		Inside Director CHUN, Sung Lae	Independent Director YOO, Jin Nyong	Inside Director KIM, Jun Hyung
Independent Director SOHN, Sung Kyu****

March 24, 2026	Ordinary	Inside Director CHUNG, Seok Mo	Inside Director KIM, Ki Soo	Inside Director CHUN, Sung Lae
		Non-executive Director LEE, Hee Geun	Independent Director KIM, Joongi*****
Independent Director KIM, Jooyoun

*	Independent Director KIM, Joongi was newly appointed as an Audit Committee member at the General Meeting of Shareholders held on March 17, 2023.
**	The newly appointed Independent Director PARK, Sung Wook, was elected to become an Audit Committee Member at the General Meeting of Shareholders held on March 21, 2024.
***	Independent Director Pahk Heui Jae voluntarily resigned at the General Meeting of Shareholders held on March 21, 2024.
****	Independent Director SOHN, Sung Kyu was re-appointed as Audit Committee Member at the General Meeting of Shareholders held on March 20, 2025.
*****	Independent Director KIM, Joongi was re-elected as independent director to become an Audit Committee member at the General Meeting of Shareholders held on March 24, 2026.

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(4) Changes of the Major Shareholders of POSCO HOLDINGS INC.

Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

a) From SK Telecom to National Pension Service

b) Date of Change: January 30, 2007

For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1)	January 2019: Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2)	September 2019: Handover of business right of LNG terminal to POSCO ENERGY

(3)	September 2019: Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(4)	January 2022: Handover of logistic related business to POSCO Terminal

(5)	March 2022: Completion of Vertical Spin-off

Classification	Company Name	Business Unit

Surviving Company	POSCO HOLDINGS INC.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

3. Changes in Share Capital

(Unit: Share, KRW/share, KRW million)

Type	Details	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024

Common Stock	Total number of issued shares	***79,241,527	**80,932,952	*82,624,377
	Par value (KRW)	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403

Preferred Stock	Total number of issued shares	-	-	-
	Par value (KRW)	-	-	-
	Share capital	-	-	-

Others	Total number of issued shares	-	-	-
	Par value (KRW)	-	-	-
	Share capital	-	-	-

Sum	Share capital	482,403	482,403	482,403

*

Due to the decision to cancel treasury shares by the resolution of the Board of Directors on July 12, 2024, the total number of shares issued by the company was decreased from 84,571,230 to 82,624,377, and there is no change in capital.

**

Due to the decision to cancel treasury shares by the resolution of the Board of Directors on February 19, 2025, the total number of shares issued by the company was decreased from 82,624,377 to 80,932,952, and there is no change in capital.

***

Due to the decision to cancel treasury shares by the resolution of the Board of Directors on February 19, 2026, the total number of shares issued by the company was decreased from 80,932,952 to 79,241,527, and there is no change in capital.

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2026)

Authorized Shares	Issued Shares

200,000,000	79,241,527

ø	Currency of the Republic of Korea is the Korean Won (“KRW”).

ø	Par Value: KRW 5,000 per share

ø

Due to the decision to cancel treasury shares by the resolution of the Board of Directors on February 19, 2026, the total number of shares issued by the company was decreased from 80,932,952 to 79,241,527 without any change in capital. For more detail, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2026, at SEC.

B. Treasury Shares Acquisition and Disposal

(As of June 30, 2026)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance	Remark

Direct	Common Stock	1,996,299	-	-	1,691,425	304,874	(1)
Trust Contract		3,315,874	-	-	-	3,315,874
Total		5,312,173	-	-	1,691,425	3,620,748	(2)

(1)

On February 19, 2026, the Board of directors resolved to cancel 1,691,425 previously acquired treasury shares, reducing the number of treasury shares from 5,312,173 to 3,620,748. For more detail, please refer to the ‘Cancellation of Treasury Shares’ disclosed on February 19, 2026, at SEC.

(2)

Aforementioned number of treasury shares includes 87,977 treasury shares which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury shares subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

ø	Changes after the disclosure reporting date (June 30, 2026)

-

On August 7, 2026, the Board of Directors passed a resolution for a dividend payout of 2,000 won per common share for Q2; as a result, 994 treasury shares were additionally deposited for exchangeable bonds. The total number of deposited shares as of the report’s submission date is 88,971. For more detail, refer to the ‘Adjustment of Conversion Price, Exercise Price of New Share Subscription Rights, and Exchange Price’ disclosure dated August 7, 2026.

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5. Voting Rights

(As of June 30, 2026)

Classification	Number of Common Shares	Remarks

(1) Number of Issued Shares	79,241,527	-

(2) Shares without Voting Rights	3,620,748	Treasury stock

(3) Shares with Voting Rights	75,620,779	-

6. Earnings and Dividends

(Unit: KRW million)

	2026.1H	2025	2024

(Consolidated) Profit*	1,151,960	657,654	1,094,917

(Separate) Profit	776,320	494,878	1,621,282

Earnings per Share** (Consolidated, KRW)	15,233	8,697	14,451

Cash Dividend Paid	302,483	756,208	757,485

Pay-out Ratio (Consolidated, %)	26.3	115	69.2

Dividend per Share (KRW)	4,000	10,000	10,000

Dividend Yield (%)	1.3	2.8	4.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company

**	Earnings per Share is based on consolidated financial statement prepared in K-IFRS

ø	Changes after the disclosure reporting date (June 30, 2026)

-	On August 7, 2026, the Board of Directors passed a resolution for a dividend payout of KRW 2,000/share for Q2 (total dividend payout: KRW151.2 billion).

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7. Stock Price and Trading Volume

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(Unit: KRW/share, thousand shares)

		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026

Common share	Highest price	378,000	413,000	374,500	469,000	535,000	413,000
	Lowest price	297,500	341,500	321,500	341,000	417,000	305,000
	Average price	338,286	379,471	341,881	388,273	467,333	361,738

Trading volume	Daily highest	2,436	1,514	1,237	1,962	1,309	593
	Daily lowest	304	400	201	204	360	289
	Monthly	18,122	10,726	8,681	10,824	11,706	9,258

B. New York Stock Exchange

(Unit: USD/ADS*, thousand ADS*)

		January 2026	February 2026	March 2026	April 2026	May 2026	June 2026

American Depositary Share (ADS)	Highest price	64.71	70.55	69.04	79.4	91.72	70.11
	Lowest price	51.41	60.17	55.68	58.21	70.9	49.96
	Average price	58.12	65.49	58.84	66.13	79.73	60.26

Trading volume	Daily highest	766	284	357	358	503	1,058
	Daily lowest	117	86	115	109	123	256
	Monthly	5,425	3,099	4,689	3,796	5,776	10,758

*	ADS: One American Depositary Share represents one-fourth of one Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel, Infrastructure (Trading), Infrastructure (Construction), Infrastructure (Logistics and associated businesses), Rechargeable Battery Materials, and Others.

B. Summary of Financial Status of Segment

					(Unit: KRW million)

Business Segment	2026.1H		2025		2024
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)

Steel	30,356,911	747,983	59,413,172	1,960,162	62,200,920	1,636,808

Infrastructure (Trading)	23,664,705	766,059	42,220,911	1,102,781	42,903,253	1,113,710

Infrastructure (Construction)	3,598,183	94,775	7,228,333	(504,421)	9,829,578	64,804

Infrastructure (Logistics and etc.)	2,061,211	37,388	3,554,224	83,603	4,139,201	147,603

Rechargeable Battery Materials	2,030,684	33,992	3,338,386	(440,863)	3,829,851	(277,472)

Others	1,025,018	744,370	1,500,108	972,350	2,111,150	1,600,212

Total	62,736,712	2,424,567	117,255,134	3,173,612	125,013,953	4,285,664

* Based on aggregation including internal transactions among affiliates.

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2. Business Status of Segments

A. Steel

There are 79 consolidated companies in the steel segment, e.g., POSCO, POSCO STEELEON, and overseas subsidiaries, including PT.Krakatau POSCO in Indonesia, and overseas processing centers.

∎ POSCO

(1) Summary of Business

POSCO produces steel components, such as hot rolled, cold rolled, and stainless steel, at Pohang Steelworks and Gwangyang Steelworks, of which latter is the largest in the world.

Steel is a key industry that has served a pivotal role in achieving national economic development. Steel is used as a basic material in diverse manufacturing businesses, such as automobiles, shipbuilding, home appliances, and construction; therefore, steel, by its nature, is intricately connected to the frontline industries.

Despite strong demand from emerging countries, such as India, global crude steel production in the first half of 2026 fell year-on-year due to the continued global tightening trend and sluggish demand in industries including China’s real estate market.

Overall growth in the global steel market slowed in 1H 2026. While infrastructure investment drove demand in emerging countries such as India, it was offset by prolonged slump in China’s domestic market and weaker global demand driven by heightened Middle East risks. Furthermore, soaring energy costs and supply chain disruption resulting from the Middle East conflict directly impacted manufacturing costs of steelmakers around the globe. Assuming progressive stabilization of the situation in the Middle East, global steel market conditions are expected to gradually improve in 2H 2026, led by a moderate demand recovery in advanced economies, i.e., the U.S. and Europe, as well as robust growth in India.

Global Crude Steel Production

		(Unit: million ton)

Crude Steel Production	2026.1H	2025	2024

Global	932	1,804	1,839

Korea (Ratio)	32 (3.4%)	62 (3.4%)	64 (3.5%)

ø	Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and fluctuations in the demand industry.

Therefore, steel demand is impacted by changes in the real economy as well as market conditions of demand industries, i.e., shipbuilding, automobiles, home appliance, and construction.

The steel industry is a capital- and technology-intensive industry that requires massive initial investment. Hence, steelmakers are focused on reducing production costs to achieve price competitiveness.

POSCO aims to advance a comprehensive response system that integrates marketing, production, R&D, and technology service to strengthen long-term partnership with key customers, thereby maintaining its competitive edge in the domestic market.

As for overseas steel, POSCO is securing a foundation for growth anchored on its global operations, as supply chains become increasingly localized and new demand centers emerge.

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On the production side, the company is developing strategic, high value-added products and upgrading sales network to respond to the growing demand in the next-generation energy sector, i.e., new mobility, low-carbon energy, and smart infrastructure. Furthermore, the newly completed electric arc furnace in Gwangyang will help POSCO to meet global customer demand for carbon-reduced steel. Additionally, the company seeks to address global decarbonization goals and bolster its market leadership with its HyREX (hydrogen-based steelmaking) project.

(2) Market Share

					(Unit: million ton)

Category	2026.1H		2025		2024
	Production	Market share	Production	Market share	Production	Market share

Crude Steel Production	32	100.0%	62	100.0%	64	100.0%

POSCO	18	56.3%	35	56.5%	35	55.2%
Others	14	43.7%	27	43.5%	29	44.8%

ø	Source: worldsteel (www.worldsteel.org)

The steel industry’s major demand sectors include automobiles, shipbuilding, and construction, in which steel is a key raw material. The company’s sales consist of approximately 54% domestic sales and 46% exports, with Japan, Europe, and Southeast Asia accounting for a significant portion of exports. We maintain a make-to-order production and sales system while keeping the proportion of direct sales to end-users in the domestic market at around 62% to secure sales stability.

In the face of persisting uncertainty in the global economy, POSCO is carrying out key strategies to respond to changing business conditions. These strategies include fundamental innovation, global expansion, AI transformation (AX) and work innovation in the steel industry, and transition toward decarbonization.

Under the ‘P-Innovation’ strategy, POSCO is shifting to a profitability-focused portfolio by decommissioning low-efficiency facilities and accelerating the production of high-grade steel centered on strategic products. Furthermore, new growth engines are secured through localized production systems established in high-profit overseas markets, i.e., India.

POSCO is leading the AX of the steel industry by applying the technology to implement AI steelworks tailored to POSCO’s operations. Through development of Intelligent Factory models and integration of AI agents, the company seeks to maximize operational efficiency; at the same time, a ‘One Team’ system is established across sales, production, and procurement to enhance the pace of decision-making and market responsiveness.

As demonstrated by the completion of the 2.5Mpta Electric Arc Furnace (EAF) plant in Gwangyang, POSCO is making concentrated efforts to drive the steel industry’s transition to decarbonization. Additionally, the company broke ground on the construction of the HyREX Demo Plant to speed up the commercialization of hydrogen-based steelmaking and to strengthen its competencies in carbon-reduced steel production.

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∎ POSCO STEELEON

POSCO STEELEON offers differentiated value by developing new market and technology and by providing designs and solutions in both domestic and overseas surface-treated steel market.

The surface-treated steel market is divided into general-purpose and high-end segments. Competition is fierce in the general-purpose market because product technology is standardized and the market is flooded with low-priced Chinese products. On the other hand, we believe that the market for high-end material not only generates high added value but also has potential to grow in terms of size.

Despite challenges posed by oversupply of domestic and foreign steel products and slowdown in demand industries, POSCO STEELEON is striving to secure a stable profit base and expand market share by improving the competitiveness of high valued-added products, such as aluminum coated sheets, galvanized steel sheets with high corrosion resistance, and Print/Lami color steel sheets.

POSCO STEELEON is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development customized to customer needs. In addition, POSCO STEELEON is preparing to expand its overseas business; the company operates a color steel sheet production line (50,000 ton) and coated steel sheet production line (20,000 ton) in Yangon, Myanmar, securing a bridgehead in Southeast Asia, a region projected for rapid growth.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of packaging and supplementary materials for steelmaking. This includes aluminum deoxidizers, which removes oversaturated oxygen in the steelmaking process. POSCO M-TECH continuously develops packaging machines and materials for steel products. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving quality; furthermore, the packaging equipment business is focused on developing automated equipment.

Business Areas

Business Areas	Major Goods and Services	Major Customer

Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel packaging engineering, mechanical equipment and etc.
Consignment operation business	Ferromanganese factory and etc.

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(2) Market Share

					(Unit: ton)

Category	2026.1H		2025		2024
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share

POSCO M-TECH	20,118	45.3%	35,387	41.3%	38,284	44.3%

PJ Metal	24,303	54.7%	50,213	58.7%	48,231	55.7%

Total	44,421	100.0%	85,600	100.0%	86,515	100.0%

ø	The exact market share of aluminum deoxidizers cannot be estimated since total domestic production and sales volume are not tallied.

B. Infrastructure [Trading]

There are 39 subsidiaries in trading segment including POSCO INTERNATIONAL.

∎ POSCO INTERNATIONAL

POSCO INTERNATIONAL and its consolidated subsidiaries engage in three major businesses: trading, energy and investment (food resources, motor core for EV, mineral resource development, etc.).

[Trading]

The industrial environment is becoming increasingly challenging as protectionism intensifies in major economies and global economic downturn continues. Nevertheless, POSCO INTERNATIONAL is pioneering new markets and businesses. By leveraging its long-accumulated knowhow and extensive overseas network, the company is strengthening the value chains of its core businesses, e.g., materials, mobility, food, while fostering future growth through its bio business.

Market Share

		(Unit: USD million)

Category	2026.1H	2025.1H	Growth Rate

All Trading Companies in Korea	394,461	334,664	17.9%

POSCO INTERNATIONAL Corp.	3,057	3,957	(22.7%)

ø	Source: Korea International Trade Association (www.kita.net)

•

Steel/Mobility business: Through collaboration with other POSCO group affiliates, we are generating synergies to expand our business portfolio. We are in the process of establishing supply chains for the renewable energy industry and Hot Briquetted Iron (HBI) feedstock for the steelworks, while further strengthening our role in securing stable raw material supplies for rechargeable battery materials.

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•

Motor core business: POSCO INTERNATIONAL started engaging in the electric vehicle (EV) motor core business with POSCO Mobility Solution, a company subsidiary. We plan to expand our motor core production to 7.5 million by 2030. In particular, we demonstrate first-class quality competitiveness in our production by leveraging POSCO’s high-quality non-oriented (NO) electrical steel and POSCO Mobility Solution’s proprietary stacking technology.

•

Palm farm in Indonesia: Through the development of the PT. BIA palm plantation in Indonesia, we have established a stable Crude Palm Oil (CPO) production system and secured profitability. We operate a sustainable palm business based on RSPO certification. Notably, in 2025, we significantly expanded our production base by completing the acquisition of PT. Sampoerna Agro (now renamed PT. Prime AgriResources), a listed Indonesian company. In the second half of the same year, we completed the construction of a refinery with annual capacity of 500,000 tons. Consequently, we have successfully integrated upstream and midstream processes to our value chain, spanning ‘seed-plantation-milling-refining,’.

[Energy]

The Energy Business segment is comprised of the Energy Business Division, Gas Business Division, Senex Energy, and other domestic and international power generation-related investment entities.

•

Myanmar gas field business: In February 2021, as part of the third phase of the development project, the company began EPCIC to install a gas compression platform to produce low-pressure gas from the reservoir. Since completing construction in April 2024, the company has been producing gas since May 2024 from the new facilities. Additionally, in July 2024, we began construction on the fourth phase of the development project, designed to acquire additional reserves to sustain the current level of gas production. Phase 4 is scheduled to begin operation in 2027.

•

Onshore gas business in Australia: For timely implementation of the Group’s decarbonization and hydrogen business strategies and to expand its existing energy business, currently centered in Myanmar, the company acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, that produces gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. By the end of 2025, we completed the construction of three gas processing plants, establishing a 60PJ annual production system, with efforts to continue growing our production and sales volumes.

•

LNG terminal & connected business: The Gwangyang LNG Terminal, Korea’s first privately operated LNG import terminal, has a storage capacity of 930,000 KL across six tanks. By the end of 2026, we will expand to build two additional units to obtain total storage capacity of 1,330,000 KL. Serving as a key facility in the LNG value chain, it plays a pivotal role in connecting upstream LNG production with the downstream gas supply to end-users. The company is pursuing phased expansion beyond Gwangyang to meet both local demand and captive demand within the business group, while actively expanding into LNG bunkering, ship commissioning, and trading businesses.

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•

Power generation business: As the first private power generator in Korea, our Incheon LNG Combined Cycle Power Plant has been delivering reliable power supply to the Seoul metropolitan area for over 50 years. Located in Incheon’s Seo-gu district, the plant operates seven combined cycle power generators with total capacity of 3,412 MW, which accounts for about 9% of the region’s generation capacity. The power plant is a smart power generation facility, incorporating IoT and big data technologies in its operations.

•

Domestic onshore wind power business: In January 2015, the Sinan Green Energy acquired a business permit to run an onshore wind farm in Jaeun-myeon in Sinan-gun city of the Jeollanam-do province. We are operating 20 onshore wind power generators since their installation in 2019. With a generation capacity of 62.7 MW, this onshore wind power complex produces approximately 120,000 MWh of clean energy annually, which is equivalent to removing 49,000 tons of carbon dioxide emissions annually.

•

Expansion into new business To diversify its power generation portfolio, the company is driving district power generation and integrated energy supply projects as well as LNG-hydrogen co-firing power generation. Furthermore, it will continue domestic and international expansion of LNG and renewable energy projects to solidify its position in the energy business.

B. Infrastructure [Construction]

There are 23 subsidiaries in construction segment including POSCO E&C.

∎ POSCO E&C

[Plant business]

POSCO E&C has established a unique position in the domestic steel plant sector with extensive experience in supplying and constructing equipment for integrated steel mills and auxiliary facilities. The company has expanded into global markets, such as India, Brazil, and Indonesia, enhancing its reputation as a global player. Recently, the company has focused on carbon-reduced steel technologies and water electrolysis projects. In power generation, POSCO E&C was the first construction company to enter the South American market in 2006 to build coal-fired and gas combined cycle power plants. The company is also expanding involvement in nuclear power projects, including large-scale plants and national projects like i-SMR. In addition, by being the first in the world to apply high-manganese steel in LNG tank construction, the company has participated in numerous domestic and overseas LNG terminal projects, e.g., Gulf MTP LNG terminal projects in Thailand. We have also built multiple plants in Pohang, Gwangyang, Argentina, and North America to produce raw materials and components for the rechargeable battery.

The company has an extensive track record in various sectors, including roads, bridges, airports, seaports, and water treatment, and continues to expand its presence in the world. Particularly in the offshore wind sector, the company is focused on signing projects and collaborating with global industry leaders to take early action to gain dominance in the market. In effect, the company aims to systematically enhance our project execution capability and take a leading position as an EPC player in the offshore wind industry.

17

[Construction business]

POSCO E&C has top class construction capabilities, product development capabilities, and commercialization capabilities in the field of high-rise buildings and large-scale new city development. Representatively, the company is leading the Songdo International Business City Development Project and have successfully completed high-rise/supersize landmark projects such as POSCO Tower Songdo, Busan Haeundae LCT, and Yeouido Park One. Additionally, in the fields of urban redevelopment/reconstruction and remodeling, POSCO E&C has achieved the highest number of orders in the industry, earning recognition for its brand value from consumers and successfully executing numerous projects. Recently, our offerings are differentiated to meet diverse customer needs; ‘HAUTIERE’ is our high-end residential brand that joins other premium solutions. In light of the upcoming super-aged society, the company plans to diversify its portfolio by continuously expanding into new business, such as senior residences.

B. Infrastructure [Logistics and associated businesses]

There are 16 subsidiaries of logistics and etc. segment including POSCO FLOW and POSCO DX.

∎ POSCO DX

POSCO DX has both IT and operation automation technology (OT) capabilities. By converging IT and OT, the company has acquired prominence in applying this technology to manufacturing. Leveraging its proprietary AI-based platform, PosFrame, POSCO DX rolled out the Smart Factory technologies at POSCO’s steelworks and has since expanded its application into rechargeable battery material production processes as well as food & beverage manufacturing. As a result, POSCO DX is now known as a specialized provider of Smart Factory solutions. More recently, the company has been integrating AI and robotics to kick Smart Factory operations into next gear and to build the Intelligent Factory.

In addition, based on its capabilities in building fulfillment logistics systems and hubs, POSCO DX delivered projects such as POSCO’s logistics facilities, Incheon Airport’s Baggage Handling System (BHS), and Hanjin Express’s Mega Hub logistics center.

C. Rechargeable Battery Materials

Rechargeable Battery Materials segment includes businesses related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 19 subsidiaries, including POSCO FUTURE M and POSCO Argentina.

18

∎ POSCO FUTURE M

[Basic Industrial Materials]

•

Refractory production: Refractories maintain their chemical properties and strength even at high temperatures, making them indispensable in industrial facilities, including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO FUTURE M produces refractories and installs them in blast furnaces and various plants. Recognized for its expertise in refractory installation, the company is expanding its business to plants in other fields both domestically and internationally. However, there are challenges due to overproduction by refractory companies worldwide and the flood of Chinese low-cost products entering the market. Therefore, POSCO FUTURE M is striving to secure competitiveness in the global market by achieving maximum cost competitiveness and developing high value-added products.

•

Lime business: The quicklime market is dominated by POSCO and Hyundai Steel, which together account for over 90% of the total quicklime used for steelmaking. POSCO FUTURE M is the largest supplier to POSCO.

[Energy Materials]

In order to leap forward as an energy materials company, POSCO FUTURE M acquired the anode materials division of LS Mtron in August 2010 and merged with the cathode materials company POSCO ESM in April 2019. POSCO FUTURE M produces both anode active materials (anode materials) and cathode active materials (cathode materials), which are high-value-added materials in the rechargeable battery value chain.

As an integral part of POSCO group, POSCO FUTURE M has established a full battery materials value chain, ranging from raw to active battery materials and battery recycling. It is the only company to produce graphite-based anode materials, a critical mineral predominated by China. Therefore, the company expects sales to increase in the future by supplying global automakers and battery makers that seek to decouple from China.

However, if POSCO group’s production of raw materials, such as lithium, nickel, and graphite, declines or is delayed against the plan or if we are unable to meet the stricter Rules of Origin guidelines, we may not be able to reap all of the projected benefits.

D. Others

In Others segment, there are 24 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDINGS is focusing on investment in new growth businesses and opportunities.

19

3. Key Products

A. Sales of Key Products (2026.1H )

(Unit: KRW 100 million, %)

Business Segment	Item / Business Sector	Specific Use	Total Sales	Ratio

Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	63,861	21.0%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	99,516	32.8%
	Stainless Steel Products	Tableware, Pipes, etc.	37,915	12.5%
	Others	Plates, Wire rods, etc.	102,277	33.7%
	Gross Sum		303,569	100.0%
	Deduction of Internal Trade		(115,638)
	Sub Total		187,931

Infra- structure	Trading	Steel, Metal	166,657	56.8%
		Chemical, Strategic Item, Energy	42,835	14.6%
		Others	27,090	9.2%
	Construction	Architecture (Domestic)	23,035	7.9%
		Plant (Domestic)	8,597	2.9%
		Others (Domestic)	724	0.2%
		Overseas Construction	2,115	0.7%
		Owned Construction	620	0.2%
		Others	2,236	0.8%
	Logistics and etc.	Others	19,332	6.6%
	Gross Sum		293,241	100.0%
	Deduction of Internal Trade		(121,758)
	Sub Total		171,483

Rechargeable Battery Materials	Gross Sum		20,307	100.0%
	Deduction of Internal Trade		(8,508)
	Sub Total		11,799

Others	Gross Sum		10,250	100.0%
	Deduction of Internal Trade		(10,115)
	Sub Total		135

Total Sum			371,348

*	Due to the organizational restructuring of POSCO E&C in December 2025, the performance of ‘Civil Engineering (Domestic)’ sector has been consolidated into the ‘Plant (Domestic)’ sector.

20

B. Price Movement Trends of Key Products

		(Unit: KRW thousand/ton, KRW/kWh)
Business Segment	Products	2026.1H	2025	2024

Steel	Hot-rolled Product (HR)	895	869	910
	Cold-rolled Product (CR)	1,080	1,068	1,144

Infrastructure (Trading)	Electric Power	148	144	160

Rechargeable Battery Materials	Refractory	978	973	1,001
	Lime	164	158	142

*

Construction and Logistics and associated business segments of Infrastructure are omitted because the raw materials fluctuations defy meaningful measurement. In the case of the Rechargeable Battery Material business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Price Changing Factors

Steel prices in 1H of 2026 rose on increased FX volatility and higher raw materials and energy costs triggered by the Middle East conflict.

[Infrastructure (Trading)]

(1) Criteria for Calculation

a) Subjects for Calculation: Price of electric power

b) Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Price Changing Factors

- Power: Korea Gas Corporation cost, etc.

* The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

21

[Rechargeable Battery Materials]

(1) Criteria for Calculation

a) Subjects for Calculation: Unit price of refractory and quicklime

b) Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Price Changing Factors

a) Price of refractories: Affected by business condition of the front industry and raw material cost.

b) Quicklime price: Mainly influenced by utility unit price and raw materials cost.

C) Raw materials for Rechargeable Battery Materials: Subject to price fluctuations depending on the international supply of mineral resources.

4. Major Raw Materials

A. Current Status of Major Raw Materials

(Unit: KRW 100 million)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount	Portion

Steel		Raw Materials	Materials for Iron-making	Iron ore for blast furnaces	86,419	68.9%
			Sub-materials	Sub-materials for ironmaking, steelmaking	24,520	19.6%
			Stainless Steel Materials	Key materials forsts production	14,460	11.5%

Infra- structure	Trading	Raw Materials	LNG	Material for Power Generation	6,423	100.0%
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,301	19.7%
			Steel Reinforcement	Strengthening Concrete	950	14.3%
			Cable	Electricity Transfer	140	2.1%
			H-Beam	Structural steel for civil/construction	244	3.7%
			Others	Construction of Pipe and Structure etc.	3,980	60.2%
	Logistics and etc.	Raw Materials	Others	For other use	2,718	100.0%

Rechargeable Battery Materials		Raw Materials	NCM and etc.	Production of cathode materials	5,220	80.1%
			Graphite and etc.	Production of anode materials	213	3.3%
			Limestone and etc.	Production of lime	544	8.3%
			Others	Production of refractory	543	8.3%

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

22

B. Price Movement Trends of Major Raw Materials

(Unit: KRW thousand)

Business Segment		Category	2026.1H	2025	2024
Steel		Iron Ore (per ton)	144	133	135
		Coal (per ton)	355	268	329
		Scrap Iron (per ton)	560	485	505
		Nickel (per ton)	26,636	21,559	22,934

Infrastructure	Trading	LNG (per ton)	970	944	1,058
	Construction	Ready-mixed Concrete (per m3)	91	88	90
		Steel Pile (per m)	1.2	1.1	1.1
		Steel Reinforcement (per kg)	1.0	0.9	0.9
		Cable (per m)	1.4	1.2	1.0
Rechargeable Battery Materials		Refractory (per ton)	631	631	443
		Limestone (per ton)	24	25	25

*

Infrastructure (Logistics and associated businesses) and Others segment are omitted because the raw materials fluctuations defy meaningful measurement. In Rechargeable Battery Materials business, detailed descriptions are omitted to avoid risk of information leakage.

[Steel]

(1) Iron Ore:	Prices fell 2% QoQ to U$95/ton in Q2 2026; rising coking coal and coke prices squeezed steel mill margins and dampened iron ore demand, while supply from Australia increased.

							(Unit: U$/ton)

’26.Q2	’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

95	97	96	92	89	96	94	89	101	113

(2) Coal:	Prices rose 2% QoQ to U$238/ton in Q2 2026 due to tight supply spurred by production setbacks at key Australian hard coking coal mines and a mining accident in Shanxi, China.

							(Unit: U$/ton)

’26.Q2	’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

238	235	200	184	184	185	203	211	242	308

(3) Scrap:	Scrap prices increased by 12% QoQ to U$394/ton in Q2 2026, driven by supply-demand issues resulting from the Middle East conflict and higher ocean freight rates.

							(Unit: U$/ton)

’26.Q2	’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

394	352	344	340	337	342	350	364	376	392

23

(4) Nickel:

Prices rose 4% QoQ to U$18,131/ton in 1H 2026. Supply chain remained fragile on the back of reduction in Indonesian nickel production quota and sulfur supply disruptions caused by the Middle East conflict, which was further impacted by mining suspensions in Indonesia following early exhaustion of 2026 quota.

							(Unit: U$/lb, U$/ton)

’26.Q2	’26.Q1	’25.Q4	’25.Q3	’25.Q2	’25.Q1	’24.Q4	’24.Q3	’24.Q2	’24.Q1

8.22	7.87	6.75	6.81	6.88	7.06	7.27	7.37	8.35	7.53

18,131	17,356	14,892	15,014	15,171	15,571	16,038	16,259	18,415	16,589

*	LME: London Metal Exchange

[Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Price Changing Factors

Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)

Construction	Ready-mixed Concrete	Standard 25-210-15	-
	Rebar	SD400 10mm	Higher raw material (scrap) price
	H-Beam	SM355A 300*300*10*15 11m	Price hike due to higher domestic demand
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	Higher raw material (electric copper) price

[Rechargeable Battery Materials]

(1)	Criteria for Calculation

•	Refractory and lime: Purchase prices including freight costs

(2)	Price Changing Factors

a)	Refractory raw materials: Price fluctuations and compositional costs of raw materials in China

b)	Limestone: Raw material price fluctuation is not extreme, and there are slight variations depending on the freight cost

c)	Rechargeable Battery Materials: Price trends are not disclosed considering concerns about information leakage

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

(Unit: thousand ton)

Business Area	Products	2026.1H	2025	2024

Steel	Crude Steel	19,741	39,810	40,461

24

∎ POSCO STEELEON

(Unit: thousand ton)

			$	$	$

Business Area	Products	Plant	2026.1H	2025	2024

Steel	Galvanized / Color- coated Steel	Pohang	496	1,000	1,000
		Myanmar	34	70	70
Total			530	1,070	1,070

∎ POSCO M-TECH

(Unit: ton)

		$		$		$

Business Area	Products	2026.1H		2025		2024

Raw materials for steel production	Deoxidizer		19,352		41,005		39,058

[Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

(Unit: MW)

			$		$		$

Business Area	Products		2026.1H		2025		2024

Power Generation	Electric Power	Incheon		3,412		3,412		3,412

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(Unit: ton)

			$	$	$

Business Area	Products	Place of Business	2026.1H	2025	2024
Refractory	Brick and etc.	Pohang	57,801	116,560	116,560

LIME	Quicklime	Pohang	543,000	1,095,000	1,095,000
		Gwangyang	543,000	1,095,000	1,095,000
Total			1,143,801	2,306,560	2,306,560

*	In the case of the Rechargeable Battery Materials business, detailed notation is omitted in consideration of technology and information leakage concerns.

25

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production Result

(Unit: thousand ton)

Products		2026.1H	2025	2024

Crude Steel		17,703	38,643	39,281

Products	Hot-Rolled Steel	5,265	10,724	10,172
	Plate	3,220	6,365	6,636
	Wire Rod	821	1,594	2,131
	Pickled-Oiled Steel	1,407	2,725	2,713
	Cold-Rolled Products	3,737	7,365	7,498
	Coated Steel	3,420	7,164	7,543
	Electrical Steel	557	1,084	998
	Stainless Steel	1,104	3,098	3,333
	Others	1,180	1,525	1,698
	Total	20,711	41,644	42,720

*	The amount of products is the aggregate amount of POSCO’s production and production of POSCO’s subsidiaries, which may include interested parties’ transactions.

(2) Capacity Utilization Rate (2026.1H)

(Unit: thousand ton)

Company		Capacity	Production	Utilization Rate

Crude Steel Production	POSCO	19,741	17,703	89.7%
	PT. Krakatau POSCO	1,468	1,479	100.8%
	POSCO Yamato Vina Steel Joint Stock Company	275	239	86.9%

Total		21,484	19,421	90.4%

[Infrastructure (Trading)]

Due to the nature of the business, it is difficult to measure production performance and operating rates for Infrastructure (Construction), and Infrastructure (Logistics and associated businesses) segments, therefore, the information is omitted in this part.

∎ POSCO INTERNATIONAL

(1) Production Result

(Unit: GWh)

Business Area	Products	Place of Business	2026.1H	2025	2024

Power Generation	Electric Power	Incheon	5,177	10,529	12,193

(2) Capacity Utilization Rate (2026.1H)

(Unit: Hour, %)

Business Area	Production Base	Capacity	Production	Utilization Rate

Power Generation	Incheon Power Plant	4,344	2,430	55.93%

26

[Rechargeable Battery Materials]

∎ POSCO FUTURE M

(1) Production Result

(Unit: Ton)

Business Area	Products	Place of Business	2026.1H	2025	2024
Refractory	Brick and etc.	Pohang	35,694	79,417	80,191

LIME	Quicklime	Pohang	561,595	1,088,517	1,055,911
		Gwangyang	615,279	1,187,103	1,216,072
Total			1,212,568	2,355,037	2,352,174

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

(2) Capacity Utilization Rate (2026.1H)

(Unit: Ton)

Business Area	Capacity	Production	Utilization Rate

Refractory Factory	57,801	35,694	62%

Quicklime Factory (Pohang)	543,000	561,595	103%

Quicklime Factory (Gwangyang)	543,000	615,279	113%

Total	1,143,801	1,212,568

*	In the case of the rechargeable battery materials sector, detailed notation is omitted in consideration of technology and information leakage concerns.
*	As the Hwaseong Plant is operated under a simple consignment arrangement for POSCO facilities, the information is omitted.

C. Production Facilities

(1) The current status of production facilities (2026.1H)

[Land]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,004,373	140,415	-	-	2,144,788
Infrastructure	Trading	776,528	1,053	(63,475)	-	714,106
	Construction	334,781	32,804	(3,233)	-	364,352
	Logistics and etc.	59,555	1,050	-	-	60,605
Rechargeable Battery Materials		248,660	1,894	-	-	250,554
Others		262,489	488,809	(2,889)	-	748,409

27

[Buildings]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,303,256	290,744	(1,956)	(190,384)	3,401,660
Infrastructure	Trading	627,798	33,784	(28,706)	(13,051)	619,825
	Construction	78,290	12,763	(9,954)	(2,037)	79,062
	Logistics and etc.	113,363	5,590	(292)	(5,231)	113,430
Rechargeable Battery Materials		1,556,550	11,582	(291)	(119)	1,567,722
Others		114,583	4,760	(7,705)	(3,102)	108,536

[Structures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,773,749	174,358	(20,507)	(152,621)	2,774,979
Infrastructure	Trading	1,019,221	78,477	(715)	(27,547)	1,069,436
	Construction	37,792	9,008	(198)	(3,600)	43,002
	Logistics and etc.	81,046	1,462	-	(4,471)	78,037
Rechargeable Battery Materials		364,583	11,193	-	(2,126)	373,650
Others		13,982	421	(707)	(226)	13,470

[Machinery]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,437,095	1,584,934	(417,915)	(1,280,247)	14,323,867
Infrastructure	Trading	1,081,085	142,460	(106,463)	(42,025)	1,075,057
	Construction	4,758	679	(18)	(799)	4,620
	Logistics and etc.	202,628	24,083	(355)	(33,986)	192,370
Rechargeable Battery Materials		2,456,276	126,362	(354)	(11,523)	2,570,761
Others		23,485	5,989	(2,650)	(6,650)	20,174

28

[Vehicles]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		55,806	26,531	(6,620)	(15,796)	59,921
Infrastructure	Trading	30,807	2,956	(18,679)	(3,886)	11,198
	Construction	4,215	1,755	(869)	(913)	4,188
	Logistics and etc.	374	3,257	(1,746)	(63)	1,822
Rechargeable Battery Materials		9,382	1,832	(1,746)	(58)	9,410
Others		31	270	-	(278)	23

[Tools and Fixtures]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		61,868	21,661	(6,261)	(19,181)	58,087
Infrastructure	Trading	21,683	7,599	-	(5,332)	23,950
	Construction	1,436	765	(572)	(364)	1,265
	Logistics and etc.	5,567	1,873	(180)	(1,356)	5,904
Rechargeable Battery Materials		27,670	1,613	(5,461)	(1,258)	22,564
Others		33	2	(3)	-	32

[Equipment]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		114,254	36,188	(5,313)	(27,726)	117,403
Infrastructure	Trading	28,908	4,134	(15,090)	(6,047)	11,905
	Construction	5,739	2,728	(735)	(2,076)	5,656
	Logistics and etc.	13,289	2,432	(38)	(2,797)	12,886
Rechargeable Battery Materials		38,793	2,293	(1,119)	(1,977)	37,990
Others		18,185	729	(7)	(1,401)	17,506

[Financial Lease Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		107,543	37,991	(43,207)	(45,387)	56,940
Infrastructure	Trading	816,828	141,660	(43,438)	(42,101)	872,949
	Construction	58,863	42,348	(34,378)	(17,679)	49,154
	Logistics and etc.	269,427	24,997	(1,576)	-	292,848
Rechargeable Battery Materials		103,757	1,847	-	-	105,604
Others		17,909	9,073	(3,398)	(6,460)	17,124

29

[Biological Assets]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		-	-	-	-	-
Infrastructure	Trading	362,871	5,737	(866)	(15,494)	352,248
	Construction	-	-	-	-	-
	Logistics and etc.	-	-	-	-	-
Rechargeable Battery Materials		-	-	-	-	-
Others		-	-	-	-	-

[Assets under Construction]

(Unit: KRW million)

Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,796,458	1,273,555	(1,670,960)	-	1,399,053
Infrastructure	Trading	955,410	189,816	(175,615)	-	969,611
	Construction	5,141	11,035	(1,702)	-	14,474
	Logistics and etc.	48,897	20,118	(4,825)	-	64,190
Rechargeable Battery Materials		4,832,415	703,058	(2,099)	-	5,533,374
Others		503,335	33,991	(485,496)	-	51,830

(2) New Facility Establishment, Purchase, etc. (2026.1H)

•	Investments under Construction

ø	The total duration and investment amount of individual projects with investments in excess of KRW 100 billion have been aggregated on a simple sum basis.

[Steel]

(Unit: KRW hundred million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	October 2020 - February 2030	Revamping of Pohang Coke Oven No. 3 among others	60,544	19,316	41,228

[Infrastructure]

(Unit: KRW hundred million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	May 2022 – June 2027	Gwangyang LNG terminal, etc.	20,226	11,741	8,485

[Rechargeable Battery Materials]

(Unit: KRW hundred million)

Date		Project	Total Investment	Invested Amount	Amount to be Invested

Expansion/ Establishment	March 2020 ~ May 2027	Cathode/Anode material factory, lithium commercialization plant, etc.	74,056	54,167	19,889

30

6. Product Sales

[Steel]

(Unit: KRW hundred million)

Items		2026.1H	2025	2024

Domestic	Hot-Rolled Products	27,966	50,136	52,703
	Cold-Rolled Products	23,483	45,883	51,263
	Stainless Steel	14,725	26,422	29,493
	Others	50,034	91,676	95,180

Overseas	Hot-Rolled Products	35,895	72,135	72,818
	Cold-Rolled Products	76,033	144,832	152,461
	Stainless Steel	23,190	71,055	75,395
	Others	52,243	91,993	92,696

Total	Gross Sum	303,569	594,132	622,009
	Internal Transaction	(115,638)	(221,283)	(230,968)
	Total	187,931	372,849	391,041

[Infrastructure]

(Unit: KRW hundred million)

Business Area	Items		2026.1H	2025	2024

Trading	Domestic Trading	Merchandise	18,176	34,233	45,670
		Product	13,513	27,683	32,545
		Others	229	846	1,412
	Overseas Trading	Merchandise	88,342	116,886	118,643
		Product	675	1,132	3,881
		Others	1,366	243	144
	Trades among the 3 countries		114,281	240,748	226,736

Construction	Domestic Construction	Building	23,035	42,872	49,469
		Plant	8,597	20,378	31,427
		Others	724	1,807	2,724
	Overseas		2,115	3,905	8,777
	Own Construction		2,856	6,239	5,899

Logistics and etc.	Others		19,332	33,063	41,393

Total	Gross Sum		293,241	530,035	568,720

	Deduction of Internal Transaction		(121,758)	(233,353)	(261,735)
	Total		171,483	296,682	306,985

31

[Rechargeable Battery Materials]

(Unit: KRW hundred million)

Items	2026.1H	2025	2024

Gross Sum	20,307	33,384	38,299

Deduction of Internal Transaction	(8,508)	(12,421)	(10,174)

Total	11,799	20,963	28,125

[Others]

(Unit: KRW hundred million)

Items	2026.1H	2025	2024

Gross Sum	10,250	15,000	21,112

Deduction of Internal Transaction	(10,115)	(14,545)	(20,381)

Total	135	455	730

*	Domestic and overseas categorized by the sales area.
*	Sales of POSCO INTERNATIONAL’s foreign branches are included in ‘trade among the 3 countries’ under Infrastructure (Trading) Segment.

7. Derivatives

POSCO HOLDINGS signed currency swap contracts to hedge against exchange rate risks on foreign currency borrowings. As of June 30, 2026, the Company has currency swap contracts of USD 400 million (due to mature in May 2030) and USD 300 million (due to mature in May 2035), measured at fair value. The valuation gain on the currency swaps, as reflected in the Company’s financial statements as of June 30, 2026, amounts to KRW 92.42 billion.

32

POSCO uses currency swap contracts to hedge against the exchange rate risk on its long-term and short-term foreign currency borrowings. As of June 30, 2026, the company has currency swap contracts of USD 2.5 billion, measured at fair value. The valuation gain on the currency swaps, as reflected in POSCO’s financial statements as of June 30, 2026, amounts to KRW 298.484 billion; additionally, associated transaction gain amounts to KRW 30.592 billion.

POSCO also hedges against exchange rate risk on expected sales revenue and foreign currency borrowings through currency forward contracts. As of June 30, 2026, the company has signed currency forward contracts denominated in USD and THB. The company recognized valuation gains of KRW 34.324 billion, valuation losses of KRW 2.652 billion, and realized transaction gains of KRW 9.062 billion on these derivatives, reflected in the company’s financial statements as of June 30, 2026.

8. Significant Contracts

(1)	POSCO’s equity investment in an integrated steel mill JV in Odisha, India

a)	Contract Counterparty: Saffron Resources Private Limited

b)	Transaction amount: USD 1,093 million (Total contribution)

c)	Purpose: Equity investment to jointly construct an integrated steel mill in Odisha, India

d)	Contract execution: April 2026 (Board resolution date)

e)	Payment method: Cash payment

ø Disclosure date: February 24, 2026

•	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (POSCO’s Material Business Matters to report)

(2)	POSCO’s equity investment to build an electric arc furnace steel mill in Louisiana, USA

a)	Contract Counterparty: POS-Louisiana Inc. (tentative)

b)	Transaction amount: USD 582 million (Total contribution)

c)	Purpose: Equity investment to jointly construct an electric arc furnace steel mill in Louisiana, USA

d)	Contract execution: December 2025 (Board resolution date)

e)	Payment method: Cash payment

ø Disclosure date: December 16, 2025

•	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (POSCO’s Material Business Matters to report)

(3)	Price Movement Trend of Major Raw Materials

Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS (2024)

a)	Contract Counterparty: POSCO

b)	Transaction amount: KRW 0.6588 trillion

c)	Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

d)	Contract period: December 2024

e)	Payment method: Cash payment

f)

Company subject to transfer: POSCO Maharashtra Steel Private Limited, POSCO India Processing Center Private Limited, POSCO India Pune Processing Center Private Limited, POSCO ASSAN TST STEEL INDUSTRY Inc

33

∎ POSCO INTERNATIONAL

(1) Myanmar gas field

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

- In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

- Participation rate of each company in gas production and offshore pipeline transportation business

. POSCO INTERNATIONAL Corporation : 51.0%

. ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

. MOGE(Myanmar Oil and Gas Enterprise): 15.0%

. GAIL (India) Limited : 8.5%

. KOGAS(Korea Gas Corporation): 8.5%

- Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the Board resolution.

- Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO INTERNATIONAL disclosure date : September 22, 2020 (Decision on natural resources investment)

Investment on the 4th stage development of A-1 / A-3 block in Myanmar gas field	June 2024

1) Investment amount: KRW 926,302,200,195

2) Development period: July 1, 2024 ~ June 30, 2027

3) Future Plan : POSCO INTERNATIONAL plans to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field. Furthermore, it will install processing facilities on subsea pipelines and existing platform.

4) Other Information

- Location: North-west offshore, Myanmar

- This investment is the 4th stage of development of the existing Myanmar gas field development. The purpose of investment is to drill three additional production wells in two deep-sea fields and one additional production well in a shallow-sea field and to install processing facilities on subsea pipelines and existing platform.

- With its commencement of development in July 2024, the gas production expected to begin in the third quarter of 2027.

- Participation rate of each company in gas production and offshore pipeline transportation business

. POSCO INTERNATIONAL Corporation : 51.0%

. KOGAS(Korea Gas Corporation): 8.5%

. ONGC VIDESH(Oil and Natural Gas Corporation Videsh Limited) : 17.0%

. MOGE(Myanmar Oil and Gas Enterprise): 15.0%

. GAIL (India) Limited : 8.5%

- Investment size of USD 667 million, applying the exchange rate of June 25, 2024 (1USD=1,387.50 KRW).

- Detailed information and future timeline on this resource development investment is subject to change.

ø POSCO INTERNATIONAL disclosure date : June 27, 2024 (Decision on natural resources investment)

34

(2) Acquisition of Shares in PT.PAR, a Palm Oil Company in Indonesia

a)	Purpose: To seek greater synergy in the Indonesian palm business

b)	Payment method: Cash

c)	Contract execution: November 2025 (Board resolution date)

d)	Transaction amount: KRW 1,244,727,212,414

e)	Number of shares held: 1,794,889,157

f)	Shareholding ratio: 98.7%

ø	POSCO INTERNATIONAL disclosure date: February 23, 2026

•	Decision on Acquisition of Shares or Investment Certificates of Other Corporations (Material Business Matters of Subsidiary Company)

35

9. Research and Development

A. R&D Expenses (2026.1H)

		$		$		$
									(Unit: KRW million)

Category	Business Segment
	Steel	Infrastructure						Rechargeable Battery Materials	Others	Total
		Trading		Construction		Logistics and etc.

Selling and Administrative Cost	9,367		1,387		2,123		7,933	29,782	56,646	107,238

Manufacturing Cost	168,472		25		26		-	34	-	168,557

R&D Cost (Intangible Assets)	14,290		2		306		1,122	3,710	-1,054	18,376

Total*	192,129		1,414		2,455		9,055	33,526	55,592	294,171

Government Subsidy	-		-		681		-	-	-	681

R&D/Sales Ratio (%)	1.02%		0.01%		0.08%		6.39%	2.84%	412.04%	0.79%

*	Total includes government subsidy.

B. Research and Development (R&D) Organization (2026.1H)

					(Unit: No. of Entities)

Steel	Infrastructure			Rechargeable Battery Materials	Others	Total
	Trading	Construction	Logistics & etc.

37	11	10	3	4	10	75

36

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

   (Unit: KRW million)

	$	$	$

Account	2026.1H	2025	2024

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024

[Total current assets]	45,223,699	43,483,869	44,029,923

Cash and cash equivalents	6,346,928	7,049,800	6,767,898

Other receivables, net	2,224,430	1,920,685	2,261,323

Other short-term financial assets	8,166,052	8,778,584	8,499,389

Trade accounts and notes receivable, net	13,333,112	11,197,974	10,821,619

Inventories	13,967,774	13,624,433	14,143,500

Other current assets	1,185,403	912,393	1,536,194

[Total non-current assets]	64,488,945	61,708,569	59,374,276

Other receivables, net	1,474,877	1,635,253	1,306,329

Other long-term financial assets	3,650,214	3,060,842	2,571,651

Investments in associates and joint ventures	6,318,089	4,980,153	4,738,793

Property, plant and equipment, net	42,893,581	42,292,820	39,846,828

Intangible assets, net	5,880,421	5,493,529	4,774,824

Other non-current assets	4,271,763	4,245,972	6,135,851

Total assets	109,712,644	105,192,438	103,404,199

[Total current liabilities]	22,806,896	23,131,654	22,779,719

[Total non-current liabilities]	22,742,604	19,683,093	19,174,112

Total liabilities	45,549,500	42,814,747	41,953,831

37

Account	2026.1H	2025	2024

[Equity attributable to owners of the controlling company]	57,465,538	55,730,185	55,394,231

Share capital	482,403	482,403	482,403

Capital surplus	1,528,038	1,685,116	1,648,894

Retained earnings	53,646,915	53,177,472	53,658,368

Other equity attributable to owners of the controlling company	1,808,182	385,194	(395,434)

[Non-controlling Interests]	6,697,607	6,647,506	6,056,137

Total equity	64,163,144	62,377,691	61,450,368

	From January 1, 2026 to June 30, 2026	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024

Revenue	37,134,791	69,094,886	72,688,143

Operating profit	1,525,845	1,827,063	2,173,573

Profit	1,304,704	504,403	947,580

[Profit attributable to owners of the controlling company]	1,151,960	657,654	1,094,917

[Profit attributable to non-controlling interests]	152,744	(153,251)	(147,337)

Total comprehensive income	2,548,642	923,026	2,110,358

[Total comprehensive income attributable to owners of the controlling company]	2,204,056	1,032,628	2,008,919

[Total comprehensive income attributable to non-controlling interests]	344,586	(109,602)	101,439

Earnings per share (KRW)	15,233	8,697	14,451

Number of Consolidated Companies	200	199	194

38

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

(Unit: KRW million)

	$	$	$

Account	2026.1H	2025	2024

	As of June 30, 2026	As of December 31, 2025	As of December 31, 2024

[Total current assets]	4,678,457	3,945,123	3,793,469

Cash and Cash equivalents	240,948	184,416	409,387

Trade accounts and notes receivable, net	123,112	157,668	178,822

Other receivables, net	177,801	146,146	21,388

Other short-term financial assets	4,134,179	3,454,794	2,686,420

Inventories	-	-	467,796

Other current assets	2,417	2,099	29,656

[Total non-current assets]	47,744,317	47,870,462	46,840,329

Other receivables, net	29,718	17,414	14,894

Other long-term financial assets	599,131	506,736	421,822

Investments in Subsidiaries, associates, and joint ventures	46,042,080	46,290,252	45,631,965

Property, plant and equipment, net	728,784	703,140	415,993

Intangible assets, net	30,079	29,659	21,461

Other non-current assets	314,525	323,261	334,194

Total assets	52,422,774	51,815,585	50,633,797

[Total current liabilities]	327,665	245,628	162,831

[Total non-current Liabilities]	3,734,760	3,631,688	2,281,936

Total liabilities	4,062,425	3,877,316	2,444,768

39

Account	2026.1H	2025	2024

Share capital	482,403	482,403	482,403

Capital surplus	1,367,990	1,367,990	1,367,990

Retained earnings	47,371,447	47,310,066	47,952,144

Other equity	(861,491)	(1,222,190)	(1,613,507)

Total equity	48,360,349	47,938,269	48,189,030

	From January 1, 2026 to June 31, 2026	From January 1, 2025 to December 31, 2025	From January 1, 2024 to December 31, 2024

Revenue	964,879	1,403,310	1,997,128

Operating profit	751,039	976,825	1,596,420

Profit	776,320	494,878	1,621,282

Earnings per share (KRW)	10,266	6,544	21,398

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

40

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors (Board)

The Board consists of four inside directors (CHANG, In Hwa/ LEE, Ju Tae/ CHUNG, Seok Mo/ KIM, Ki Soo), seven independent directors (KWON, Tae-Kyun/ YOO, Young Sook/ YOO, Jin Nyong/ SOHN, Sung Kyu/ KIM, Joon Gi/ PARK, Sung Wook) and 1 other non-executive director (LEE, Hee Geun).

The Board manages six Special Committees:

a) ESG Committee

b) Director Candidate Recommendation Committee

c) Evaluation and Compensation Committee

d) Finance Committee

e) Audit Committee and

f) CEO Candidate Pool Management Committee

41

(2) Composition of the Special Committees under the Board and their functions (as of August 14, 2026)

Category	Composition	Directors	Major Functions
ESG Committee	3 Independent Directors, 1 Inside Director	KIM, Joongi (Chairman) YOO, Young Sook KWON, Tae-Kyun CHUNG, Seok Mo

•  Agenda

1. Matters related to the operation of the Board and the Special Committees

a) Development of agenda proposal and establishment of the operating standards of the Board and the special committees

b) Prior deliberation on revision or repeal of the Operating Rules for the Board of Directors

c) Prior deliberation of the composition and operation of the Board’s Special Committees

2. ESG-related implementation monitoring and report publication

3. Deliberation and resolution of donations in the amount of KRW 100 million to KRW 1 billion and prior deliberation on donations over KRW 1 billion

4. Deliberation and resolution on the following transactions with the largest shareholder of the Company as defined under the Commercial Act and such related party, where the transaction amount is less than KRW 200 billion, and prior deliberation for transactions of KRW 200 billion or more:

a) A single transaction whose amount is equal to or greater than 1/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

b) A transaction where the aggregate transaction amount with a specific counterparty during the relevant fiscal year, including the relevant transaction, is equal to or greater than 5/100 of the Company’s total assets or total revenue as of the end of the most recent fiscal year.

5. Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

a) Review of internal transaction-related issues and improvement measures

b) Prior deliberation on internal transactions (Amount KRW 200 billion or more)

c) Deliberation and resolution of internal transactions (between KRW 10 billion and KRW 200 billion)

6. Appointment of the Fair Trade Compliance Officer.

•  Reported Items

1. Key ESG issues of affiliates

2. Matters concerning the execution of internal transactions (between KRW 5 billion and KRW 10 billion)

42

Director Candidate Recommendation Committee	3 Independent Directors	SOHN, Sung Kyu (Chairman) YOO, Jin Nyong KIM, Joongi

•

Agenda

1. Qualification review of Independent Director candidates and making recommendation to the GMoS

2. Preliminary review and qualification review of Inside Director candidates

3. Prior deliberation on appointment of members of the special committees

4. Prior deliberation of the appointment of Representative Directors other than the Representative Director and CEO

5. Operation of the Independent Director Candidate Recommendation Advisory Panel

6. Other matters necessary for recommending Independent Director candidates

Evaluation and Compensation Committee	4 Independent Directors	YOO, Young Sook (Chairman) YOO, Jin Nyong PARK, Sung Wook KIM, Jooyoun

•

Agenda

1. Implementation of the executive performance evaluation and compensation plan

2. Prior deliberation on the executive performance evaluation and compensation plan

3. Prior deliberation on the remuneration and retirement allowance for Directors

43

Finance Committee	3 Independent Directors; 1 Inside Director	KWON, Tae-Kyun (Chairman) PARK, Sung Wook KIM, Jooyoun LEE, Ju Tae

•

Agenda

1. Policy development to foster sound internal corporate value and finances

2. Prior deliberation of filings for litigation or arbitration, or formulation of responses to reconciliation or trial mediation, or any equivalent legal actions in the amount of KRW 100 billion or more

3. Regarding investment activities

a) Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

b) Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company assumes)

c) Approval of new investments (more than KRW 50 billion and less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

d) Approval of existing investments (between KRW 100 billion and KRW 200 billion. Investment and capital increase includes borrowings and liabilities that the company assumes)

e) Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (in excess of KRW 200 billion, based on book value per unit of investment assets)

4. Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

5. Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

6. Prior deliberation on the delegation of authority to the CEO for bond issuance exceeding KRW 100 billion, and deliberation of and resolution on the delegation of authority to the CEO for bond issuance of KRW 100 billion or less. (for predetermined amount and type of bonds, and with a maturity period not exceeding one year)

7. Deliberation and resolution on offering non-current assets as collateral

8. Deliberation of and resolution on the assumption of liabilities, including collateral and guarantees, for invested companies for amounts under KRW 200 billion, and prior deliberation for such assumption of KRW 200 billion or more.

44

Audit Committee	3 Independent Directors	PARK, Sung Wook (Chairman) KIM, Joongi SOHN, Sung Kyu

•

Agenda

1. Defining the work scope of the committee

2. Matters delegated by the Board or Representative Directors

3. Request for Extraordinary GMoS

4. Consulting of external experts

5. Audit of the legitimacy of management’s business execution

6. Review of the soundness and validity of the Company’s financial activities and the appropriateness of the financial reporting

7. Review of the validity of important accounting standards or changes in accounting estimates

8. Evaluation of the operation status of the internal accounting management system

9. Evaluation of the internal control system

10. Agreement on appointment or dismissal of the internal audit department representative

11. Contract for appointment, remuneration and non-audit services of independent auditors

12. Evaluation of independent auditors’ audit activities

13. Report internal audit department’s annual audit plan and results

14. Report on the evaluation results of the Company’s ethical compliance

15. An independent auditor reports on important facts of the Company’s Directors’ misconduct or actions in violation of laws or the Articles of Incorporation

16. Report that independent auditors have violated the Company’s accounting standards

17. Enactment, amendment, or repeal of internal accounting management regulations

18. Other items deemed necessary by each committee member

CEO Candidate Pool Management Committee	6 Independent Directors (all)	YOO, Jin Nyong (Chairman) YOO, Young Sook KWON, Tae-Kyun SOHN, Sung Kyu KIM, Joongi PARK, Sung Wook KIM, Jooyoun

•

Agenda

1. Prior deliberation on the basic qualifications of CEO candidates as defined by the Board of Directors

2. Pooling results of CEO candidates

3. CEO candidate development plans

•

Reported Items

1. Results of the development of the CEO candidate pool

45

(3) List of Key Activities of the Board of Directors

•	January 1, 2026 ~ March 19, 2026

No.	Date	Agenda	Approval

2026-1	February 3

1. The 58th Operations Report and Financial Statements and the schedule for the Annual General Meeting of Shareholders (AGM)

•

Reported items

-  2025 consolidated business performance

-  2025 ICFR operational status

-  2025 evaluation of the ICFR operational status

Approved -

2026-2	February 19

1. Recommendation of inside director and other non-executive director candidates

2. Partial amendment to the Articles of Incorporation

3. Agenda items for the 58th AGM

4. Cancellation of treasury shares, and treasury shares report

5. Improvements to board operations and amendment of relevant rules

•

Reported items

-  Implementation of Board-approved agenda items in 2025

Approved Approved Approved Approved Approved After Amendment -

•	March 24, 2026 ~ June 30, 2026

No.	Date	Agenda	Approval

2026-3	March 24	1. Appointment of the Chair of the Board 2. Appointment of Representative Director 3. Appointment of Board Committee members	Approved Approved Approved After Amendment

2026-4	April 3	1. Borrowing of Government Policy Funds • Reported items - Mid-term shareholder return policy - Implementation of Board-approved agenda items in 2025	Approved

2026-5	May 12

1. Dividend payment for Q1 2026

2. Investment in DLE Demo Plant

3. Payment guarantee for POSCO—Argentina

4. Construction contract for POSCO Global Center main building

5. Limit to aggregate transaction with POSCO

•

Reported items

-  Business performance of the group in Q1 2026

-  Update on the integrated steel mill JV in India

-  2024 Board activities and evaluation results

-  Evaluation of Independent Director activities and utilization of the results

-  Implementation of Board-approved agenda items

Approved Approved Approved Approved Approved

*

At the 58th Annual General Meeting of Shareholders held on March 24, 2026, Inside Director CHUN Sung Lae retired upon the expiration of his term. The shareholders elected KIM Jooyoun as a new Independent Director, CHUNG Seok Mo as an Inside Director, and LEE Hee Geun as a Non-executive Director. Additionally, Independent Director KIM Joongi and Inside Directors LEE Ju Tae and KIM Ki Soo were re-elected.

46

•	July 1, 2026 ~ August 14, 2026

No.	Date	Agenda	Approval

2026-6	August 7

1. Dividend payment for Q2 2026

2. Disposal of equity stakes in a listed subsidiary

3. Treasury shares report

•

Reported Items

-  Business performance of the group in Q2 2026

-  Update and proposed plan for the group’s new business initiatives

-  Implementation of Board-approved agenda items

Approved Approved Approved

(4) Key Activities of Independent Directors

•	January 1, 2026 ~ August 14, 2026

No.	Date	Independent Director Attendance (Total Independent Directors)	Remarks
2026-1	February 3	6 (6)	-
2026-2	February 19	6 (6)	-
2026-3	March 24	7 (7)	-
2026-4	April 3	7 (7)	-
2026-5	May 12	7 (7)	-
2026-6	August 7	7 (7)	-

(5) Special Committees under the Board and their Activities

•	ESG Committee (January 1, 2026 ~ March 23, 2026)

Date	Agenda	Approval

January 22, 2026	• Reported items - Review outcomes on the possibility of recognition and use of emission reduction at PT.BIA as carbon credits in Korea - Measures to improve operating companies’ ESG disclosure indices	-

February 13, 2026	1. Improvements to Board operations and amendment of relevant rules • Reported items - 2026 POSCO group consolidated ESG management action plan - 2026 POSCO group human rights management action plan	Deliberated

•	ESG Committee (March 24, 2026 ~ June 30, 2026)

Date	Agenda	Approval
May 7, 2026

1. Publication of the 2025 Sustainability Report

2. Endowment to POSCO Educational Foundation

3. Payment guarantee for POSCO Argentina

4. Construction contract for POSCO Global Center main building

•

Reported items

-  Q1 2026 consolidated ESG performance

Approved Approved Deliberated Deliberated

•	ESG Committee (July 1, 2026 ~ August 14, 2026)

Date	Agenda	Approval

August 3, 2026	• Reported items - Q2 2026 consolidated ESG performance - Update on self-directed fair trade CP practices for 1H 2026	-

47

•	Director Candidate Recommendation and Management Committee (January 1, 2026~March 23, 2026)

Date	Agenda	Approval
February 19, 2026	1. Recommendation of independent director candidates 2. Qualification review of inside director candidates 3. Appointment of 2026 Board Committee members	Approved Deliberated Deliberated

•	Director Candidate Recommendation and Management Committee (March 24, 2026 ~ June 30, 2026)

Date	Agenda	Approval
March 24, 2026	1. Appointment of the Representative Director	Deliberated

•	Director Candidate Recommendation and Management Committee (July 1, 2026 ~ August 14, 2026)

Date	Agenda	Approval
August 7, 2026	1. Operation of the Independent Director Candidate Recommendation Advisory Panel	Approved

•	Evaluation and Compensation Committee (January 1, 2026 ~ March 23, 2026)

Date	Agenda	Approval
February 4, 2026	1. 2025 group-wide business performance assessment	Approved

•	Finance Committee (March 24, 2026 ~ June 30, 2026)

Date	Agenda	Approval

April 3, 2026	1. Borrowing of Government Policy Funds	Deliberated

May 6, 2026	1. Investment in DLE Demo Plant 2. Payment guarantee for POSCO-Argentina	Deliberated Deliberated

•	Finance Committee (July 1, 2026 ~ August 14, 2026)

Date	Agenda	Approval
August 3, 2026	1. Disposal of equity stakes in a listed subsidiary	Deliberated

48

•	CEO Candidate Pool Management Committee (March 24, 2026 ~ June 30, 2026)

Date	Agenda	Approval
May 8, 2026	1. Result of candidates pooled for the Representative Director & CEO position 2. 2026 development plan to groom internal CEO candidate pool	Approved Approved

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Park, Sung Wook Kim, Joongi Sohn, Sung Kyu*	Satisfiesthe requirements stipulated in the Korean Commercial Act	Chair - -

*	SOHN, Sung-Kyu is an accounting and financial expert

(2) Major Activities of the Audit Committee

•	January 1, 2026 ~ March 23, 2026

Session	Date	Agenda	Approval

2026-1	February 2, 2026

1. 2025 evaluation of ICFR operational status

2. Authorization of audit and non-audit service agreements for POSCO Holdings and its consolidated entities

3. 2025 Audit Committee activities

•

Reported items

-  2025 ICFR operational status

Approved Approved Approved

2026-2	February 26, 2026

1. Authorization of non-audit service agreement for POSCO

2. 2025 year-end consolidation internal audit result

3. 2025 internal audit performance and 2026 plan

4. Deliberation on AGM agenda items

•

Reported items

-  2025 year-end consolidation external audit result

Approved Approved Approved Approved

•	March 24, 2026 ~ June 30, 2026

Session	Date	Agenda	Approval

2026-3	March 24, 2026	1. Appointment of the Chair of the Audit Committee	Approved

2026-4	April 24, 2026

1. Internal audit results of the Q1 2026 consolidated financial statements

•

Reported items

-  Plan for the 2026 ICFR Operational Status Review

-  Updates on the 2025 20-F audit and the external review of Q1 2026 consolidated financial statements

Approved -

49

•	July 1, 2026 ~ August 14, 2026

Session	Date	Agenda	Approval

2026-5	August 11 2026

1. Internal audit result of the Q2 2026 consolidated financial statements

2. Assessment result of external auditor activities for 2025

3. External auditor selection criteria

4. 1H 2026 internal audit results and 2H 2026 plans

•

Reported items

-  Assessment results of the 2026 ICFR design

-  External review results for the Q2 2026 consolidated financial statements

Approved Approved Approved Approved

C. Voting Rights of Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the 36th General Meeting of Shareholders on March 12, 2004.

(2)	The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1)	The Salary of Directors and Audit Committee Members

(Unit: KRW million)

Category	Fiscal Year	No. of people	Total payment	Average payment (Per person)

Inside Director (Excluding Independent Director, Audit Committee Member)	2026.1H	5	2,818	720
	2025	4	5,246	1,338
	2024	4	5,431	1,306

Independent Director (Excluding Audit Committee Members)	2026.1H	4	193	55
	2025	3	326	109
	2024	3	422	125

Audit Committee Members	2026.1H	3	160	53
	2025	3	331	110
	2024	3	394	128

ø	No. of people: The number of directors and the Audit Committee members in office as of June 30, 2026, December 31, 2025, and December 31, 2024

ø	Total payment: The total amount of remuneration paid to all directors and Audit Committee members who served during the period (includes directors who retired during the year)

ø	Average payment per person: The sum of average payment per director during the period

50

POSCO HOLDINGS INC.

and its subsidiaries

Interim condensed consolidated financial statements

for each of the six-month periods ended June 30, 2026 and 2025 with the independent auditor’s review report

Report on review of interim condensed consolidated financial statements

EY Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed consolidated financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed consolidated financial statements of POSCO HOLDINGS INC. and its subsidiaries (collectively referred to as the “Group”), which comprise the interim condensed consolidated statement of financial position as of June 30, 2026, and the related interim condensed consolidated statements of comprehensive income or loss for each of the three-month and six-month periods ended June 30, 2026 and 2025, interim condensed consolidated statements of changes in equity and interim condensed consolidated statements of cash flows for each of the six-month periods ended June 30, 2026 and 2025, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed consolidated financial statements

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2025, and the related consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2026 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2025, presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 14, 2026

This review report is effective as of August 14, 2026, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed consolidated financial statements and may result in modification to this review report.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated financial statements

for each of the six-month periods ended June 30, 2026 and 2025

“The accompanying interim condensed consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position as of June 30, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	June 30, 2026 (unaudited)		December 31, 2025
Assets

Cash and cash equivalents	21	~~W~~	6,346,928	7,049,800
Trade accounts and notes receivable, net	4,15,21,25,26,33		13,333,112	11,197,974
Other receivables, net	5,21,33		2,224,430	1,920,685
Other short-term financial assets	6,21		8,166,052	8,778,584
Inventories	7		13,967,774	13,624,433
Current income tax assets			92,500	78,704
Assets held for sale	8		8,279	20,167
Other current assets	14		1,084,624	813,522

Total current assets			45,223,699	43,483,869

Long-term trade accounts and notes receivable, net	4,21		16,528	19,708
Other receivables, net	5,21,33		1,474,877	1,635,253
Other long-term financial assets	6,21		3,650,214	3,060,842
Investments in associates and joint ventures	9		6,318,089	4,980,153
Investment property, net	11		1,727,088	1,691,625
Property, plant and equipment, net	12		42,893,581	42,292,820
Intangible assets, net	13		5,880,421	5,493,529
Defined benefit assets, net	19		278,152	360,112
Deferred tax assets	31		2,043,319	2,038,844
Other non-current assets	14		206,676	135,683

Total non-current assets			64,488,945	61,708,569

Total assets		~~W~~	109,712,644	105,192,438

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of financial position, continued

as of June 30, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	June 30, 2026 (unaudited)		December 31, 2025
Liabilities

Trade accounts and notes payable	21,33	~~W~~	5,514,721	5,106,921
Short-term borrowings and current installments of long-term borrowings	15,21		11,107,218	12,117,422
Other payables	16,21,33		3,450,986	3,406,505
Other short-term financial liabilities	17,21		67,700	66,623
Current income tax liabilities			275,489	223,666
Liabilities directly associated with the assets held for sale	8		—	3,678
Provisions	18		573,651	632,644
Other current liabilities	20,25,26		1,817,131	1,574,195

Total current liabilities			22,806,896	23,131,654

Long-term borrowings, excluding current installments	15,21		19,296,704	16,374,578
Other payables	16,21		1,300,341	1,237,358
Other long-term financial liabilities	17,21		93,813	91,068
Defined benefit liabilities, net	19		89,415	63,189
Deferred tax liabilities	31		1,185,666	1,159,973
Long-term provisions	18		671,764	650,329
Other non-current liabilities	20		104,901	106,598

Total non-current liabilities			22,742,604	19,683,093

Total liabilities			45,549,500	42,814,747

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,528,038	1,685,116
Other components of equity	23		2,609,952	1,561,510
Treasury shares	24		(801,771)	(1,176,317)
Retained earnings			53,646,915	53,177,472

Equity attributable to owners of the controlling company			57,465,537	55,730,184
Non-controlling interests			6,697,607	6,647,507

Total equity			64,163,144	62,377,691

Total liabilities and equity		~~W~~	109,712,644	105,192,438

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2026 and 2025 (Unaudited)

		For the three-month period ended June 30 (unaudited)			For the six-month period ended June 30 (unaudited)
(in millions of Won, except per share information)	Notes	2026		2025	2026	2025
Revenue	25,26,33	~~W~~	19,258,684	17,555,587	37,134,791	34,992,363
Cost of sales	26,30		(17,599,341)	(16,170,232)	(33,959,035)	(32,271,130)

Gross profit			1,659,343	1,385,355	3,175,756	2,721,233
Selling and administrative expenses	21,27,30
Other administrative expenses			(783,904)	(708,693)	(1,535,652)	(1,424,276)
Selling expenses			(56,425)	(69,490)	(114,258)	(121,344)

Operating profit			819,014	607,172	1,525,846	1,175,613
Share of profit of equity-accounted investees, net	9		72,428	87,516	163,838	152,800
Finance income and costs	21,28
Finance income			795,006	1,264,053	2,323,603	2,068,732
Finance costs			(1,040,822)	(1,591,099)	(2,633,377)	(2,539,259)
Other non-operating income and expenses	21,29,30
Other non-operating income			553,186	50,657	691,504	183,521
Other non-operating expenses			(287,708)	(190,617)	(403,700)	(303,767)

Profit before income tax			911,104	227,682	1,667,714	737,640
Income tax expense	31		(149,789)	(143,836)	(363,010)	(309,559)

Profit			761,315	83,846	1,304,704	428,081

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			(34)	1	2,881	(5,625)
Foreign currency translation differences			(18,082)	(163,610)	176,921	(156,603)
Remeasurements of defined benefit plans	19		5,609	5,602	11,099	4,938
Net changes in fair value of equity investments at fair value through other comprehensive income	21		(67,148)	(25,164)	44,943	14,111
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in subsidiaries under equity method			102,561	(218,578)	368,182	(217,283)
Foreign currency translation differences			79,735	(596,783)	639,154	(566,825)
Gains or losses on valuation of derivatives	21		733	(133)	759	(259)

Other comprehensive income (loss), net of tax			103,374	(998,665)	1,243,939	(927,546)

Total comprehensive income (loss)		~~W~~	864,689	(914,819)	2,548,643	(499,465)

Profit attributable to:
Owners of the controlling company		~~W~~	684,754	159,865	1,151,960	462,161
Non-controlling interests			76,560	(76,019)	152,744	(34,080)

Profit		~~W~~	761,314	83,846	1,304,704	428,081

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	800,271	(668,060)	2,204,056	(298,224)
Non-controlling interests			64,418	(246,759)	344,586	(201,241)

Total comprehensive income (loss)		~~W~~	864,689	(914,819)	2,548,642	(499,465)

Earnings per share (in Won)	32
Basic earnings per share (in Won)			9,055	2,114	15,233	6,112
Diluted earnings per share (in Won)		~~W~~	9,055	2,114	15,233	6,112

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests	Total
Balance as of January 1, 2025	~~W~~	482,403	1,648,894	1,155,429	(1,550,862)	53,658,368	55,394,232	6,056,136	61,450,368
Comprehensive income:
Profit for the period		—	—	—	—	462,161	462,161	(34,080)	428,081
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	5,353	5,353	(415)	4,938
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	(212,037)	—	—	(212,037)	(10,871)	(222,908)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	12,916	—	467	13,383	728	14,111
Foreign currency translation differences, net of tax		—	—	(566,824)	—	—	(566,824)	(156,603)	(723,427)
Gains or losses on valuation of derivatives, net of tax		—	—	(259)	—	—	(259)	—	(259)

Total comprehensive income		—	—	(766,204)	—	467,981	(298,223)	(201,241)	(499,464)

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(102,372)	(291,424)
Interim dividends		—	—	—	—	(189,052)	(189,052)	—	(189,052)
Changes in the scope of consolidation		—	—	—	—	—	—	5,000	5,000
Changes in ownership interest in subsidiaries		—	(34,967)	—	—	—	(34,967)	156,631	121,664
Retirement of treasury shares		—	—	—	374,545	(374,545)	—	—	—
Others		—	(8,422)	—	—	(7,890)	(16,312)	9,121	(7,191)

Total transactions with owners of the controlling company		—	(43,389)	—	374,545	(760,539)	(429,383)	68,380	(361,003)

Balance as of June 30, 2025 (Unaudited)	~~W~~	482,403	1,605,505	389,225	(1,176,317)	53,365,810	54,666,626	5,923,275	60,589,901

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of changes in equity, continued

for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Total
	Share capital		Capital surplus	Other components of equity	Treasury shares	Retained earnings	Subtotal	Non- controlling interests
Balance as of January 1, 2026	~~W~~	482,403	1,685,116	1,561,510	(1,176,317)	53,177,472	55,730,184	6,647,507	62,377,691
Comprehensive income:
Profit for the period		—	—	—	—	1,151,960	1,151,960	152,744	1,304,704
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	5,086	5,086	6,012	11,098
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	362,210	—	—	362,210	8,853	371,063
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	45,457	—	(571)	44,886	57	44,943
Foreign currency translation differences, net of tax		—	—	639,154	—	—	639,154	176,921	816,075
Gains or losses on valuation of derivatives, net of tax		—	—	759	—	—	759	—	759

Total comprehensive income		—	—	1,047,580	—	1,156,475	2,204,055	344,587	2,548,642

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)	(77,028)	(266,080)
Interim dividends		—	—	—	—	(151,242)	(151,242)	—	(151,242)
Changes in the scope of consolidation		—	—	—	—	—	—	(16,707)	(16,707)
Changes in ownership interest in subsidiaries		—	(155,120)	—	—	—	(155,120)	(228,885)	(384,005)
Retirement of treasury shares		—	—	—	374,546	(374,546)	—	—	—
Others		—	(1,958)	862	—	27,808	26,712	28,133	54,845

Total transactions with owners of the controlling company		—	(157,078)	862	374,546	(687,032)	(468,702)	(294,487)	(763,189)

Balance as of June 30, 2026 (Unaudited)	~~W~~	482,403	1,528,038	2,609,952	(801,771)	53,646,915	57,465,537	6,697,607	64,163,144

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows

for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	Notes	for the six-month period ended June 30, 2026 (Unaudited)		for the six-month period ended June 30, 2025 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,304,704	428,081
Adjustments for:
Depreciation			1,889,359	1,818,192
Amortization			253,386	221,053
Finance income			(1,430,672)	(1,312,039)
Finance costs			1,671,174	1,536,247
Income tax expense			363,010	309,559
Impairment loss on property, plant and equipment			123,508	113,159
Gain on disposal of property, plant and equipment			(2,465)	(22,018)
Loss on disposal of property, plant and equipment			65,202	53,034
Impairment loss on goodwill and other intangible assets			5,703	25,678
Gain on disposal of investments in subsidiaries, associates and joint ventures			(480,032)	(24,973)
Loss on disposal of investments in subsidiaries, associates and joint ventures			99,071	752
Share of profit of equity-accounted investees			(163,838)	(152,800)
Impairment loss on disposal of assets held for sale			—	831
Gain on disposal of assets held for sale			(9,788)	(52,148)
Loss on disposal of assets held for sale			—	653
Expenses related to post-employment benefit			136,095	129,051
Impairment loss on trade and other receivables			51,517	53,043
(Reversal of) Loss on valuation of inventories			(54,316)	(39,259)
Increase (decrease) to provisions			40,888	77,129
Gain on insurance claim			(12,850)	(1,884)
Others, net			44,081	(7,347)

			2,589,033	2,725,913

Changes in operating assets and liabilities	35		(2,682,615)	(132,462)

Interest received			278,753	206,075
Interest paid			(575,447)	(497,113)
Dividends received			127,127	247,074
Income taxes paid			(332,935)	(544,806)

Net cash provided by operating activities		~~W~~	708,620	2,432,762

(continued)

POSCO HOLDINGS INC. and its subsidiaries

Interim condensed consolidated statements of cash flows, consolidated for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	Notes	for the six-month period ended June 30, 2026 (Unaudited)		for the six-month period ended June 30, 2025 (Unaudited)
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(9,960,400)	(9,248,078)
Proceeds from disposal of short-term financial instruments			10,075,763	8,034,242
Increase in loans			(242,537)	(150,960)
Collection of loans			300,428	23,516
Acquisitions of securities			(197,633)	(620,313)
Proceeds from disposal of securities			615,631	337,297
Acquisitions of long-term financial instruments			(26,931)	(1,896)
Acquisitions of investment in associates and joint ventures			(867,853)	(151,870)
Proceeds from disposal of investment in associates and joint ventures			105,335	10,172
Acquisitions of investment property			(3,368)	—
Proceeds from disposal of investment property			6,588	567
Acquisitions of property, plant and equipment			(2,118,713)	(2,872,762)
Proceeds from disposal of property, plant and equipment			61,180	154,464
Acquisitions of intangible assets			(216,670)	(298,296)
Proceeds from disposal of intangible assets			2,611	8,472
Proceeds from disposal of assets held for sale			13,041	221,417
Collection of lease receivables			6,377	13,420
Cash inflow from insurance claim			12,787	1,816
Cash inflow from changes in the scope of consolidation			485,058	—
Others, net			(51,584)	(26,447)

Net cash used in investing activities		~~W~~	(2,000,890)	(4,565,239)

Cash flows from financing activities
Origination of borrowings			4,611,169	3,980,458
Repayment of borrowings			(3,067,590)	(2,233,025)
Repayment of short-term borrowings, net			(402,047)	1,024,032
Capital contribution from non-controlling interests			30,908	172,573
Payment of cash dividends			(405,441)	(480,768)
Repayment of lease liabilities			(89,323)	(92,399)
Others, net			(245,038)	125,512

Net cash provided by financing activities		~~W~~	432,638	2,496,383

Effect of exchange rate fluctuation on cash held			156,760	(122,515)

Net increase in cash and cash equivalents			(702,872)	241,391
Changes in cash classified as assets held for sale			—	(7,002)
Cash and cash equivalents at beginning of the period			7,049,800	6,767,898

Cash and cash equivalents at end of the period		~~W~~	6,346,928	7,002,287

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements

June 30, 2026 and 2025 (Unaudited)

1. General Information

General information about POSCO HOLDINGS INC. (the “Company”), the controlling company, and its subsidiaries in the scope of consolidation, such as 65 domestic subsidiaries including POSCO INC. and 134 foreign subsidiaries including POSCO America Corporation, and 110 associates and joint ventures (collectively referred to as the “Group”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 is as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages subsidiaries, etc. through ownership of their shares.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2026, the shares of POSCO HOLDINGS INC. are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

(b)	New subsidiaries subject to consolidation

Subsidiaries, acquired or newly established, subject to consolidation for the six-month period ended June 30, 2026 are as follows:

Company	Date of addition	Ownership (%)	Reason
POS-Louisiana Inc.	January 2026	100.00	New establishment
Centrux LNG Pte. Ltd.	January 2026	100.00	New establishment
Gale International Korea, LLC	February 2026	100.00	Change in status
Yingkou PFM Refractories Co., Ltd.	March 2026	100.00	New establishment
FUTUREM VIETNAM COMPANY LIMITED	May 2026	100.00	New establishment
NRG Metals Argentina S.A.	May 2026	100.00	Acquisition

(c)	Subsidiaries excluded from consolidation due to loss of control

A subsidiary excluded from consolidation for the six-month period ended June 30, 2026 is as follows:

Company	Date of exclusion	Reason
GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	March 2026	Divestiture
POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	April 2026	Divestiture
Qingdao Pohang Stainless Steel Co., Ltd.	April 2026	Divestiture
Zhangjigang Pohang Port Co., Ltd.	April 2026	Divestiture
Zhangjiagang BLZ Pohang International Trading	April 2026	Divestiture

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation

Statement of compliance

The interim condensed consolidated financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group incurred after December 31, 2025. These interim condensed consolidated financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(b)	Measurement of fair value

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Group’s Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

2. Basis of Preparation (cont’d)

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described below, the accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2025.

Changes in Accounting Policies

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

The amendments to KIFRS 1109 and KIFRS 1107 Classification and Measurement of Financial Instruments include:

•

a clarification that a financial liability is derecognized on the “settlement date” and the introduction of an accounting policy choice (if specific conditions are met) to derecognize financial liabilities settled using an electronic payment system before the settlement date;

•	additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed;

•	clarifications on what constitute “non-recourse features” and what are the characteristics of contractually linked instruments; and

•

the introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income (OCI).

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

(b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

-	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

-	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

-	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

-	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

-	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

The amendments to KIFRS 1109 and KIFRS 1107 - Contracts Referencing Nature-dependent Electricity have been issued and include the followings:

•	clarification of the application of the “own-use” requirements for in-scope contracts;

•	amendments to the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts; and

•	addition of new disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

The amendments have no material impact on the Group’s interim condensed consolidated financial statements.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

New and amended standards not yet adopted by the Group

The following new and amended accounting standards and interpretations had been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

(a)	KIFRS 1118 Presentation and Disclosure in Financial Statements

Key changes in the accounting policies

KIFRS 1118 has been issued, which replaces KIFRS 1001 Presentation of Financial Statements. KIFRS 1118 is expected to enhance the comparability of financial performance among similar firms by providing information users with useful information for analyzing and comparing firm performance, with a focus on the statement of profit or loss.

KIFRS 1118 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted. As the Group must apply this standard retrospectively in accordance with KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, comparative information for the fiscal year ended December 31, 2027 is restated in accordance with KIFRS 1118.

The major accounting policies expected to result in significant differences from the current financial statements when the Group prepares the financial statements in accordance with KIFRS 1118 are as follows. These do not include all the differences that may incur in the future and are subject to change based on further analysis.

1) Changes such as presentation in the statement of profit or loss

KIFRS 1118 introduces new requirements for presentation within the statement of profit or loss to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations. An entity is required to classify all income and expenses shown in the statement of profit or loss to the operating category if they do not fall under the investing, financing, income taxes, or discontinued operations categories. According to KIFRS 1118, the operating category is a residual category, meaning it will encompass any income and expenses not assigned to the other specified categories.

The Group shall evaluate its main business activities to classify income and expenses; if the Group’s core business is to provide financing to customers or invest in assets with particular features, some income and expenses that might ordinarily have been classified in the investing or financing category, when applying the general principles, will be presented in the operating category.

The operating profit or loss of KIFRS 1118 differs significantly from the operating profit or loss under KIFRS 1001, which is defined as income less cost of goods sold and selling and administrative expenses under KIFRS 1001. KIFRS 1118 requires the disclosure of operating profit or loss calculated in accordance with KIFRS 1001 in the notes, and the details of the adjustments for the difference between operating profit or loss under KIFRS 1118 and operating profit or loss under KIFRS 1001 shall also be disclosed in the notes.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

3. Summary of Material Accounting Policy Information (cont’d)

In addition, KIFRS 1118 requires the presentation of “operating profit or loss,” consisting of all income and expenses classified under operating category, operating profit or loss and “operating profit or loss before financing and income taxes,” consisting of all income and expenses classified under investing category, and “net profit or loss.” However, there is an exception from presenting the subtotal “profit or loss before financing and income taxes” if the Group has a main business activity of providing financing to customers, depending on the accounting policies applied.

2) Disclosure of management-defined performance measures(MPMs)

KIFRS 1118 introduces the concept of MPMs which are defined as a subtotal of income and expenses that an entity uses in public communications outside financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to the users. KIFRS 1118 defines MPMs as subtotals of income and expenses that are not specified in paragraph 118 of KIFRS 1118 or for which presentation and disclosure of subtotals of income and expenses are not specifically required.

If a performance measure qualifies as an MPM, KIFRS 1118 specifies the disclosure requirements. These disclosures should be included in a single note in the financial statements, and include:

•	a description of the aspect of financial performance which is communicated by the MPM, as well as explanation of why the MPM provides useful financial information;

•	how the MPM is calculated; and

•	a reconciliation between the MPM and the most directly comparable subtotal required by KIFRS, including the income tax effects and the effect on non-controlling interests for each reconciling item.

3) Changes such as classification of cash flows, etc.

In addition, narrow-scope amendments have been made to KIFRS 1007 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.

Assessment of major impact

The Group has not applied KIFRS 1118 as it is not mandatorily applicable yet, and the Group plans to report the first interim financial statements for the reporting period ended December 31, 2027, in accordance with KIFRS 1118.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

4. Trade Accounts and Notes Receivable

Details of trade accounts and notes receivable as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Trade accounts and notes receivable	~~W~~	12,402,069	10,133,240
Due from customers for contract work		1,508,834	1,594,458
Less: Allowance for doubtful accounts		(577,791)	(529,724)

	~~W~~	13,333,112	11,197,974

Non-current
Trade accounts and notes receivable	~~W~~	59,547	64,902
Less: Allowance for doubtful accounts		(43,019)	(45,194)

	~~W~~	16,528	19,708

The Group discounted trade accounts receivable in accordance with trade accounts receivable factoring agreements with financial institutions for the six-month period ended June 30, 2026 and the year ended December 31, 2025. This transaction is a transaction with recourse rights because the Group is obligated to pay the amount to the bank, etc. if the trade accounts receivable are not recovered at maturity, and the transaction is accounted for as secured borrowing. As of June 30, 2026 and December 31, 2025, the book value of the trade accounts receivable from the transaction is ~~W~~224,044 million and ~~W~~136,758 million, respectively, and the amount is included in the short-term borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

5. Other Receivables

Details of other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Short-term loans	~~W~~	420,422	348,621
Other accounts receivable		1,504,199	1,276,332
Accrued income		291,215	341,802
Deposits		80,308	106,612
Others		38,170	36,209
Lease receivables		16,663	14,432
Less: Allowance for doubtful accounts		(126,547)	(203,323)

	~~W~~	2,224,430	1,920,685

Non-current
Long-term loans(*1)	~~W~~	1,350,520	1,369,527
Other accounts receivable		468,119	461,676
Accrued income		171,746	183,455
Deposits		124,405	141,782
Lease receivables		65,366	65,676
Less: Allowance for doubtful accounts		(705,279)	(586,863)

	~~W~~	1,474,877	1,635,253

(*1)	The Group recognized an allowance for doubtful accounts for all of the other receivables from FQM Australia Holdings Pty Ltd., an associate, due to low possibility of collecting these receivables.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

6. Other Financial Assets

Details of other financial assets as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Derivatives assets	~~W~~	212,702	235,924
Debt securities		390,543	927,586
Deposit instruments(*1)		7,359,353	7,123,233
Short-term financial instruments(*1)		201,419	491,841
Other securities		2,035	—

	~~W~~	8,166,052	8,778,584

Non-current
Derivatives assets	~~W~~	798,746	426,649
Equity securities(*2)		1,799,464	1,721,439
Debt securities		214,139	172,181
Other securities(*2)		767,944	696,148
Deposit instruments(*1)		69,921	44,425

	~~W~~	3,650,214	3,060,842

(*1)	As of June 30, 2026 and December 31, 2025, financial instruments amounting to ~~W~~852,180 million and ~~W~~362,150 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of June 30, 2026 and December 31, 2025, ~~W~~123,107 million and ~~W~~122,285 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

7. Inventories

(a) Details of inventories as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Finished goods	~~W~~	2,455,818	2,754,668
Merchandise		1,287,163	1,247,922
Semi-finished goods		2,627,702	2,764,000
Raw materials		3,387,946	3,333,252
Fuel and materials		1,127,296	1,095,038
Construction inventories		155,084	166,689
Materials-in-transit		3,104,341	2,490,175
Others		172,459	169,010

		14,317,809	14,020,754

Less: Allowance for inventories valuation(*1)		(350,035)	(396,321)

	~~W~~	13,967,774	13,624,433

(*1)	For each of the six-month periods ended June 30, 2026 and 2025, allowance for inventories valuation was increased by ~~W~~54,316 million and reversed by ~~W~~39,259 million, respectively.

(b) The allowances for inventories valuation by item as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Finished goods	~~W~~	124,741	158,268
Merchandise		15,688	7,255
Semi-finished goods		40,976	90,155
Raw materials		140,986	115,651
Fuel and materials		9,190	6,069
Construction inventories		7,711	7,989
Others		10,743	10,934

	~~W~~	350,035	396,321

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Asset
Cash and cash equivalents		—	1,924
Account receivables and other receivables		—	314
Equity Securities		7,833	7,276
Property, plant and equipment		446	10,361
Intangible assets		—	285
Others		—	7

	~~W~~	8,279	20,167

Liability
Other receivables	~~W~~	—	3,419
Provisions		—	259

	~~W~~	—	3,678

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026						December 31, 2025
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.(*1)	4,507,138	34.00	~~W~~	473,093	~~W~~	408,590	421,699
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		16,988	16,685
Pocheon-Hwado Highway Corp.(*1)	7,109,230	27.89		35,546		7,273	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd	944,920	29.53		4,725		12,011	12,096
PCC Amberstone Private Equity Fund 1(*2)	2,253,533,435	8.80		2,254		2,335	2,791
Others(*1)						131,113	134,363

						578,310	604,828

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	50,082	25.04		83,030		285,942	263,375
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		448,964	411,602
AMCI (WA) PTY LTD	49	49.00		209,664		193,010	162,606
KOREA LNG LTD.	2,400	20.00		135,205		24,159	19,524
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,747	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		14,204	11,994
M RES NSW HCC II Pty Ltd(*3)	72,000,000	92.31		104,511		98,822	101,884
Hyundai-POSCO Louisiana Steel LLC	20	20.00		278,043		322,421	—
PT.Xinheng Metal Indonesia	255,000,000	44.12		578,350		590,906	—
Others(*1)						310,500	252,322

						2,305,675	1,239,790

					~~W~~	2,883,985	1,844,618

(*1)

As of June 30, 2026 and December 31, 2025, investments in associates amounting to ~~W~~466,890 million and ~~W~~486,995 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of June 30, 2026, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(*3)

As of June 30, 2026, the entity is classified as an associate since the Group has significant influence over the investee although the Group’s percentage of ownership is more than 50%, considering the structure of the entity’s Board of Directors and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(b)	Details of investments in joint ventures as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026						December 31, 2025
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS	11,568,000	60.00	~~W~~	115,680	~~W~~	151,796	146,038
SNNC	18,130,000	49.00		90,650		—	2,364
Others						10,212	12,702

						162,008	161,104

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,592,394	1,441,376
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		501,127	466,492
KOBRASCO	2,010,719,185	50.00		32,950		155,207	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		152,010	132,616
PT NICOLE METAL INDUSTRY	152,764,706	49.00		603,178		720,660	649,462
HBIS-POSCO Automotive Steel Co., Ltd	—	50.00		235,251		123,895	134,404
Others						26,803	23,138

						3,272,096	2,974,431

					~~W~~	3,434,104	3,135,535

(*1)	As of June 30, 2026 and December 31, 2025, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(c)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)
Company	December 31, 2025 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2026 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	421,699	—	—	6,866	(19,975)	408,590
SNNC		2,364	—	—	(2,363)	(1)	—
Chun-cheon Energy Co., Ltd		16,685	—	—	—	303	16,988
Pocheon-Hwado Highway Corp.		17,194	—	—	(9,922)	1	7,273
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,096	—	—	(85)	—	12,011
PCC Amberstone Private Equity Fund 1		2,791	35	—	367	(858)	2,335
POSCO MC MATERIALS		146,038	—	—	5,758	—	151,796
Others		147,064	11,425	(396)	(6,281)	(10,487)	141,325

		765,931	11,460	(396)	(5,660)	(31,017)	740,318

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		263,375	—	(16,776)	26,467	12,876	285,942
9404-5515 Quebec Inc.		411,602	—	(14,470)	14,399	37,433	448,964
AMCI (WA) PTY LTD		162,606	—	—	21,847	8,557	193,010
KOREA LNG LTD.		19,524	—	(2,779)	2,776	4,638	24,159
PT. Wampu Electric Power		16,483	—	(909)	285	888	16,747
POS-SeAH Steel Wire(Nantong) Co., Ltd.		11,994	—	—	423	1,787	14,204
Roy Hill Holdings Pty Ltd		1,441,376	—	(95,904)	74,581	172,341	1,592,394
POSCO-NPS Niobium LLC		466,492	—	(12,359)	14,615	32,379	501,127
KOBRASCO		126,943	—	—	10,471	17,793	155,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		132,616	—	—	5,458	13,936	152,010
PT NICOLE METAL INDUSTRY		649,462	—	—	29,395	41,803	720,660
HBIS-POSCO Automotive Steel Co., Ltd		134,404	—	—	(23,966)	13,457	123,895
M RES NSW HCC II Pty Ltd		101,884	—	—	(14,811)	11,749	98,822
Hyundai-POSCO Louisiana Steel LLC		—	278,043	—	319	44,059	322,421
PT.Xinheng Metal Indonesia		—	578,350	—	1,168	11,388	590,906
Others		275,461	—	(5,554)	6,071	61,325	337,303

		4,214,222	856,393	(148,751)	169,498	486,409	5,577,771

	~~W~~	4,980,153	867,853	(149,147)	163,838	455,392	6,318,089

(*1)

Others represent the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the six-month period ended June 30, 2026.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	For the year ended December 31, 2025

(in millions of Won)
Company	December 31, 2024 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2025 Book value
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	392,269	17,509	(2,795)	7,595	7,121	421,699
SNNC		38,046	—	—	(35,826)	144	2,364
Chun-cheon Energy Co., Ltd		14,054	—	—	2,016	615	16,685
Pocheon-Hwado Highway Corp.		14,834	—	—	2,360	—	17,194
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,401	—	—	(306)	1	12,096
PCC Amberstone Private Equity Fund 1		6,181	—	(227)	(469)	(2,694)	2,791
POSCO MC MATERIALS		153,839	—	(3,000)	(5,072)	271	146,038
Others		132,730	25,597	(2,216)	(2,445)	(6,602)	147,064

		764,354	43,106	(8,238)	(32,147)	(1,144)	765,931

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		279,349	—	(37,273)	57,362	(36,063)	263,375
9404-5515 Quebec Inc.		426,276	—	(21,180)	12,359	(5,853)	411,602
AMCI (WA) PTY LTD		68,478	—	—	95,188	(1,060)	162,606
KOREA LNG LTD.		25,622	—	(5,040)	5,192	(6,250)	19,524
PT. Wampu Electric Power		17,680	—	(1,708)	739	(228)	16,483
POS-SeAH Steel Wire(Nantong) Co., Ltd.		10,713	—	—	983	298	11,994
Roy Hill Holdings Pty Ltd		1,397,824	—	(213,794)	161,274	96,072	1,441,376
POSCO-NPS Niobium LLC		477,898	—	(44,955)	43,229	(9,680)	466,492
KOBRASCO		119,820	—	(22,955)	17,761	12,317	126,943
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		126,906	—	(11,440)	15,399	1,751	132,616
PT NICOLE METAL INDUSTRY(*2)		578,604	62,574	—	19,497	(11,213)	649,462
HBIS-POSCO Automotive Steel Co.Ltd		179,841	—	—	(47,669)	2,232	134,404
M RES NSW HCC II Pty Ltd		—	104,511	—	(2,210)	(417)	101,884
Others		265,428	3,088	(9,526)	2,953	13,518	275,461

		3,974,439	170,173	(367,871)	382,057	55,424	4,214,222

	~~W~~	4,738,793	213,279	(376,109)	349,910	54,280	4,980,153

(*1)

Others represent the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others for the year ended December 31, 2025.

(*2)

For the year ended December 31, 2025, the Group acquired an additional investment in a joint venture amounting to ~~W~~62,574 million by participating in a capital increase of PT NICOLE METAL INDUSTRY for an investment in a nickel pyrometallurgical plant in Indonesia.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

(d)	The summarized financial information on associates and joint ventures as of and for the six-month period ended June 30, 2026 and the year ended December 31, 2025 is as follows:

1)	As of and for the six-month period ended June 30, 2026

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,258,536	4,414,621	843,915	327,546	18,139
SNNC		602,206	623,917	(21,711)	317,658	(43,871)
Chun-cheon Energy Co., Ltd		514,703	391,245	123,458	190,073	(113)
Pocheon-Hwado Highway Corp.		654,710	592,023	62,687	10,808	(36,124)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		12,870	2,512	10,358	—	(288)
PCC Amberstone Private Equity Fund 1		26,590	50	26,540	7,335	4,175
POSCO MC MATERIALS		341,668	87,214	254,454	126,754	9,546
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,594,026	452,070	1,141,956	229,609	105,704
9404-5515 Quebec Inc.		1,751,350	312	1,751,038	—	55,704
FQM Australia Holdings Pty Ltd		97,996	1,792,467	(1,694,471)	—	(56,822)
KOREA LNG LTD.		121,089	293	120,796	14,735	13,878
Nickel Mining Company SAS		505,413	331,190	174,223	108,992	(21,417)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		357,889	61,522	296,367	161,614	(1,588)
PT. Wampu Electric Power		193,317	111,798	81,519	7,947	1,209
POS-SeAH Steel Wire(Nantong) Co., Ltd.		114,192	62,985	51,207	73,168	1,693
Roy Hill Holdings Pty Ltd		12,398,023	2,929,968	9,468,055	3,965,541	837,293
POSCO-NPS Niobium LLC		1,002,051	—	1,002,051	—	23,733
KOBRASCO		325,998	16,190	309,808	33,830	20,942
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,350,384	769,211	581,173	789,707	21,834
DMSA/AMSA		837,397	1,908,555	(1,071,158)	285,203	(185,924)
HBIS-POSCO Automotive Steel Co., Ltd		1,021,995	758,244	263,751	400,223	(49,083)
PT NICOLE METAL INDUSTRY		1,186,353	155,618	1,030,735	471,251	60,522
M RES NSW HCC II Pty Ltd		101,843	72	101,771	—	(11,615)
Hyundai-POSCO Louisiana Steel LLC		1,500,197	8,637	1,491,560	—	1,593
PT.Xinheng Metal Indonesia		1,137,351	24,544	1,112,807	—	2,647

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investments in Associates and Joint ventures (cont’d)

2)	As of and for the year ended December 31, 2025

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co.,Ltd.	~~W~~	5,186,881	4,361,206	825,675	638,593	23,070
SNNC		553,862	531,702	22,160	767,857	(73,652)
Chun-cheon Energy Co., Ltd		505,987	382,416	123,571	363,995	377
Pocheon-Hwado Highway Corp.		683,282	584,471	98,811	24,289	7,364
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		13,340	2,694	10,646	1,050	(1,049)
PCC Amberstone Private Equity Fund 1		33,795	2,067	31,728	891	(5,329)
POSCO MC MATERIALS		349,737	104,830	244,907	205,386	(8,479)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,445,230	393,409	1,051,821	462,017	229,086
9404-5515 Quebec Inc.		1,631,812	21	1,631,791	—	47,813
FQM Australia Holdings Pty Ltd		57,067	1,579,336	(1,522,269)	—	(96,001)
KOREA LNG LTD.		97,944	325	97,619	28,117	25,960
Nickel Mining Company SAS		491,050	303,284	187,766	187,021	(70,342)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		340,488	71,616	268,872	187,600	(21,282)
PT. Wampu Electric Power		190,896	111,514	79,382	19,108	3,693
POS-SeAH Steel Wire(Nantong) Co., Ltd.		99,974	55,384	44,590	151,451	3,814
Roy Hill Holdings Pty Ltd		11,118,720	2,625,843	8,492,877	7,209,853	1,641,837
POSCO-NPS Niobium LLC		932,780	—	932,780	—	79,937
KOBRASCO		276,085	22,804	253,281	54,101	35,522
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		1,272,968	769,371	503,597	1,455,502	61,595
DMSA/AMSA		875,900	1,692,942	(817,042)	856,215	(684,937)
HBIS-POSCO Automotive Steel Co., Ltd		964,614	679,930	284,684	625,983	(97,928)
PT NICOLE METAL INDUSTRY		1,073,184	172,335	900,849	701,059	40,197
M RES NSW HCC II Pty Ltd		109,139	3	109,136	—	(2,761)

10. Joint Operations

Details of significant joint operations that the Group is participating in as a party to a joint arrangement as of June 30, 2026 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

11. Investment Property

Changes in the carrying amounts of investment properties for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	794,740	—	(5,200)	—	158	5,775	795,473
Buildings		752,471	3,368	(347)	(15,868)	352	34,970	774,946
Structures		1,210	—	—	(447)	—	667	1,430
Right of use assets		143,204	—	(44)	(3,510)	—	15,589	155,239

	~~W~~	1,691,625	3,368	(5,591)	(19,825)	510	57,001	1,727,088

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	866,450	163	(510)	—	—	(71,363)	794,740
Buildings		942,851	2,727	(607)	(21,147)	(2,553)	(168,800)	752,471
Structures		1,755	—	—	(909)	—	364	1,210
Right of use assets		144,840	1,464	(276)	(5,621)	—	2,797	143,204

	~~W~~	1,955,896	4,354	(1,393)	(27,677)	(2,553)	(237,002)	1,691,625

(*1)	Including reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

12. Property, Plant and Equipment

(a)	Changes in the carrying amounts of property, plant and equipment for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment loss	Others(*1)	Ending
Land	~~W~~	3,686,386	3,866	(3,233)	—	—	595,795	4,282,814
Buildings		5,793,840	6,439	(4,365)	(205,562)	(8,362)	308,245	5,890,235
Structures		4,290,373	7,030	(3,369)	(173,551)	(17,040)	249,131	4,352,574
Machinery and equipment		18,205,327	77,743	(14,818)	(1,277,336)	(97,894)	1,293,827	18,186,849
Vehicles		100,615	6,762	(890)	(20,994)	—	1,069	86,562
Tools		118,257	10,649	(772)	(27,722)	231	11,160	111,803
Furniture and fixtures		219,168	12,248	(999)	(41,959)	(65)	14,953	203,346
Lease assets		1,374,327	69,014	(6,557)	(106,916)	—	64,751	1,394,619
Bearer plants		362,871	—	(406)	(15,494)	—	5,277	352,248
Construction-in-progress		8,141,656	1,832,581	(4,380)	—	—	(1,937,326)	8,032,531

	~~W~~	42,292,820	2,026,332	(39,789)	(1,869,534)	(123,130)	606,882	42,893,581

(*1)	Presenting reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Disposals	Depreciation	Impairment loss(*2)	Others(*3)	Ending
Land	~~W~~	3,335,875	33,702	218,786	(13,247)	—	(1,364)	112,634	3,686,386
Buildings		5,280,968	28,996	62,944	(35,868)	(403,394)	—	860,194	5,793,840
Structures		3,860,523	13,591	10,796	(103,544)	(330,278)	—	839,285	4,290,373
Machinery and equipment		18,311,678	107,319	23,146	(43,106)	(2,543,786)	(88,769)	2,438,845	18,205,327
Vehicles		89,975	9,538	19,921	(1,463)	(40,783)	(1,344)	24,771	100,615
Tools		134,501	23,288	—	(1,850)	(53,854)	(1)	16,173	118,257
Furniture and fixtures		200,033	30,487	4,818	(3,466)	(79,619)	—	66,915	219,168
Lease assets		970,634	644,892	—	(43,705)	(202,668)	—	5,174	1,374,327
Bearer plants		139,451	—	249,352	(4,647)	(11,229)	—	(10,056)	362,871
Construction-in-progress		7,523,190	5,176,786	44,872	(8,941)	—	(44,175)	(4,550,076)	8,141,656

	~~W~~	39,846,828	6,068,599	634,635	(259,837)	(3,665,611)	(135,653)	(196,141)	42,292,820

(*1)

For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were newly included as subsidiaries, the Group included the resulting increase in property, plant and equipment in business combinations.

(*2)

For the year ended December 31, 2025, the Group estimated the recoverable amount of individual assets whose operation was suspended, such as Finex Plant no. 3, at their net fair value and recognized an impairment loss of ~~W~~69,988 million.

(*3)	Includes reclassifications resulting from change in purpose of use, adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

12. Property, Plant and Equipment (cont’d)

(b)

Changes in the carrying amounts of right-of-use assets presented as investment properties and property, plant and equipment for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others	Ending
Land	~~W~~	326,232	6,746	(40)	(7,936)	916	325,918
Buildings and structures		193,783	18,501	(6,570)	(30,941)	18,451	193,224
Machinery and equipment		332,121	12,114	(943)	(35,249)	45,307	353,350
Vehicles		40,769	5,382	(768)	(9,079)	4,531	40,835
Ships		426,786	—	—	(19,097)	—	407,689
Others		197,840	26,271	(141)	(8,123)	12,995	228,842

	~~W~~	1,517,531	69,014	(8,462)	(110,425)	82,200	1,549,858

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	348,918	15,560	(16,154)	(22,092)	326,232
Buildings and structures		154,747	119,586	(55,532)	(25,018)	193,783
Machinery and equipment		346,642	29,687	(64,748)	20,540	332,121
Vehicles		45,071	15,832	(21,623)	1,489	40,769
Ships		196,070	264,508	(33,792)	—	426,786
Others		24,026	201,183	(16,440)	(10,929)	197,840

	~~W~~	1,115,474	646,356	(208,289)	(36,010)	1,517,531

(c)	The amounts recognized in profit or loss related to leases for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2026		2025	2026	2025
Interest on lease liabilities	~~W~~	19,981	13,364	38,888	24,786
Expenses related to short-term leases		3,069	8,958	12,355	20,584
Expenses related to leases of low-value assets		1,062	2,803	5,427	7,856

	~~W~~	24,112	25,125	56,670	53,226

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

13. Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill and other intangible assets for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	826,772	—	—	—	(343)	1,305	827,734
Intellectual property rights		3,375,658	296,285	—	(162,594)	—	296,864	3,806,213
Membership(*1)		139,238	158	(93)	(134)	(11)	333	139,491
Development expense		200,753	4,593	—	(34,675)	—	8,889	179,560
Port facilities usage rights		153,152	—	—	(7,422)	—	—	145,730
Exploratation and evaluation assets		147,013	5,004	—	—	(5,288)	9,399	156,128
Development assets		83,341	—	—	(151)	—	6,186	89,376
Customer relationships		116,246	—	—	(17,419)	—	213	99,040
Other intangible assets		451,356	37,370	(81)	(30,991)	18	(20,523)	437,149

	~~W~~	5,493,529	343,410	(174)	(253,386)	(5,624)	302,666	5,880,421

(*1)	Lease premiums included memberships with the indefinite useful lives.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Business Combination(*3)	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	357,851	—	466,537	(461)	—	—	2,845	826,772
Intellectual property rights		3,247,517	377,414	—	(4)	(289,446)	(30,426)	70,603	3,375,658
Membership(*1)		136,108	7,243	—	(4,892)	(238)	(519)	1,536	139,238
Development expense		95,041	12,089	—	—	(50,481)	(6,124)	150,228	200,753
Port facilities usage rights		167,996	—	—	—	(14,844)	—	—	153,152
Exploratation and evaluation assets		115,309	44,097	—	(22)	—	(14,548)	2,177	147,013
Development assets		86,711	—	—	—	—	—	(3,370)	83,341
Customer relationships		145,699	—	—	—	(42,068)	—	12,615	116,246
Other intangible assets		422,592	162,142	88,338	(563)	(68,858)	(1)	(152,294)	451,356

	~~W~~	4,774,824	602,985	554,875	(5,942)	(465,935)	(51,618)	84,340	5,493,529

(*1)	Lease premiums included memberships with the indefinite useful lives.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets, adjustments of foreign currency translation difference and others.
(*3)

For the year ended December 31, 2025, as entities such as PT. Prime Agri Resources were newly included as subsidiaries, the Group included the resulting increase in goodwill and other intangible assets in business combinations.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

14. Other Assets

Details of other assets as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Advance payments	~~W~~	774,814	582,909
Prepaid expenses		261,347	186,066
Firm commitment asset		13,085	9,221
Others		35,378	35,326

	~~W~~	1,084,624	813,522

Non-current
Long-term advance payments	~~W~~	108,069	54,896
Long-term prepaid expenses		17,827	18,156
Others		80,780	62,631

	~~W~~	206,676	135,683

15. Borrowings

(a)	Details of short-term borrowings and current portion of long-term borrowings and others as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2026		December 31, 2025
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2026~ June, 2026	July, 2026~ June, 2027	3.40~6.30	~~W~~	172,391	137,852
Short-term borrowings	HSBC and others	July, 2025~ June, 2026	July, 2026~ June, 2027	0.50~7.89		7,094,130	7,294,105

						7,266,521	7,431,957

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ June, 2026	July, 2026~ June, 2027	1.00~8.50		1,389,705	1,302,568
Current portion of debentures	KB Securities co., Ltd. and others	July, 2019~ May, 2025	July, 2026~ June, 2027	1.72~8.4		2,406,544	3,340,036
Less: Current portion of discount on debentures issued						(3,021)	(1,648)
Current portion of exchangable bonds	Foreign currency exchangable bonds	September, 2021	September, 2026			47,469	44,509

						3,840,697	4,685,465

					~~W~~	11,107,218	12,117,422

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

15. Borrowings (cont’d)

The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	419,025

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to investors exercising their early redemption rights, EUR 1,038,800,000 of the total face value of EUR 1,065,900,000 in exchangeable bonds was redeemed during the year ended December 31, 2024.

(*2)	The exchange price has changed due to cash dividends paid during the six-month period ended June 30, 2026.

The Group has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

15. Borrowings (cont’d)

(b)	Details of long-term borrowings, excluding current portion and others, as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2026		December 31, 2025
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ June, 2026	July, 2027~ March, 2040	0.98~7.50	~~W~~	7,788,806	6,605,336
Less: Present value discount						(51,257)	(49,101)
Bonds	KB Securities co., Ltd. and others	October, 2019~ June, 2026	July, 2027~ January, 2036	1.77~8.25		11,612,605	9,859,696
Less: Discount on debentures issued						(53,450)	(41,353)

					~~W~~	19,296,704	16,374,578

(c)	Details of assets pledged as collateral with regard to the borrowings as of June 30, 2026 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	5,349,597	4,992,601
Trade accounts and notes receivable	Korea Development Bank and others		224,044	224,044
Financial instruments	Korea Development Bank and others		497,410	497,410
Cash equivalents	Korea Development Bank and others		9,972	9,972

		~~W~~	6,081,023	5,724,027

16. Other Payables

Details of other payables as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Accounts payable	~~W~~	1,633,495	1,646,460
Accrued expenses		1,258,141	1,242,403
Dividend payable		16,381	4,598
Lease liabilities		203,382	180,424
Withholdings		339,587	332,620

	~~W~~	3,450,986	3,406,505

Non-current
Accounts payable	~~W~~	2,970	4,072
Accrued expenses		24,864	18,459
Lease liabilities		1,218,301	1,160,230
Long-term withholdings		54,206	54,597

	~~W~~	1,300,341	1,237,358

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

17. Other Financial Liabilities

Details of other financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Derivative liabilities	~~W~~	48,419	49,947
Financial guarantee liabilities		10,784	8,194
Others		8,497	8,482

	~~W~~	67,700	66,623

Non-current
Derivative liabilities	~~W~~	3,124	7,627
Financial guarantee liabilities		17,189	9,941
Others		73,500	73,500

	~~W~~	93,813	91,068

18. Provisions

(a)	Details of provisions as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026			December 31, 2025
	Current		Non- current	Current	Non- current
Provision for bonus payments	~~W~~	103,869	103,535	119,010	101,039
Provision for construction warranties		33,140	157,835	39,393	148,673
Provision for legal contingencies and claims(*1)		10,345	46,905	5,685	45,363
Provision for the restoration		2,552	222,014	2,979	196,651
Others(*2)		423,745	141,475	465,577	158,603

	~~W~~	573,651	671,764	632,644	650,329

(*1)

The Group recognized probable outflow of resources amounting to ~~W~~36,096 million and ~~W~~35,061 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Group as of June 30, 2026 and December 31, 2025, respectively.

(*2)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy sources. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of June 30, 2026 and December 31, 2025, the Group recognized ~~W~~59,110 million and ~~W~~45,150 million respectively, as provision.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

18. Provisions (cont’d)

(b)	Changes in provisions for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	220,049	71,284	(77,753)	(1,139)	(5,037)	207,404
Provision for construction warranties		188,066	21,983	(15,138)	(4,582)	646	190,975
Provision for legal contingencies and claims		51,048	4,953	(104)	(593)	1,946	57,250
Provision for the restoration		199,630	20,957	(2,610)	(5,723)	12,312	224,566
Others		624,180	39,281	(60,943)	(35,388)	(1,910)	565,220

	~~W~~	1,282,973	158,458	(156,548)	(47,425)	7,957	1,245,415

(*1)	Including adjusted foreign currency translation differences and others.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Business Combination(*1)	Utilization	Reversal	Others(*2)	Ending
Provision for bonus payments	~~W~~	191,861	159,990	—	(133,528)	(2,634)	4,360	220,049
Provision for construction warranties		186,860	43,891	—	(35,139)	(6,005)	(1,541)	188,066
Provision for legal contingencies and claims		96,446	10,856	—	(23,507)	(15,782)	(16,965)	51,048
Provision for the restoration		207,851	26,853	—	(4,953)	(4,843)	(25,278)	199,630
Others		293,571	484,936	138,212	(29,447)	(68,387)	(194,705)	624,180

	~~W~~	976,589	726,526	138,212	(226,574)	(97,651)	(234,129)	1,282,973

(*1)	For the year ended December 31, 2025, PT. Prime Agri Resources was newly included as a subsidiary, and the Group included the resulting increase in provisions as part of the business combination.
(*2)	Including adjusted foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

19. Post-employment plans

(a)	Defined contribution plans

The expenses related to defined contribution retirement plans for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	19,600	18,867	40,041	37,631

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Present value of funded obligations	~~W~~	2,532,621	2,631,811
Fair value of plan assets(*1)		(2,708,898)	(2,923,780)
Present value of non-funded obligations		(12,460)	(4,955)

Net defined benefit liabilities	~~W~~	(188,737)	(296,924)

(*1)

As of June 30, 2026 and December 31, 2025, the Group recognized net defined benefit assets amounting to ~~W~~278,152 million and ~~W~~360,112 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed consolidated statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2026		2025	2026	2025
Current service costs	~~W~~	73,390	67,164	143,494	136,942
Net interest costs		(3,602)	(3,635)	(7,399)	(7,891)

	~~W~~	69,788	63,529	136,095	129,051

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

20. Other Liabilities

Details of other liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Due to customers for contract work	~~W~~	717,045	727,902
Advances received		730,232	500,831
Unearned revenue		134,696	102,275
Withholdings		187,556	209,450
Firm commitment liability		5,971	2,910
Others(*1)		41,632	30,827

	~~W~~	1,817,132	1,574,195

Non-current
Unearned revenue	~~W~~	3,645	3,704
Others(*1)		101,256	102,894

	~~W~~	104,901	106,598

(*1)

As of June 30, 2026 and December 31, 2025, the Group recognized the assumed liability amounting to ~~W~~41,589 million and ~~W~~43,850 million, respectively, related to unfavorable terms of a customer contract compared to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The classification of the carrying amounts and fair values of financial assets and financial liabilities by the fair value hierarchy level as of June 30, 2026 and December 31, 2025 are as follows:

①	June 30, 2026

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	999,309	—	999,309	—	999,309
Short-term financial instruments		201,419	—	201,419	—	201,419
Equity securities		86,383	6,784	—	79,599	86,383
Debt securities		162,393	—	104,107	58,286	162,393
Other securities		769,979	—	—	769,979	769,979
Derivative hedging instruments(*2)		12,139	—	12,139	—	12,139
Fair value through other comprehensive income
Equity securities		1,713,081	1,260,227	23,318	429,536	1,713,081
Assets held for sale		7,833	—	7,833	—	7,833
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,346,928	—	—	—	—
Trade accounts and notes receivable		11,854,744	—	—	—	—
Other receivables		2,922,629	—	—	—	—
Debt securities		442,289	—	—	—	—
Deposit instruments		7,429,274	—	—	—	—

	~~W~~	32,948,400	1,267,011	1,348,125	1,337,400	3,952,536

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	37,916	—	37,916	—	37,916
Borrowings		47,469	47,469	—	—	47,469
Derivative hedging instruments(*2)		13,627	—	13,627	—	13,627
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,514,721	—	—	—	—
Borrowings		30,356,453	—	30,339,532	—	30,339,532
Financial guarantee liabilities		27,973	—	—	—	—
Others		4,084,876	—	—	—	—
Other financial liabilities		81,997	—	—	—	—

	~~W~~	40,165,032	47,469	30,391,075	—	30,438,544

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

21. Financial Instruments (cont’d)

②	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	656,181	—	656,181	—	656,181
Short-term financial instruments		491,841	—	491,841	—	491,841
Equity securities		95,230	16,695	—	78,535	95,230
Debt securities		137,647	—	91,699	45,948	137,647
Other securities		696,148	—	—	696,148	696,148
Derivative hedging instruments(*2)		6,392	—	6,392	—	6,392
Fair value through other comprehensive income
Equity securities		1,626,209	1,158,867	28,682	438,660	1,626,209
Assets held for sale		7,276	—	7,276	—	7,276
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		7,049,800	—	—	—	—
Trade accounts and notes receivable		9,633,385	—	—	—	—
Other receivables		3,335,169	—	—	—	—
Debt securities		962,120	—	—	—	—
Deposit instruments		7,167,658	—	—	—	—
Assets held for sale		2,238	—	—	—	—

	~~W~~	31,867,294	1,175,562	1,282,071	1,259,291	3,716,924

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	41,131	—	41,129	—	41,129
Borrowings		44,509	44,509	—	—	44,509
Derivative hedging instruments(*2)		16,443	—	16,443	—	16,443
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,106,921	—	—	—	—
Borrowings		28,447,491	—	28,645,932	—	28,645,932
Financial guarantee liabilities		18,135	—	—	—	—
Others		4,075,379	—	—	—	—
Other financial liabilities		81,982	—	—	—	—

	~~W~~	37,831,991	44,509	28,703,504	—	28,748,013

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Group applies hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Group applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influence cash flow from borrowings.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

21. Financial Instruments (cont’d)

2)	Gains (losses) on financial instruments by category for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

①	For the six-month period ended June 30, 2026

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	(31,393)	—	20,736	35,588	24,931	—
Derivative assets		—	556,659	—	199,426	—	756,085	—
Financial assets at fair value through other comprehensive income		—	—	—	—	(9,509)	(9,509)	44,943
Financial assets measured at amortized cost		246,652	—	451,252	(37,685)	8,980	669,199	—
Financial liabilities at fair value through profit or loss		—	(929)	(2,032)	—	—	(2,961)	—
Derivative liabilities		—	(36,465)	—	(123,063)	—	(159,528)	759
Financial liabilities measured at amortized cost		(567,062)	—	(979,589)	—	(41,339)	(1,587,990)	—

	~~W~~	(320,410)	487,872	(530,369)	59,414	(6,280)	(309,773)	45,702

②	For the six-month period ended June 30, 2025

(in millions of Won)	Finance income and costs							Other comprehensive income (loss)
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	(745)	—	27,981	1,282	28,518	—
Derivative assets		—	(234,893)	—	141,784	—	(93,109)	—
Financial assets at fair value through other comprehensive income		—	—	—	—	27,487	27,487	14,111
Financial assets measured at amortized cost		252,225	—	(447,731)	(40,949)	(3,983)	(240,438)	—
Financial liabilities at fair value through profit or loss		—	(1,003)	—	—	—	(1,003)	—
Derivative liabilities		—	(237,140)	—	(227,318)	—	(464,458)	(259)
Financial liabilities measured at amortized cost		(525,259)	—	816,965	—	(19,231)	272,475	—

	~~W~~	(273,034)	(473,781)	369,234	(98,502)	5,555	(470,528)	13,852

(b)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2025.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

22. Share Capital and Capital Surplus

(a) Share capital as of June 30, 2026 and December 31, 2025 is as follows:

(Share, in Won)	June 30, 2026		December 31, 2025
Numbers of authorized shares		200,000,000	200,000,000
Par value per share	~~W~~	5,000	5,000
Number of shares issued(*1,2)		79,241,527	80,932,952
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2026, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 12,701,316 and such ADRs are equivalent to 3,175,329 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2026, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2026. As a result, as of June 30, 2026, the Company’s total number of issued shares has decreased.

(*3)	As of June 30, 2026, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~86,195 million due to retirement of 17,239,098 treasury stocks.

(b) Details of capital surplus as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Other capital surplus		255,219	412,297

	~~W~~	1,528,038	1,685,116

23. Other Components of Equity

Details of other components of equity as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Capital adjustment arising from investments in equity-accounted investees	~~W~~	488,253	126,043
Gain on valuation of equity securities		386,655	341,198
Gain on translation of foreign operations		1,655,444	1,016,290
Loss on valuation of derivatives		(158)	(917)
Other equity adjustments		79,758	78,896

	~~W~~	2,609,952	1,561,510

24. Treasury Shares

Based on the Board of Directors’ resolution, the Group holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(shares, in millions of Won)	June 30, 2026			December 31, 2025
	Number of shares	Amount		Number of shares	Amount
Beginning	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862
Retirement of treasury shares	(1,691,425)		(374,545)	(1,691,425)		(374,546)

Ending	3,620,748	~~W~~	801,771	5,312,173	~~W~~	1,176,316

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

25. Revenue

(a)	Disaggregation of revenue

1) Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

①	For the six-month period ended June 30, 2026

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of Rechargeable battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	18,353,313	12,624,820	8,894	5,375	1,170,512	—	32,162,914
Revenue from services		386,567	1,092,230	76,433	114,448	3,615	—	1,673,293
Revenue from construction contract		—	—	2,958,622	—	5,813	—	2,964,435
Others		53,226	232,945	12,524	21,963	—	13,491	334,149

	~~W~~	18,793,106	13,949,995	3,056,473	141,786	1,179,940	13,491	37,134,791

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	18,406,539	12,857,765	47,650	27,338	1,170,512	13,491	32,523,295
Revenue recognized over time		386,567	1,092,230	3,008,823	114,448	9,428	—	4,611,496

	~~W~~	18,793,106	13,949,995	3,056,473	141,786	1,179,940	13,491	37,134,791

②	For the six-month period ended June 30, 2025

(in millions of Won)			Infrastructure
	Steel		Trading	Construction	Logistics and others	Materials of Rechargeable battery	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	18,190,227	10,862,377	—	1,855	1,069,670	—	30,124,129
Revenue from services		420,331	1,212,207	62,740	112,023	399	6,618	1,814,318
Revenue from construction contract		—	—	2,887,572	—	22,161	—	2,909,733
Others		84,693	2,423	5,506	22,997	—	28,564	144,183

	~~W~~	18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	18,274,920	10,864,800	108,433	24,852	1,069,670	28,564	30,371,239
Revenue recognized over time		420,331	1,212,207	2,847,385	112,023	22,560	6,618	4,621,124

	~~W~~	18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363

2) Details of revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month periods ended June 30, 2026 and 2025 are as follows:

①	For the three-month period ended June 30, 2026

(in millions of Won)			Green Infrastructure
	Steel		Construction	Trading	Energy and others	Green materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,215,308	6,937,556	8,894	(1,774)	574,315	—	16,734,299
Revenue from services		204,664	489,061	41,120	66,365	2,077	(3,116)	800,171
Revenue from construction contract		—	—	1,546,730	—	(2,400)	—	1,544,330
Others		25,265	131,792	2,654	11,567	—	8,606	179,884

	~~W~~	9,445,237	7,558,409	1,599,398	76,158	573,992	5,490	19,258,684

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,240,573	7,069,348	24,939	9,793	574,315	8,606	16,927,574
Revenue recognized over time		204,664	489,061	1,574,459	66,365	(323)	(3,116)	2,331,110

	~~W~~	9,445,237	7,558,409	1,599,398	76,158	573,992	5,490	19,258,684

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

25. Revenue (cont’d)

②	For the three-month period ended June 30, 2025

(in millions of Won)			Green Infrastructure
	Steel		Construction	Trading	Energy and others	Green materials and Energy	Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	9,060,502	5,591,325	—	—	452,627	—	15,104,454
Revenue from services		196,918	628,479	36,129	28,819	399	1,673	892,417
Revenue from construction contract		—	—	1,445,177	—	18,020	—	1,463,197
Others		52,585	837	4,567	12,144	—	25,386	95,519

	~~W~~	9,310,005	6,220,641	1,485,873	40,963	471,046	27,059	17,555,587

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	9,113,087	5,592,162	97,664	12,144	452,627	25,386	15,293,070
Revenue recognized over time		196,918	628,479	1,388,209	28,819	18,419	1,673	2,262,517

	~~W~~	9,310,005	6,220,641	1,485,873	40,963	471,046	27,059	17,555,587

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Receivables
Trade accounts and notes receivable	~~W~~	11,854,744	9,633,385
Contract assets
Due from customers for contract work		1,494,896	1,584,297
Contract liabilities
Advance received		734,424	505,394
Due to customers for contract work		717,045	727,902
Unearned revenue		132,879	100,967

26. Contract under Input Method

(a)	Details of outstanding contracts as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026			December 31, 2025
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	18,300,988	170,635	16,843,416	226,619
Accumulated contract profit		1,576,274	39,122	1,325,037	65,174
Accumulated contract loss		(707,384)	(6,793)	(723,085)	(6,795)
Accumulated contract revenue		19,169,878	202,964	17,445,368	284,998

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026			December 31, 2025
	Construction segment		Others	Construction segment	Others
Due from customers for contract	~~W~~	1,482,224	26,610	1,560,490	33,968
Due to customers for contract work		(710,532)	(6,513)	(724,368)	(3,534)

	~~W~~	771,692	20,097	836,122	30,434

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

26. Contract under Input Method (cont’d)

(c)	Details of the provisions for construction loss as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Construction segment	~~W~~	121,232	113,391
Others		662	915

	~~W~~	121,894	114,306

(d)

For the six-month period ended June 30, 2026, the total contract revenues and the estimated total contract costs have changed and the impact of such changes on profit before income tax for the current and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total contract revenue		Changes in estimated total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	719,370	670,430	(41,787)	90,727	48,940
Others		3,381	2,776	220	385	605

	~~W~~	722,751	673,206	(41,567)	91,112	49,545

The above details of impact on profit for the current and future periods are calculated based on the total contract costs estimated considering the events that occurred for the period from the commencement date of the contract to June 30, 2026 and the estimated total contract revenue as of June 30, 2026. The estimated total contract costs and revenue are subject to change in future periods.

(e) Uncertainty of estimates

1) Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments, or decrease due to penalty when the completion of contract is delayed due to the Group’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2) Total contract costs

Contract revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing costs. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

27. Selling and Administrative Expenses

(a)	Other administrative expenses

Details of other administrative expenses for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Wages and salaries	~~W~~	298,953	275,133	618,629	587,901
Expenses related to post-employment benefits		28,102	21,657	55,177	46,149
Other employee benefits		71,267	73,595	153,276	155,730
Travel		16,593	14,291	30,487	26,259
Depreciation		46,083	41,496	92,600	89,582
Amortization		36,980	28,829	74,262	57,046
Communication		2,787	2,491	6,973	6,252
Electricity		4,030	3,556	8,016	8,279
Taxes and public dues		35,090	35,241	44,798	54,623
Rental		9,299	10,939	18,440	20,622
Repairs		2,069	2,684	3,874	5,295
Entertainment		7,141	2,856	11,184	6,209
Advertising		22,009	23,977	42,495	42,214
Research & development		54,727	47,295	106,557	94,165
Service fees		86,894	77,380	139,437	130,724
Vehicles maintenance		1,918	2,047	4,406	4,195
Industry association fee		3,478	3,430	7,313	7,277
Conference		5,608	5,866	11,839	11,911
Bad debt expenses		30,961	15,339	58,683	41,201
Others		19,915	20,591	47,206	28,642

	~~W~~	783,904	708,693	1,535,652	1,424,276

(b) Selling and logistic expenses

Details of selling and logistics expenses for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Freight and custody expenses	~~W~~	12,991	5,781	25,804	10,968
Operating expenses for distribution center		175	191	272	374
Sales commissions		22,590	21,451	43,662	39,374
Sales advertising		484	308	682	402
Sales promotion		2,489	2,506	4,811	5,053
Sample		428	595	748	1,332
Sales insurance premium		9,987	9,138	19,091	18,625
Contract cost		4,085	25,559	12,600	37,554
Others		3,196	3,961	6,588	7,662

	~~W~~	56,425	69,490	114,258	121,344

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

28. Finance Income and Costs

Details of finance income and costs for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Finance income
Interest income	~~W~~	126,734	126,553	246,652	252,225
Dividend income		6,645	11,529	26,080	28,769
Gain on foreign currency transactions		367,509	376,226	720,978	633,555
Gain on foreign currency translations		61,511	692,583	521,729	924,274
Gain on derivatives transactions		89,821	89,475	208,052	153,703
Gain on valuations of derivatives		133,119	(56,214)	558,602	23,934
Gain on disposals of financial assets at fair value through profit of loss		4,387	15,083	24,301	31,317
Gain on valuations of financial assets at fair value through profit or loss		3,035	5,155	11,400	15,806
Others		2,245	3,662	5,809	5,148

	~~W~~	795,006	1,264,052	2,323,603	2,068,731

Finance costs
Interest expenses	~~W~~	274,407	262,903	567,062	525,259
Loss on foreign currency transactions		404,170	435,025	790,039	708,746
Loss on foreign currency translations		195,626	264,680	983,036	479,849
Loss on derivatives transactions		85,084	118,010	131,689	239,237
Loss on valuation of derivatives		16,558	464,676	38,409	495,967
Loss on disposal of trade accounts and notes receivable		20,194	20,930	37,685	40,949
Loss on disposals of financial assets at fair value through profit or loss		2,691	2,435	3,565	3,336
Loss on valuations of financial assets at fair value through profit or loss		12,962	9,458	42,793	16,551
Loss on valuations of financial liabilities at fair value through profit or loss		510	922	929	1,003
Others		28,620	12,059	38,170	28,362

	~~W~~	1,040,822	1,591,098	2,633,377	2,539,259

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Other non-operating income
Recovery of other bad debt expenses	~~W~~	1,000	1,304	13,495	1,649
Gain on disposals of investment in subsidiaries, associates and joint ventures		476,064	(474)	480,032	24,973
Gain on disposals of property, plant and equipment		1,008	19,855	2,465	22,018
Gain on disposal of assets held for sale		3,488	—	9,788	52,148
Gain on valuation of firm commitment		20,622	9,049	34,062	18,655
Reversal of other provisions		7,979	3,608	23,087	7,427
Gain on disposals of emission rights		—	—	3	4
Others		43,025	17,315	128,572	56,647

	~~W~~	553,186	50,657	691,504	183,521

Other non-operating expenses
Other bad debt expenses	~~W~~	264	13,490	6,329	13,490
Loss on disposals of investments in subsidiaries, associates and joint ventures		90,546	556	99,071	752
Loss on disposals of property, plant and equipment		42,402	39,760	65,202	53,034
Impairment loss on property, plant and equipment		123,375	65,579	123,508	113,159
Impairment loss on intangible assets		5,288	25,667	5,703	25,678
Loss on disposal of assets held for sale		(1,229)	653	—	653
Loss on valuation of firm commitment		3,921	17,873	13,992	20,320
Donations		7,366	10,327	33,051	31,850
Idle tangible asset expenses		1,376	1,165	3,163	2,486
Increase to provisions		3,622	3,338	4,254	4,643
Others		10,777	12,209	49,427	37,702

	~~W~~	287,708	190,617	403,700	303,767

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Raw material used, changes in inventories and others	~~W~~	11,106,620	8,945,921	21,882,976	19,453,869
Employee benefits expenses		1,276,911	1,206,538	2,609,495	2,472,507
Outsourced processing cost		2,093,250	2,288,309	4,006,102	4,325,967
Electricity and water expenses		266,128	313,885	483,197	677,904
Depreciation(*1)		969,295	908,471	1,889,359	1,818,192
Amortization		119,610	108,297	253,386	221,053
Freight and custody expenses		907,509	805,253	1,580,175	1,367,470
Sales commissions		22,590	21,451	43,662	39,374
Loss on disposal of property, plant and equipment		42,402	39,760	65,202	53,034
Impairment loss on property, plant and equipment		123,375	65,579	123,508	113,159
Impariment loss on intangible assets		5,288	25,667	5,703	25,678
Donations		7,366	10,327	33,051	31,850
Other expenses		1,787,035	2,399,574	3,036,829	3,520,460

	~~W~~	18,727,379	17,139,032	36,012,645	34,120,517

(*1)	Including depreciation of investment property.

31. Income Taxes

The effective tax rates of the Group for each of the six-month periods ended June 30, 2026 and 2025 are 21.77% and 41.96%, respectively.

(a)	Application of the Consolidated Tax Payment System

In 2025, the Group has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, if economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

Domestic and foreign subsidiaries that are not included in the consolidated tax payment system calculate and pay corporate income tax based on each legal entity as a separate tax unit.

Deferred tax assets and deferred tax liabilities of entities included in the consolidated tax payment system are offset when the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same tax authority and there is an intention to settle them on a net basis.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

31. Income Taxes (cont’d)

(b)	Global minimum tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the parent company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Group calculated the Pillar Two income tax expense for the six-month period ended June 30, 2026 as it is subject to global minimum tax under the OECD’s Pillar Two Model Rules. The Group reviewed subsidiaries qualifying as taxpayers, including the parent company and, as a result, did not recognize any income tax expense for the six-month period ended June 30, 2026 as the impact of the global minimum tax on the consolidated financial statements as of June 30, 2026 would not be significant. Furthermore, the Group applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

32. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2026 and 2025 are calculated as follows:

(in Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Profit attributable to controlling interest	~~W~~	684,754,194,987	159,865,185,533	1,151,960,457,392	462,160,578,704
Weighted-average number of common shares outstanding(*1)		75,620,779	75,620,779	75,620,779	75,620,779
Basic earnings per share	~~W~~	9,055	2,114	15,233	6,112

(*1)	The weighted-average number of common shares used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2026	2025	2026	2025
Total number of common shares issued	79,241,527	80,932,952	80,082,567	81,773,992
Weighted-average number of treasury shares	(3,620,748)	(5,312,173)	(4,461,788)	(6,153,213)

Weighted-average number of common shares outstanding	75,620,779	75,620,779	75,620,779	75,620,779

(b)

The Group has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2026. The diluted earnings per share for each of the six-month periods ended June 30, 2026 and 2025 are the same as the basic earnings per share due to the anti-dilutive effect.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

33. Related Party Transactions

(a)	Related parties of the Group as of June 30, 2026 are as follows:

Type	Company
Investments in associates and joint ventures	[Domestic] POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO,
PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd,
South -East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc.,
KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions between the Group and its related parties for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	26,357	—	6,474	—	31
SNNC		55,321	—	3,018	174,267	124
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		2,213	—	—	22	—
Gunggi Green Energy		—	—	—	—	3,875
POS SeAH Steel Wire(Nantong) Co., Ltd.		17,946	—	—	190	—
South-East Asia Gas Pipeline Company Ltd.		—	16,776	—	—	—
POSCO MC MATERIALS		68,222	—	—	1,258	266
Samcheok Blue Power Co., Ltd.		136,370	—	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		105,495	—	—	132,342	—
HBIS-POSCO Automotive Steel Co., Ltd		8,634	—	—	63,328	48
Roy Hill Holdings Pty Ltd		—	96,438	—	845,604	—
Others		112,973	36,466	983	291,209	10,076

	~~W~~	533,531	149,680	10,475	1,508,220	14,420

(*1)	As of June 30, 2026, the Group provides payment guarantees to its related parties (see Note 34).

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the six-month period ended June 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures(*1)
New Songdo International City Development, LLC	~~W~~	42,264	—	—	—	54
SNNC		48,646	—	4	355,240	2,596
POSCO-SAMSUNG-SLOVAKIA PROCESSING CENTER		25,818	—	—	3	—
Gunggi Green Energy		7,103	—	—	—	2,715
POS-SEAHSTEELWIRE (TIANJIN)CO.,Ltd		5,703	—	—	7	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		28,060	—	—	495	—
South-East Asia Gas Pipeline Company Ltd.		—	11,941	—	—	—
POSCO MC MATERIALS		69,133	3,000	—	3,400	271
Samcheok Blue Power Co., Ltd.		103,083	2,795	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		92,510	—	—	121,003	—
HBIS-POSCO Automotive Steel Co., Ltd		15,387	—	—	20,486	—
Roy Hill Holdings Pty Ltd		1,682	118,313	—	758,356	—
Others		106,651	73,224	594	160,614	23,350

	~~W~~	546,040	209,273	598	1,419,604	28,986

(*1)	As of June 30, 2025, the Group provides payment guarantees to its related parties (see Note 34).

(c)	Outstanding balances arising from material transactions between the Group and its related parties as of June 30, 2026 and December 31, 2025 are as follows:

1)	June 30, 2026

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	27,915	—	100	28,015	—	—	—
Gunggi Green Energy		—	—	14,832	14,832	—	791	791
POSCO(Guangdong) Automotive Steel Co., Ltd		40,785	1,037	—	41,822	33,175	—	33,175
AMCI (WA) PTY LTD		—	143,618	—	143,618	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		3,319	—	—	3,319	14,306	143	14,449
Samcheok Blue Power Co., Ltd.		327,840	—	139	327,979	—	386	386
Nickel Mining Company SAS		—	79,249	1,187	80,436	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		9,679	—	—	9,679	118	—	118
POSCO MC MATERIALS		15,932	—	22	15,954	49	317	366
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	—	—
UITrans LRT Co., Ltd.		—	39,331	4,116	43,447	—	—	—
Roy Hill Holdings Pty Ltd		53,900	—	13,273	67,173	482,247	14	482,261
SNNC		17,105	—	166,322	183,427	4,330	103	4,433
FQM Australia Holdings Pty Ltd		—	317,881	—	317,881	—	—	—
Others		15,673	34,894	146,195	196,762	17,369	58,965	76,334

	~~W~~	517,639	616,010	346,186	1,479,835	551,594	61,077	612,671

(*1)	As of June 30, 2026, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~579,703 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	December 31, 2025

(in millions of Won)	Receivables(*1)					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	25,497	—	10,100	35,597	—	4	4
Gunggi Green Energy		—	—	14,832	14,832	—	—	—
POSCO(Guangdong) Automotive Steel Co., Ltd		32,218	6,212	—	38,430	37,313	—	37,313
AMCI (WA) PTY LTD		—	136,580	—	136,580	—	—	—
HBIS-POSCO Automotive Steel Co.,Ltd		3,701	—	—	3,701	15,584	207	15,791
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,965	—	—	4,965	—	—	—
Samcheok Blue Power Co., Ltd.		273,880	—	193	274,073	—	381	381
Nickel Mining Company SAS		—	75,857	707	76,564	—	358	358
POS-SeAH Steel Wire(Nantong) Co., Ltd.		13,334	—	—	13,334	150	—	150
POSCO MC MATERIALS		10,838	—	358	11,196	894	506	1,400
Pocheon-Hwado Highway Corp.		5,491	—	—	5,491	—	2	2
UITrans LRT Co., Ltd.		—	39,333	4,214	43,547	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	9,610	49,371	426,829	—	426,829
SNNC		10,694	—	28,433	39,127	5,439	447	5,886
FQM Australia Holdings Pty Ltd		—	292,591	—	292,591	—	—	—
Others		27,327	21,995	138,447	187,769	49,756	71,663	121,419

	~~W~~	447,706	572,568	206,894	1,227,168	535,965	73,568	609,533

(*1) As of December 31, 2025, the Group recognizes an allowance for doubtful account for receivables above amounting to ~~W~~531,031 million.

(d)	Major financial transactions between the Group and its related parties for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	39,333	—	(4)	2	39,331
PT. Tanggamus Electric Power		2,588	—	(670)	192	2,110
Nickel Mining Company SAS		75,857	—	—	3,392	79,249
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		136,580	—	(7,284)	14,322	143,618
FQM Australia Holdings Pty Ltd		292,591	—	—	25,290	317,881
POHANG E&E Co. , LTD		4,672	658	—	—	5,330
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,212	19,437	(25,286)	674	1,037
Gale International Korea, LLC		444	—	—	(444)	—
CAML		5,766	11,892	—	605	18,263
POS-AUSTEM Suzhou Automotive		6,143	—	—	666	6,809

	~~W~~	572,568	31,987	(33,244)	44,699	616,010

(*1)	Including adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

33. Related Party Transactions (cont’d)

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	51,051	—	(11,718)	—	39,333
PT. Tanggamus Electric Power		3,854	—	(3,089)	1,823	2,588
Nickel Mining Company SAS		68,793	—	—	7,064	75,857
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		1,470	—	(1,435)	(35)	—
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
AMCI (WA) PTY LTD		142,767	73	(13,657)	7,397	136,580
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		5,636	—	(5,733)	97	—
FQM Australia Holdings Pty Ltd		292,764	—	—	(173)	292,591
POHANG E&E Co. , LTD		3,228	1,444	—	—	4,672
POSCO(Guangdong) Automotive Steel Co., Ltd.		6,162	64,858	(64,914)	106	6,212
Gale International Korea, LLC		100	344	—	—	444
P&O Chemical Co., Ltd.		3,060	—	—	(3,060)	—
CAML		—	5,766	—	—	5,766
POS-AUSTEM Suzhou Automotive		—	6,143	—	—	6,143

	~~W~~	581,267	78,628	(100,546)	13,219	572,568

(*1)	Including adjusted foreign currency translation differences and others.

(e)

For each of the six-month periods ended June 30, 2026 and 2025, there were additional investments in associates and joint ventures and others amounting to ~~W~~867,853 million and ~~W~~151,870 million, respectively.

(f)	For each of the six-month periods ended June 30, 2026 and 2025, details of compensations to key management officers are as follows:

(in millions of Won)	June 30, 2026		June 30, 2025
Short-term benefits	~~W~~	86,665	84,577
Long-term benefits		1,551	3,086
Retirement benefits		12,028	11,787

	~~W~~	100,244	99,450

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Group’s business and operations.

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the consolidated financial statements for the period in which the change occurred.

Management of the Group makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the support of internal and/or external specialists.

Management of the Group regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

(b)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Group as of June 30, 2026 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	200,000,000	308,301	120,000,001	184,980
	POSCO Argentina S.A.U	HSBC and others	USD	1,079,900,000	1,664,664	1,059,305,000	1,632,919
POSCO	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	122,850,000	189,373	122,850,000	189,373
POSCO INTERNATIONAL Corporation	PT. Bio Inti Agrindo	BTPN and others	IDR	631,200,000,000	54,536	631,200,000,000	54,536
	POSCO ASSAN TST STEEL INDUSTRY Inc	Citibank and others	USD	13,650,000	21,041	13,650,000	21,041
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	77,075	10,282,050	15,850
	POSCO INTERNATIONAL JAPAN Corp.					—	—
	POSCO INTERNATIONAL AMERICA Corp.					—	—
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL ITALIA S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	POSCO INTERNATIONAL AUSTRALIA HOLDINGS PTY LTD					—	—
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.					—	—
	POSCO INTERNATIONAL POLAND E-MOBILITY Sp.z.o.o					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.					1,700,000	2,621
	POSCO INTERNATIONAL MEXICO E-MOBILITY S.A DE C.V.	Export-Import Bank of Korea and others	USD	52,054,800	80,242	51,379,000	79,201
	POSCO INTERNATIONAL POLAND E-MOBI LITY SP. Z O.O.	BNP Paribas Polska S.A.	EUR	23,678,000	41,699	23,678,000	41,699
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	102,903,407	158,626	23,450,000	36,148
	PT POSCO INTERNATIONAL ENP INDONESIA	PT Bank Negara Indonesia	USD	750,000	1,156	750,000	1,156
	POSCO INTERNATIONAL ALASKA ENERGY LLC	Glenfarne Alaska Partners, LLC	USD	45,000,000	69,368	45,000,000	69,368
	AGPA PTE. LTD.	SMBC Singapore	USD	20,880,000	32,187	20,880,000	32,187
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	CNY	121,678,106	27,617	101,398,422	23,014
POSCO FUTURE M CO., LTD.	ULTIUM CAM LIMITED PARTNERSHIP	Shinhan Bank	USD	100,000,000	154,150	100,000,000	154,150
		Investissement Quebec, Strategic Innovation Fund	CAD	299,562,500	325,046	231,912,630	251,641
	FUTURE GRAPH CO., LTD.	Korea Development Bank	KRW	250,000	250,000	60,700	60,700
[Associates and joint ventures]
POSCO HOLDINGS INC.	NICKEL MINING COMPANY SAS	SMBC	EUR	46,000,000	81,010	46,000,000	81,010
	PT NICOLE METAL INDUSTRY	STANDARD CHARTERED and others	USD	40,180,000	61,938	18,757,063	28,914
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank Bahrain	USD	6,650,000	10,251	4,200,000	6,474
POSCO Eco & Challenge Co., Ltd.	Chun-cheon Energy Co., Ltd (*1)	Kookmin Bank and others	KRW	149,200	149,200	116,590	116,590
[Others]
POSCO Eco & Challenge Co., Ltd.	Subcontractors for maintenance projects, etc. (*2)	Kookmin Bank and others	KRW	313,452	313,452	3,171	3,171
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	18,744,862	19,903	18,744,862	19,903
PT. Prime Agri Resources	Koperasi Bakomo Diri Maju (KBDM) and others	Koperasi Simpan Pinjam Sahabat Mitra Sejati and others	IDR	403,031,168,890	34,822	403,031,168,890	34,822
POSCO COATED STEEL (THAILAND) CO., LTD.	AMATA NATURAL GAS DISTRIBUTION COMPANY LIMITED and others	SC Bank	THB	56,065,000	2,599	56,065,000	2,599
	BUREAU OF INDIAN STANDARDS (BIS)	SC Bank	USD	20,000	31	20,000	31
POSCO Maharashtra Steel Private Limited	Gail India and others	Deutsche Bank and others	INR	1,049,571,593	17,108	1,049,571,593	17,108

(*1)	This commitment is a PF commitment that provides credit enhancement through payment guarantees in connection with SOC projects as of June 30, 2026.
(*2)	This commitment is a PF commitment that guarantees the interim payment loans of purchasers in connection with maintenance projects and other projects as of June 30, 2026.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

2)	Details of credit enhancements by type of the Group’s PF business as of June 30, 2026 are as follows:

①	Maintenance projects and others

a.	Information about maturity of the loans related to PF credit enhancements such as debt acceptance and fund supplementation is as follows:

(in millions of Won)								Balance of the loans
Provider	Projects(*1)	Borrower	Type	Credit enhancement measures	Agreed amount		Executed amount	Total	Within 3 months	3~6 months	6 months ~1 year	1 year ~2 years	2 years ~3 years	After 3 years
[The Company]
POSCO Eco & Challenge Co., Ltd.	Other projects	JB CLARK HILLS CORP	Main PF	Debt assumption	~~W~~	49,020	39,925	39,925	—	39,925	—	—	—	—
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd.	Other projects	New Songdo International City Development, LLC	Mortgage loan	Debt assumption		524,500	354,000	354,000	—	—	334,000	—	20,000	—
[Others]
POSCO Eco & Challenge Co., Ltd.	Maintenance projects	Bangbae Shindonga Apartment Reconstruction and Maintenance Project Association, etc.	Main PF	Debt assumption		1,495,216	702,801	702,801	—	34,327	111,947	—	305,198	251,329
	Other projects	Civic Center PFV	Main PF	Debt assumption		45,000	45,000	45,000	—	—	—	—	—	45,000
	Other projects	LandmarkSewoon	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	—	—	50,000
	Other projects	DAON INP Co., Ltd.	Main PF	Joint guarantee		78,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	Jeonju Eco-city	Main PF	Debt assumption		53,300	22,000	22,000	22,000	—	—	—	—	—
	Other projects	Apcity HNG	Main PF	Debt assumption		60,000	60,000	60,000	—	—	—	—	60,000	—
	Other projects	ISLAND ONE CO., LTD.	Main PF	Debt assumption		50,000	50,000	50,000	—	—	—	50,000	—	—
	Other projects	KOREA ASSET DEVELOPMENT CO.,LTD.	Main PF	Debt assumption		48,000	40,000	40,000	—	—	—	40,000	—	—
	Other projects	Daegu MBC Development PFV Co., Ltd.	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	80,000	—	—
	Other projects	Sinhwa AMC Co.,Ltd.	Main PF	Debt assumption		80,000	80,000	80,000	—	—	—	80,000	—	—
	Other projects	SEUM PACIFIC CO.,LTD.	Main PF	Debt assumption		48,000	40,000	40,000	—	—	—	—	—	40,000
POSCO DX	Other projects	Jeonnong school keeper co. and others(*2)	Main PF	Supplemental funding agreement and others		123,309	32,876	32,876	—	—	—	75	2,982	29,819

						2,210,825	1,262,677	1,262,677	22,000	34,327	111,947	250,075	428,180	416,148

					~~W~~	2,784,345	1,656,602	1,656,602	22,000	74,252	445,947	250,075	448,180	416,148

(*1)

The maintenance project mainly consists of reconstruction and condominium construction projects, and other projects consist of constructions of office buildings, retail shops, warehouses, and educational facilities.

(*2)

The obligation to supplement funding has been included in the Group’s proportionate interests. The execution amount of the supplement funding obligation may vary depending on the fulfillment of such obligations by other construction investors or operational investors. (Including other interests: guarantee limit of ~~W~~1,122,320 million, outstanding loan balance of ~~W~~302,816 million)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

b.	Details of conditional debt acceptance and principal and interest repayment commitments in the event of non-compliance with completion guarantee covenant as of June 30, 2026 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Maintenance projects	All	23	~~W~~	11,124,790	4,847,129	1,987,319
	Between the Group	23		9,013,821	3,954,871	1,458,826
Other projects	All	1		2,197,729	5,350,000	1,548,900
	Between the Group	1		2,197,729	5,350,000	1,548,900

	All	24		13,322,519	10,197,129	3,536,219
	Between the Group	24	~~W~~	11,211,550	9,304,871	3,007,726

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~104,886 million for the maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

c.	Details of contingent liability for damages in the event of non-compliance with construction completion covenant as of June 30, 2026 are as follows:

(in millions of Won)		Number of constructions	Contract amount		Contingency amount(*1)(*2)	Balance of loans
Other projects	All	35	~~W~~	11,713,112	13,078,000	8,630,809
	Between the Group	35		11,084,715	12,688,654	8,302,489

(*1)	The overlapping amount with other credit enhancement measures such as the agreed debt assumption upon loan origination amounts to ~~W~~505,000 million for maintenance projects.
(*2)

In the case of joint subcontracting projects, the total joint guarantee amount of the project participants has been disclosed. However, the final execution amount of completion guarantee may vary depending on factors such as the reasons attributable to the project participants upon actual execution of the completion guarantee.

②	SOC projects

(in millions of Won)
Provider	Recipient	Credit enhancement measures	Number of constructions	Approved amount		Remaining balance after repayment
[Associates and joint ventures]
POSCO DX	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		24,923	22,157
POSCO Eco & Challenge Co., Ltd.	Pocheon-Hwado Highway Corp.(*1)	Providing funds	1		319,515	284,054
	POHANG E&E Co., LTD(*2)	Providing funds and supplemental funding agreement	2		71,930	36,347
	Pureun Tongyeong Enviro Co., Ltd.(*2)	Providing funds	1		25,630	9,219
	Pure Gimpo.Co.,Ltd(*2)	Providing funds	1		51,565	20,117
	Clean Iksan Co.,Ltd(*2)	Providing funds	1		44,054	19,098

			7		537,617	390,992

[Others]
POSCO DX	Western Inland highway CO.,LTD.	Providing funds	1		47,348	32,668
	BUSAN SANSEONG TUNNEL Co.,Ltd.	Refinancing	1		7,621	7,621
POSCO Eco & Challenge Co., Ltd.(*3)	Western Seoul highway CO.,LTD. and others	Supplemental funding agreement	9		40,726	20,795
	Western Inland highway CO.,LTD. and others	Providing funds	38		2,377,253	1,312,085
	Pohang Youngil Bay New Port	Debt assumption	1		2,250	1,440
	Busan Sanseong Tunnel	Refinancing	1		35,296	26,750

			51		2,510,494	1,401,359

			58	~~W~~	3,048,111	1,792,351

(*1)	The Group provides a funding commitment of ~~W~~306,211 million (including other shares: ~~W~~554,888 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*2)	The Group provides a funding commitment of ~~W~~84,781 million (including other shares: ~~W~~154,223 million) equivalent to the Group’s share of the loan balance for the private investment project.
(*3)	The Group provides a funding commitment of ~~W~~1,361,070 million (including other shares: ~~W~~5,069,250 million) equivalent to the Group’s share of the loan balance for the private investment project.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

3)	Other guarantees

①

As of June 30, 2026, the payment guarantees that the Group provides to clients, such as contract performance guarantees, installment guarantees, and defect guarantees, by subscribing to insurance policies with guarantee insurance companies or issuing guarantee certificates are as follows:

(in millions of Won)
Provider of credit enhancement	Recipient of credit enhancement	Types of guarantees	Agreed amount		Executed amount	Guarantor
[Subsidiaries]
POSCO GYR Tech	POSCO	Defect liability warranty		101	101	CI Guarantee
POSCO Eco & Challenge Co., Ltd.	PT.Tanggamus Electric Power	Letter of credit		3,091	3,091	Hana Bank
	PT. Wampu Electric Power	Letter of credit		2,775	2,775	Hana Bank

				5,866	5,866

[Others]
POSCO Eco & Challenge Co., Ltd.	DAEWOO ENGINEERING & CONSTRUCTION Co., Ltd	Guarantee on performance for construction		10,741,422	10,329,233	Construction Guarantee Cooperative
POSCO GYR Tech	KEPCO Plant Service & Engineering Co., Ltd.	Defect liability warranty		2,032	2,032	CI Guarantee

				10,743,454	10,331,265

			~~W~~	10,749,421	10,337,232

②	As of June 30, 2026, the primary payment guarantees and other guarantees that the Group is provided from the guarantee institution are as follows:

(in millions of Won)
Provider	Types of guarantees	Agreed amount		Executed amount
Construction Guarantee Cooperative	Subcontractor Payment Guarantee and others	~~W~~	5,388,633	5,388,633
Engineering Guarantee Insurance	Guarantee on performance for EPC contracts and others		1,020,699	579,701
Seoul Guarantee Insurance	Construction performance guarantee and others		483,637	483,637
Korea Housing & Urban Guarantee Corporation	Housing Guarantee and others		6,195,951	5,522,772
Woori Bank and others	Foreign currency guarantee		1,989,612	850,606
Korea software financial cooperative	Guarantee on performance for contracts		120,173	60,316
Seoul Guarantee Insurance	Guarantee on performance and others		87,688	87,688
Construction Guarantee Cooperative	Guarantee on performance		24,482	195
CI Guarantee	Defect liability warranty		252,133	252,133

		~~W~~	15,563,008	13,225,681

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

(c)	Other commitments

Details of other commitments of the Group as of June 30, 2026 are as follows:

Company	Description
POSCO HOLDINGS INC.

As of June 30, 2026, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects.POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.As of June 30, 2026, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has deposited 87,977 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2026.

POSCO

POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2026, 45 million tons of iron ore and 17 million tons of coal remained to be purchased under such long- term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG. The purchase contract period and volume are 550,000 tons per year for 20 years from August 2005, and 120,000 tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of June 30, 2026, there are 31 vessels under contract, and the average remaining contract period is about 6 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026.The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years.

Regarding the shares of FEWM CO., LTD., the Company holds a call option, exercisable during the period from July 1, 2026 to June 30, 2027, to purchase a portion of the largest shareholder’s stake at a pre-negotiated exercise price, to the extent that the Company’s shareholding in the target company reaches 59% of the total issued shares of the target company at the time of exercise.

POSCO has entered into an LNG terminal usage agreement with POSCO International to consume directly imported LNG for processing and power generation at the Pohang and Gwangyang steelworks after unloading, storing, vaporizing, and transmitting it through the Gwangyang LNG terminal. This agreement grants the Company the exclusive and sole right to use 200,000 ㎘ of LNG storage capacity in the new LNG storage tank and to use the terminal facilities, including other ancillary equipment. The contract period is from September 1, 2025, to August 31, 2041.

To ensure stable operations in response to increased LNG demand, POSCO has entered into a long-term LNG purchase agreement with QatarEnergy Trading LLC. The purchase period and volume are four years from January 2027 through December 2030, at an annual volume of 300,000 metric tons. The purchase price is adjusted based on fluctuations in the price of crude oil (Brent).

The Company has participated in an investment to jointly construct an electric arc furnace-based integrated steel mill with Hyundai Motor Group in the State of Louisiana, U.S.A., in order to strengthen its response to the North American steel market and secure a production base for eco-friendly automotive steel sheets. Under this investment structure, POS-Louisiana Inc., a wholly-owned subsidiary established through a 100% equity investment by the Company, will acquire a 20% equity interest in HYUNDAI-POSCO Louisiana Steel LLC. The Company has guaranteed POS-Louisiana Inc.’s capital contribution obligation, amounting to a final investment of USD 582 million.

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

34. Commitments and Contingencies (cont’d)

POSCO INTERNATIONAL Corporation

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2. Meanwhile, Sumitomo, a co-investor in the project, entered into an agreement in May 2026 to sell all of its interests to a consortium (AMRI) led by Essenwood Partners, a UK-based resource development investment firm. The sale process is currently underway, and even upon completion of the transaction, there will be no changes to KAC’s ownership interest (15.33%) or its related rights and obligations.

As of June 30, 2026, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contributions for core capital, unqualified investment, excess expenses occurred for business, and acceleration of payment.

POSCO FUTURE M CO., LTD

In accordance with the GP Shareholders Agreement with GM Battery Raw Materials Corporation (“GM”), the Company has an obligation to make additional capital contributions to ULTIUM CAM LIMITED PARTNERSHIP. As of June 30, 2026, the remaining amount of USD 385,764 thousand is scheduled to be contributed additionally by 2026 through capital call.

(d) Litigation in progress

The Group is involved in 451 lawsuits amounting to ~~W~~1,264.9 billion as a defendant as of June 30, 2026, which arise from the ordinary course of business such as claim for confirmation of employee status. The Group has recognized provisions amounting to ~~W~~36.1 billion for 37 lawsuits based on its reliable estimate of outflow of resources.

(e) Other major contingencies for the Group as of June 30, 2026 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of June 30, 2026, POSCO INTERNATIONAL Corporation has provided 19 blank promissory notes and 12 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd.	As of June 30, 2026, POSCO Eco & Challenge Co., Ltd. has provided 40 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans.

POSCO DX	As of June 30, 2026, POSCO DX has provided 7 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	June 30, 2026		June 30, 2025
Trade accounts and notes receivable	~~W~~	(2,188,315)	(1,000,685)
Other receivables		(167,455)	214,898
Inventories		(773,052)	1,541,145
Other current assets		(309,740)	(97,333)
Other non-current assets		(17,162)	(57,196)
Trade accounts and notes payable		287,105	(598,158)
Other payables		(11,247)	(243,815)
Other current liabilities		541,391	171,368
Provisions		(26,217)	(62,255)
Payments of severance benefits		(283,869)	(210,762)
Plan assets		267,452	210,154
Other non-current liabilities		(1,506)	177

	~~W~~	(2,682,615)	(132,462)

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

36. Operating Segments

(a)

The Group’s operating businesses are organized based on the nature of markets and customers. During the six-month period ended June 30, 2026, the Group changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. Meanwhile, the Group has restated the information of the reporting segments from the previous quarter in accordance with the changes in the operating segments.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with KIFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Group has classified the business segment, and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Rechargeable battery Materials		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

The segment profit or loss does not reflect the consolidation adjustments allocated to each entity and is determined in the same way as the consolidated net income determined by KIFRS. Segment assets and liabilities are determined based on separate financial statements. There are various transactions between reporting segments, including disposal of property, plant and equipment and provision of construction services.

(b)	The classification of the information by operating segments for each of the six-month periods ended June 30, 2026 and 2025 is as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Steel		Infrastructure			Rechargeable bettery materials	Others	Total
			Trading	Construction	Logistics and others
External revenues	~~W~~	18,793,106	13,949,995	3,056,473	141,785	1,179,940	13,492	37,134,791
Internal revenues		11,563,805	9,714,710	541,710	1,919,425	850,744	1,011,527	25,601,921
Inter segment revenues		6,572,440	4,078,464	516,844	1,939,769	679,385	998,162	14,785,064
Total revenues		30,356,911	23,664,705	3,598,183	2,061,210	2,030,684	1,025,019	62,736,712
Segment profits (loss)		351,821	458,986	48,459	33,361	(70,664)	748,315	1,570,278

2)	For the six-month period ended June 30, 2025

(in millions of Won)	Steel		Infrastructure			Rechargeable bettery materials	Others	Total
			Construction	Trading	Logistics and others
External revenues	~~W~~	18,695,251	12,077,007	2,955,818	136,875	1,092,230	35,182	34,992,363
Internal revenues		11,148,015	9,144,126	880,221	1,620,140	601,292	832,780	24,226,574
Inter segment revenues		7,270,608	4,188,756	839,854	1,588,554	521,484	824,197	15,233,453
Total revenues		29,843,266	21,221,133	3,836,039	1,757,015	1,693,522	867,962	59,218,937
Segment profits		578,230	201,823	(126,581)	32,120	(297,667)	628,759	1,016,684

POSCO HOLDINGS INC. and its subsidiaries

Notes to the interim condensed consolidated financial statements, continued

June 30, 2026 and 2025 (Unaudited)

36. Operating Segments (cont’d)

(c)

The reconciliations of the total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items for each of the six-month periods ended June 20, 2026 and 2025 are as follows:

(in millions of Won)	June 30, 2026		June 30, 2025
Total profit for the period	~~W~~	1,570,278	1,016,684
Fair value adjustments		(49,259)	(72,666)
Elimination of intra-group transactions		(216,315)	(515,937)
Income tax expense		363,010	309,559

Profit before income tax expense	~~W~~	1,667,714	737,640

37. Matters Concerning Tariffs

(a)

In June 2025, the U.S. government announced an executive order imposing a 50% tariff on all steel and aluminum products, which took effect on June 4, 2025. The imposition of this tariff creates uncertainty in the estimates of the financial statements.

(b)

In July 2026, the EU implemented new restrictions on steel imports, resulting in a reduction in steel import quotas and an increase in the tariff rate on quantities exceeding the quotas to 50%. The implementation of these measures introduces uncertainty in the estimation of financial statements.

38. Uncertainty Regarding the Impact of the Coup in Myanmar

There is uncertainty arising from the political instability in Myanmar and economic sanctions imposed by the international community, including the European Union and the U.S. government. The Myanmar gas field project in which the Group currently participates is operating normally, and the Group continues to monitor developments in international sanctions. As of the end of the reporting period, the impact of this matter on the financial statements cannot be reasonably estimated.

39. Events after the reporting period

(a)

Pursuant to the resolution of the Board of Directors on May 12, 2026, the Company decided to provide a payment guarantee for borrowings of USD 700 million of POSCO Argentina S.A.U. The related loan agreement was entered into on August 6, 2026, and the guarantee period is three years from August 6, 2026.

(b)

POSCO E&C Co., Ltd., a subsidiary of the Company, decided to issue ~~W~~400 billion in bond-type hybrid securities for the purpose of strengthening its financial soundness, among others, through a resolution of its Board of Directors on July 13, 2026, and issued the securities on July 20, 2026, The hybrid securities may be redeemed after a certain period has elapsed from the issuance date, and the bondholders cannot demand early redemption. In addition, the maturity may be continuously extended under the same terms and conditions on the maturity date, and the payment of interest may be suspended. Accordingly, the securities are expected to be classified as equity.

(c)

POSCO International Co., Ltd., a subsidiary of the Company, decided to provide a payment guarantee of approximately ~~W~~184.5 billion for the borrowings of its subsidiary, Centrux LNG Pte. Ltd., pursuant to the resolution of its Board of Directors on July 31, 2026.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the six-month periods ended June 30, 2026 and 2025 with the independent auditor’s review report

Report on review of interim condensed separate financial statements

Ernst & Young Han Young 2-3F, 7-8F, Taeyoung Building, 111, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul 07241 Korea Tel: +82 2 3787 6600 Fax: +82 2 783 5890 ey.com/kr

Report on review of interim condensed separate financial statements

(English translation of a report originally issued in Korean)

The Stockholders and Board of Directors

POSCO HOLDINGS INC.

We have reviewed the accompanying interim condensed separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the interim condensed separate statement of financial position as of June 30, 2026 and the related interim condensed separate statements of comprehensive income or loss for each of the three-month and six-month periods ended June 30, 2026 and 2025, interim condensed separate statements of changes in equity and interim condensed separate statements of cash flows for each of the six-month periods ended June 30, 2026 and 2025, and a summary of material accounting policy information and other explanatory information.

Management’s responsibility for the interim condensed separate financial statements

Management is responsible for the preparation and presentation of these interim condensed separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on these interim condensed separate financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed separate financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 Interim Financial Reporting.

Other matters

We have audited the separate statement of financial position of the Company as of December 31, 2025, and the related separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended (not presented herein) in accordance with KSA, and our report dated March 11, 2026 expressed an unqualified opinion thereon. The accompanying separate statement of financial position of the Company as of December 31, 2025, presented for comparative purposes, is not different from the above audited separate statement of financial position.

August 14, 2026

This review report is effective as of August 14, 2026, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of the independent auditor’s review report to the time this review report is used. Such events and circumstances could significantly affect the accompanying interim condensed separate financial statements and may result in modification to this review report.

POSCO HOLDINGS INC.

Interim condensed separate financial statements

for each of the six-month periods ended June 30, 2026 and 2025

“The accompanying interim condensed separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position

as of June 30, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	June 30, 2026 (Unaudited)		December 31, 2025
Assets

Cash and cash equivalents	19,32	~~W~~	240,948	184,416
Trade accounts and notes receivable, net	4,19,30,32		123,112	157,668
Other receivables, net	5,19,30,32		177,802	146,146
Other short-term financial assets	6,19,32		4,134,180	3,454,794
Assets held for sale	7		—	—
Other current assets	12		2,415	2,099

Total current assets			4,678,457	3,945,123

Other receivables, net	5,19,30		29,718	17,414
Other long-term financial assets	6,19		599,131	506,736
Investments in subsidiaries, associates and joint ventures	8		46,042,081	46,290,252
Investment property, net	9		308,070	319,392
Property, plant and equipment, net	10		728,784	703,140
Intangible assets, net	11		30,079	29,659
Other non-current assets	12		6,454	3,869

Total non-current assets			47,744,317	47,870,462

Total assets		~~W~~	52,422,774	51,815,585

(continued)

1

POSCO HOLDINGS INC.

Interim condensed separate statements of financial position, continued

as of June 30, 2026 (Unaudited) and December 31, 2025

(in millions of Won)	Notes	June 30, 2026 (Unaudited)		December 31, 2025
Liabilities
Short-term borrowings and current portion of long-term borrowings	13,19	~~W~~	49,042	45,973
Other current payables	14,30		80,299	53,466
Other short-term financial liabilities	15,19		29,840	21,545
Provisions	16		51,752	46,421
Current income tax liabilities	28		110,224	72,404
Other current liabilities	18		6,508	5,819

Total current liabilities			327,665	245,628

Long-term borrowings, excluding current portion	13		1,068,536	993,857
Other non-current payables	14,19,30		36,050	35,037
Defined benefit liabilities, net	17		7,525	5,533
Deferred tax liabilities	28		2,619,709	2,592,964
Long-term provisions	16		2,058	2,947
Other non-current liabilities	18		882	1,350

Total non-current liabilities			3,734,760	3,631,688

Total liabilities			4,062,425	3,877,316

Equity
Share capital	20		482,403	482,403
Capital surplus	20		1,367,990	1,367,990
Accumulated other comprehensive income (loss)	21		(59,720)	(45,874)
Treasury shares	22		(801,771)	(1,176,316)
Retained earnings			47,371,447	47,310,066

Total equity			48,360,349	47,938,269

Total liabilities and equity		~~W~~	52,422,774	51,815,585

The accompanying notes are an integral part of the interim condensed separate financial statements.

2

POSCO HOLDINGS INC.

Interim condensed separate statements of comprehensive income or loss for each of the three-month and six-month periods ended June 30, 2026 and 2025 (Unaudited)

		For the three-month period ended June 30 (Unaudited)			For the six-month period ended June 30 (Unaudited)
(in millions of Won, except per share informations)	Notes	2026		2025	2026	2025
Operating revenue	23,30	~~W~~	114,519	154,768	964,879	819,465
Operating expenses	24		(118,248)	(112,328)	(213,840)	(202,644)

Operating profit			(3,729)	42,440	751,039	616,821

Finance income and costs
Finance income	19,25		60,315	95,863	174,328	127,579
Finance costs	19,25		(44,405)	(80,449)	(120,553)	(84,734)
Other non-operating income and expenses
Other non-operating income	26		32,943	1,031	34,025	1,947
Other non-operating expenses	26		(10,933)	(12,871)	(34,016)	(14,395)

Profit before income tax			34,191	46,014	804,823	647,218
Income tax benefit (expense)	28		(20,949)	132	(28,503)	(12,315)

Profit			13,242	46,146	776,320	634,903
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	17		(23)	(88)	(100)	(78)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,21		(13,739)	(97,200)	(13,846)	(49,723)

Total comprehensive income (loss)		~~W~~	(520)	(51,142)	762,374	585,102

Earnings per share (in Won)	29
Basic earnings per share (in Won)			175	610	10,266	8,396
Diluted earnings per share (in Won)		~~W~~	175	610	10,266	8,396

The accompanying notes are an integral part of the interim condensed separate financial statements.

3

POSCO HOLDINGS INC.

Interim condensed separate statements of changes in equity

for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit for the period		—	—	—	—	634,903	634,903
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(78)	(78)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(49,723)	—	—	(49,723)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(189,052)	(189,052)
Retirement of treasury shares		—	—	—	374,545	(374,545)	—

Balance as of June 30, 2025 (Unaudited)	~~W~~	482,403	1,367,990	(112,368)	(1,176,317)	47,834,320	48,396,028

Balance as of January 1, 2026	~~W~~	482,403	1,367,990	(45,874)	(1,176,317)	47,310,066	47,938,268
Comprehensive income:
Profit for the period		—	—	—	—	776,320	776,320
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(100)	(100)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(13,846)	—	—	(13,846)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(151,241)	(151,241)
Retirement of treasury shares		—	—	—	374,546	(374,546)	—

Balance as of June 30, 2026 (Unaudited)	~~W~~	482,403	1,367,990	(59,720)	(801,771)	47,371,447	48,360,349

The accompanying notes are an integral part of the interim condensed separate financial statements.

4

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows

for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
Cash flows from operating activities
Profit for the period	~~W~~	776,320	634,903
Adjustments for :
Expenses related to post-employment benefit		4,340	5,126
Depreciation		11,205	8,240
Amortization		1,368	1,061
Impairment loss (reversal) on other receivables		—	(33)
Finance income		(162,687)	(112,381)
Dividend income		(881,978)	(728,223)
Finance costs		113,188	58,189
Loss on disposal of property, plant and equipment		1,622	735
Gain on Disposal of Investment Property		(483)
Gain on disposal of intangible assets		—	—
Loss on disposal of intangible assets		—	17
Gain on Disposal of Investments in Subsidiaries, associates and joint ventures		(30,673)
Impairment loss on investments in subsidiaries, associates and joint ventures		25,822	6,651
Increase to provisions		(988)	756
Income tax expense		28,503	12,315
Changes in operating assets and liabilities		86,589	108,327
Interest received		57,366	25,650
Interest Paid		(27,756)
Dividends received		857,467	685,179
Income taxes refund (paid)		2,556	(13,412)

Net cash provided by operating activities	~~W~~	861,781	693,100

(continued)

5

POSCO HOLDINGS INC.

Interim condensed separate statements of cash flows, continued

for each of the six-month periods ended June 30, 2026 and 2025 (Unaudited)

(in millions of Won)	June 30, 2026 (Unaudited)		June 30, 2025 (Unaudited)
Cash flows from investing activities
Decrease in deposit instruments	~~W~~	2,360,000	1,480,000
Proceeds from disposal of short-term financial instruments		164,336	858,306
Proceeds from disposal of current debt securities		50,000	—
Proceeds from disposal of other securities		3,401	2,722
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		361,851	11,382
Proceeds from Disposal of Investment Property		5,681	—
Increase in deposits		(3,010,000)	(2,520,000)
Acquisition of short-term financial instruments		(181,967)	(534,226)
Acquisition of short-term debt securities		(60,000)	(50,000)
Acquisition of long-term debt securities		(15,487)	—
Acquisition of other securities		(2,160)	(7,519)
Acquisition of investments in subsidiaries, associates and joint ventures		(108,827)	(301,743)
Acquisition of investment properties		—	—
Acquisition of property, plant and equipment		(30,012)	(126,963)
Acquisition of intangible assets		(1,788)	(2,772)
Increase in long-term lease security deposits		(28)	(475)

Net cash provided by investing activities	~~W~~	(465,000)	(1,191,288)

Cash flows from financing activities
Increase in long-term financial liabilities		447	3,278
Proceeds from bonds		—	987,117
Payment of cash dividends		(340,708)	(378,397)

Net cash provided by financing activities	~~W~~	(340,261)	611,998

Effect of exchange rate fluctuation on cash held		12	(11)
Net increase in cash and cash equivalents		56,532	113,799
Cash and cash equivalents at beginning of the period		184,416	409,388

Cash and cash equivalents at end of the period	~~W~~	240,948	523,187

The accompanying notes are an integral part of the interim condensed separate financial statements.

6

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements

June 30, 2026 and 2025 (Unaudited)

1.Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Act of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (which is wholly owned by the surviving company) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.

As of June 30, 2026, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Basis of preparation

Statement of compliance

The interim condensed separate financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, as prescribed in the Act on External Audit of Stock Companies of the Republic of Korea. The accompanying interim condensed separate financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

The interim condensed separate financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as of December 31, 2025. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company incurred after December 31, 2025. These interim condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with KIFRS 1027 Separate Financial Statements presented by a parent, an investor with joint control of, or significant influence over an investee, in which the investments are accounted for at cost.

7

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

2. Basis of preparation (cont’d)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the interim condensed separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the annual financial statements as of and for the year ended December 31, 2025 except for the matters mentioned below.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

8

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

2. Basis of preparation (cont’d)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except for the items described in KIFRS 1034 Interim Financial Reporting and below, the accounting policies applied by the Company in these interim condensed separate financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2025.

Changes in Accounting Policies

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

These amendments include the following:

•

Clarification that a financial liability is derecognized on the settlemente date and the introduction of an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	Additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;
•	Clarification on what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and
•	Introduction of disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.

The amendments are not expected to have a material impact on the Company’s separate financial statements.

9

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

3. Material Accounting Policy Information (cont’d)

b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter
•	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice
•	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices
•	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
•	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

The amendments are not expected to have a material impact on the Company’s separate financial statements.

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

The key amendments are as follows:

•	Clarification on the application of the ‘own-use’ requirements for contracts within the scope;
•	Amendment to the designation criteria for designating cash flow hedge items in cash flow hedge relationships for contracts within the scope; and
•	Introduction of new disclosure requirements to enable users of financial statements to understand the effects of these contracts on the entity’s financial performance and cash flows.

The amendments are not expected to have a material impact on the Company’s separate financial statements.

10

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

New and amended standards not yet adopted by the Group

The following new and amended accounting standards and interpretations had been issued but were not mandatory for annual reporting periods ending on December 31, 2026.

(a)	Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Key changes in the accounting policies

KIFRS 1118 has been issued, which replaces KIFRS 1001 Presentation of Financial Statements. KIFRS 1118 is expected to enhance the comparability of financial performance among similar firms by providing information users with useful information for analyzing and comparing firm performance, with a focus on the statement of profit or loss.

KIFRS 1118 is effective for annual reporting periods beginning on or after January 1, 2027, but earlier application is permitted. As the Company must apply this standard retrospectively in accordance with KIFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, comparative information for the fiscal year ending December 31, 2027 is restated in accordance with KIFRS 1118.

The major accounting policies expected to result in significant differences from the current financial statements when the Company prepares the financial statements in accordance with KIFRS 1118 are as follows. These do not include all the differences that may incur in the future and are subject to change based on further analysis.

1) Changes such as presentation in the statement of profit or loss

KIFRS 1118 introduces new requirements for presentation within the statement of profit or loss to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations. An entity is required to classify all income and expenses shown in the statement of profit or loss to the operating category if they do not fall under the investing, financing, income taxes, or discontinued operations categories. According to KIFRS 1118, the operating category is a residual category, meaning it will encompass any income and expenses not assigned to the other specified categories.

The Company shall evaluate its main business activities to classify income and expenses; if the Company’s core business is to provide financing to customers or invest in assets with particular features, some income and expenses that might ordinarily have been classified in the investing or financing category, when applying the general principles, will be presented in the operating category.

The operating profit or loss of KIFRS 1118 differs significantly from the operating profit or loss under KIFRS 1001, which is defined as income less cost of goods sold and selling and administrative expenses under KIFRS 1001. KIFRS 1118 requires the disclosure of operating profit or loss calculated in accordance with KIFRS 1001 in the notes, and the details of the adjustments for the difference between operating profit or loss under KIFRS 1118 and operating profit or loss under KIFRS 1001 shall also be disclosed in the notes.

11

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

In addition, KIFRS 1118 requires the presentation of “operating profit or loss,” consisting of all income and expenses classified under operating category, operating profit or loss and “operating profit or loss before financing and income taxes,” consisting of all income and expenses classified under investing category, and “net profit or loss.” However, there is an exception from presenting the subtotal “profit or loss before financing and income taxes” if the Company has a main business activity of providing financing to customers, depending on the accounting policies applied.

2) Disclosure of management-defined performance measures (MPMs)

KIFRS 1118 introduces the concept of MPMs which are defined as a subtotal of income and expenses that an entity uses in public communications outside financial statements, to communicate management’s view of an aspect of the financial performance of the entity as a whole to the users. KIFRS 1118 defines MPMs as subtotals of income and expenses that are not specified in paragraph 118 of KIFRS 1118 or for which presentation and disclosure of subtotals of income and expenses are not specifically required.

If a performance measure qualifies as an MPM, KIFRS 1118 specifies the disclosure requirements. These disclosures should be included in a single note in the financial statements, and include:

•	a description of the aspect of financial performance which is communicated by the MPM, as well as explanation of why the MPM provides useful financial information;

•	how the MPM is calculated; and

•	a reconciliation between the MPM and the most directly comparable subtotal required by KIFRS, including the income tax effects and the effect on non-controlling interests for each reconciling item.

3) Changes such as classification of cash flows, etc.

In addition, narrow-scope amendments have been made to KIFRS 1007 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from “profit or loss” to “operating profit or loss” and removing the optionality around classification of cash flows from dividends and interest.

Assessment of major impact

The Company has not applied KIFRS 1118 as it is not mandatorily applicable yet, and the Company plans to report the first interim financial statements for the reporting period ending December 31, 2027, in accordance with KIFRS 1118.

12

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Trade accounts and notes receivable	~~W~~	65,665	41,384
Unbilled receivables (contract assets)		57,447	116,284
Less: Allowance for doubtful accounts		—	—

	~~W~~	123,112	157,668

5. Other Receivables

Other receivables as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Other accounts receivable(*1)	~~W~~	136,319	103,109
Others(*2)		46,148	47,379
Less: Allowance for doubtful accounts(*2)		(4,665)	(4,342)

	~~W~~	177,802	146,146

Non-current
Loans(*2)	~~W~~	259,491	241,717
Long-term other accounts receivable		28,640	16,365
Others		1,078	1,049
Less: Allowance for doubtful accounts(*2)		(259,491)	(241,717)

	~~W~~	29,718	17,414

(*1)	The Company includes the amounts to be collected from each domestic subsidiary in accordance with the consolidated tax payment system.
(*2)	The Company assessed the recoverability of other receivables to FQM Australia Pty Ltd, an associate, and recognized an allowance for doubtful accounts for such other receivables from the entity.

13

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Deposit instruments	~~W~~	3,770,000	3,120,000
Short-term financial instruments		124,180	104,794
Debt securities		240,000	230,000

	~~W~~	4,134,180	3,454,794

Non-current
Equity securities	~~W~~	151,916	170,819
Other securities		263,894	258,164
Derivative Assets		170,171	77,751
Deposit instruments		2	2
Debt Securities		13,148	—

	~~W~~	599,131	506,736

(b)	Equity securities as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026							December 31, 2025
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value

Marketable equity securities
CSN Mineracao S.A.	102,186,675	1.88		206,265	127,275	(78,990)	127,275	145,885

				206,265	127,275	(78,990)	127,275	145,885

Non-marketable equity securities
PLANTEC Co., Ltd.	18,337,912	10.99		19,437	23,271	3,834	23,271	23,564
Intellectual Discovery Co.,Ltd.	200,000	5.62		5,000	1,350	(3,650)	1,350	1,350
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,181	24,641	(2,540)	24,641	24,934

			~~W~~	233,446	151,916	(81,530)	151,916	170,819

7. Assets Held for Sale

Details of assets Held for Sale as of june 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Beginning	~~W~~	—	467,796
Valuations		—	918
Disposals		—	(468,714)

Ending	~~W~~	—	—

For the year ended December 31, 2025, the Company disposed its long-term investments in Nippon Steel Corporation and recognized losses on disposal of assets held for sale of ~~W~~ 9,883 million.

14

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures of as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Investment in subsidiaries	~~W~~	43,233,553	43,478,792
Investment in associates		209,923	212,855
Investment in joint ventures		2,598,605	2,598,605

	~~W~~	46,042,081	46,290,252

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)			June 30, 2026			December 31, 2025
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	70.71		3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	52.80		1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	100.00		115,931	115,931
POSCO FUTURE M CO.,LTD.	Korea	Refractory and anode/cathode material manufacturing and sales	58.18		1,924,555	1,924,555
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	100.00		308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	65.47		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		642,940	642,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	100.00		238,478	238,478
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	75.10		63,481	63,481
Others					489,964	511,889

					38,846,485	38,868,410

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.(*1)	China	Stainless steel manufacturing and sales	—		—	259,819
POSCO-China Holding Corp.	China	Holding company	100.00		593,816	593,816
POSCO America Corporation	USA	Researching and consulting	99.45		192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	100.00		68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.(*1)	China	Stainless steel manufacturing and sales	—		—	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.	Argentina	Mineral exploration, manufacturing and sales	100.00		1,454,453	1,352,943
Others					243,661	242,684

					4,387,068	4,610,382

				~~W~~	43,233,553	43,478,792

15

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

8. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(c)	Details of associates and carrying amounts as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)			June 30, 2026			December 31, 2025
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	40.00	~~W~~	26,025	26,025
Others					13,904	16,837

					39,929	42,862

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	12.61		156,194	156,194
Others					13,799	13,799

					169,993	169,993

				~~W~~	209,922	212,855

(*1)

As of June 30, 2026, the entity is classified as an investment in an associate since the Company has significant influence over the investee although the Company’s percentage of ownership is less than 20%, considering the structure of the entity’s Board of Directors and others.

(d)	Details of joint ventures and carrying amounts as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)			June 30, 2025			December 31, 2024
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866
PT NICOLE METAL INDUSTRY	Indonesia	Nickel Smelting	49.00		604,045	604,045
Hydrogen Duqm LLC	Oman	Green Hydrogen/Ammonia product business development	44.80		6,452	6,452
Nickel Mining Company SAS(*2)	New Caledonia	Raw material manufacturing and sales	49.00		—	—
SNNC(*2)	Korea	STS material manufacturing and sales	49.00		—	—

				~~W~~	2,598,605	2,598,605

(*1)	As of June 30, 2026 and December 31, 2025, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)	In prior years, the Company assessed that the value in use of its equity interest in Nickel Mining Company SAS was likely to be low and accordingly recognized a full impairment loss.

16

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

9. Investment Property

Changes in the carrying amounts of investment properties for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the six -month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	215,866	(5,200)	—	(1,004)	209,662
Buildings		89,988	—	(3,642)	(933)	85,413
Structures		13,538	—	(403)	(140)	12,995

	~~W~~	319,392	(5,200)	(4,045)	(2,077)	308,070

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	—	(345)	215,866
Buildings		97,752	—	(7,417)	(347)	89,988
Structures		14,409	—	(821)	(50)	13,538

	~~W~~	328,372	—	(8,238)	(742)	319,392

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

17

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

10. Property, Plant and Equipment

Changes in the carrying amounts of property, plant and equipment for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	118,418	2,337	—	—	486,473	607,228
Buildings		26,826	—	—	(1,051)	933	26,708
Structures		6,923	—	—	(209)	140	6,854
Machinery and equipment		32,422	3,023	(1,620)	(4,736)	28	29,117
Vehicles		28	—	—	(8)	—	20
Furniture and fixtures		17,830	121	(2)	(1,156)	—	16,793
Construction-in-progress		500,693	26,868	—	—	(485,497)	42,064

	~~W~~	703,140	32,349	(1,622)	(7,160)	2,077	728,784

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred from investment property and others.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	34,545	—	—	38,722	118,418
Buildings		28,447	—	—	(1,967)	346	26,826
Structures		7,338	—	(63)	(403)	51	6,923
Machinery and equipment		29,821	9,299	(1,162)	(5,789)	253	32,422
Vehicles		44	—	—	(16)	—	28
Furniture and fixtures		12,933	6,581	(10)	(1,674)	—	17,830
Construction-in-progress		292,259	242,172	—	—	(33,738)	500,693

	~~W~~	415,993	292,597	(1,235)	(9,849)	5,634	703,140

(*1)	Presenting assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment property, and other expenses.

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of June 30, 2026 and December 31, 2025, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2026		2025	2026	2025
Expenses related to short-term leases	~~W~~	3,190	3,067	5,793	5,959
Expenses related to leases of low-value assets		1,473	1,269	3,329	2,915

	~~W~~	4,663	4,336	9,122	8,874

18

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

11. Intangible Assets

Changes in the carrying amounts of intangible assets for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(a)	For the six -month period ended June 30, 2026

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	928	—	—	(117)	326	1,137
Membership(*1)		10,992	—	—	—	—	10,992
Development expense		5,369	—	—	(1,135)	—	4,234
Construction-in-progress		12,157	1,788	—	—	(326)	13,619
Other intangible assets		213	—	—	(116)	—	97

	~~W~~	29,659	1,788	—	(1,368)	—	30,079

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to other intangible assets.

(b)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(194)	319	928
Membership(*1)		10,072	920	—	—	—	10,992
Development expense		3,461	2,413	—	(1,916)	1,411	5,369
Construction-in-progress		6,680	7,230	(23)	—	(1,730)	12,157
Other intangible assets		445	—	—	(232)	—	213

	~~W~~	21,461	10,563	(23)	(2,342)	—	29,659

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

19

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

12. Other Assets

Other assets as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Advance payments	~~W~~	894	901
Prepaid expenses		1,521	1,198

	~~W~~	2,415	2,099

Non-current
Long-term advance payments	~~W~~	6,342	3,638
Long-term prepaid expenses		112	231
Others		—	—

	~~W~~	6,454	3,869

13. Borrowings

(a)	Borrowings as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Short-term borrowings
Exchangeable bonds	~~W~~	47,469	44,509
Current portion of long-term borrowings		1,573	1,464

		49,042	45,973

Long-term borrowings
Long-term borrowings	~~W~~	1,068,536	993,857

20

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

13. Borrowings (cont’d)

(b)	Current portion of debentures as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2026		December 31, 2025
Exchangeable bonds	Foreign currency exchangeable bonds	Sep. 1, 2021	Sep. 1, 2026	—	~~W~~	47,469	44,509
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond		1,573	1,464

					~~W~~	49,042	45,973

(c)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount(*1)	EUR 27,100,000

Interest rate	- Coupon rate : - - Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price(*2) (Won/share)	419,025

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- In the event of a change of control of the Company - Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer

- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean-Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to investors exercising their early redemption rights, EUR 1,038,800,000 of the total face value of EUR 1,065,900,000 in exchangeable bonds was redeemed during the year ended December 31, 2024.
(*2)	The exchange value has changed due to cash dividends during the six-month period ended june 30, 2026.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

21

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

13. Borrowings (cont’d)

(d)	Long-term borrowings and others excluding current portion, as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2026		December 31, 2025
Bonds payable in foreign currency(*1)	Global Bonds (5 year maturity)	May. 7, 2025	May. 7, 2030	5.125		611,091	568,243
Bonds payable in foreign currency(*1)	Global Bonds (10 year maturity)	May. 7, 2025	May. 7, 2035	5.750		457,445	425,614

					~~W~~	1,068,536	993,857

(*1)	The Company enters into currency swap contracts to hedge foreign exchange risk associated with its foreign currency-denominated bonds.

14. Other Payables

Other payables as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Accounts payable	~~W~~	36,195	27,162
Accrued expenses		41,378	23,164
Dividend payable		2,726	3,140

	~~W~~	80,299	53,466

Non-current
Long-term withholdings	~~W~~	36,835	36,388
Less: Present value discount		(785)	(1,351)

	~~W~~	36,050	35,037

15. Other Financial Liabilities

Other financial liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Financial guarantee liabilities	~~W~~	29,840	21,545

22

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

16. Provisions

(a) Provisions as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026			December 31, 2025
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	8,931	—	4,907	—
Provision for restoration(*2)		2,317	2,058	2,742	2,947
Others(*3)		40,504	—	38,772	—

	~~W~~	51,752	2,058	46,421	2,947

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung city, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2026 and December 31, 2025. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 4.26% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~40,504 million of the financial guarantee liabilities the Company provided as other provisions.

(b) Changes in provisions for the six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,907	8,405	(4,381)	—	8,931
Provision for restoration		5,689	(988)	(326)	—	4,375
Others		38,772	—	—	1,732	40,504

	~~W~~	49,368	7,417	(4,707)	1,732	53,810

(*1)	Reflecting the effect of exchange rate fluctuation.

2)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,175	8,465	(7,733)	—	4,907
Provision for restoration		6,932	341	(1,584)	—	5,689
Others		35,161	—	—	3,611	38,772

	~~W~~	46,268	8,806	(9,317)	3,611	49,368

(*1)	Reflecting the effect of exchange rate fluctuation.

23

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

17. Employee Benefits

(a)	Defined contribution plans

The expense related to defined contribution retirement plans for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	85	58	156	102

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Present value of funded obligations	~~W~~	44,255	42,815
Fair value of plan assets		(36,730)	(37,282)

Net defined benefit liabilities	~~W~~	7,525	5,533

2)

The amounts recognized in relation to net defined benefit plan in the interim condensed separate statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Current service costs	~~W~~	2,047	1,871	4,411	5,184
Interest costs		(35)	(29)	(71)	(58)

	~~W~~	2,012	1,842	4,340	5,126

24

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

18. Other Liabilities

Other liabilities as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Current
Advances received	~~W~~	3,544	2,420
Withholdings		2,911	3,327
Unearned revenue		53	72

	~~W~~	6,508	5,819

Non-current
Advances received	~~W~~	97	—
Unearned revenue		785	1,351

	~~W~~	882	1,351

25

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

19. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amounts and the fair values of financial assets and financial liabilities by levels in the fair value hierarchy as of June 30, 2026 and December 31, 2025 are as follows:

①	June 30, 2026

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	170,171	—	170,171	—	170,171
Short term financial instruments		124,179	—	124,179	—	124,179
Other securities		263,894	—	—	263,894	263,894
Fair value through other comprehensive income
Equity securities		151,916	127,275	23,271	1,370	151,916
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		240,948	—	—	—	—
Trade accounts and notes receivable		65,665	—	—	—	—
Debt securities		253,148	—	—	—	—
Other receivables		77,059	—	—	—	—
Deposit instruments		3,770,002	—	—	—	—

	~~W~~	5,116,982	127,275	317,621	265,264	710,160

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	47,469	47,469	—	—	47,469
Financial liabilities measured at amortized cost(*1)
Borrowings		1,070,109	—	1,070,109	—	1,070,109
Financial guarantee liabilities		29,840	—	—	—	—
Others		80,420	—	—	—	—

	~~W~~	1,227,838	47,469	1,070,109	—	1,117,578

(*1)	The fair values of financial assets and liabilities measured at amortized cost except for borrowings approximates their carrying amounts.

②	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	77,751	—	77,751	—	77,751
Short term financial instruments		104,794	—	104,794	—	104,794
Other securities		258,164	—	—	258,164	258,164
Fair value through other comprehensive income
Equity securities		170,819	145,885	23,564	1,370	170,819
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		184,416	—	—	—	—
Trade accounts and notes receivable		41,384	—	—	—	—
Debt securities		230,000	—	—	—	—
Other receivables		66,208	—	—	—	—
Deposit instruments		3,120,002	—	—	—	—

	~~W~~	4,253,538	145,885	206,109	259,534	611,528

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	44,509	44,509	—	—	44,509
Financial liabilities measured at amortized cost(*1)
Borrowings		995,321	—	995,321	—	995,321
Financial guarantee liabilities		21,545	—	—	—	—
Others		77,383	—	—	—	—

	~~W~~	1,138,758	44,509	995,321	—	1,039,830

(*1)	The fair values of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

26

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

19. Financial Instruments (cont’d)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2026. Details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	115,613	70,000,000	107,905
	ING	USD	75,000,000	115,613	—	—
	Shinhan	USD	50,000,000	77,075	50,000,000	77,075
POSCO Argentina S.A.U.	BNP	USD	110,000,000	169,565	109,503,786	168,800
	CITI	USD	187,975,000	289,763	185,529,411	285,994
	Credit Agricole	USD	187,975,000	289,763	185,529,411	285,994
	HSBC	USD	187,975,000	289,763	175,231,912	270,120
	JPM	USD	187,975,000	289,763	185,529,412	285,994
	BANK OF AMERICA	USD	50,900,000	78,462	50,900,000	78,462
	KEXIM	USD	167,100,000	257,585	167,081,068	257,555
Joint ventures
NICKEL MINING COMPANY SAS	ING	EUR	46,000,000	81,010	46,000,000	81,010
PT Nicole Metal Industry	STANDARD CHARTERED	USD	24,500,000	37,767	18,757,063	28,914
	OCBC	USD	15,680,000	24,171	—	—

		USD	1,320,080,000	2,034,903	1,198,062,063	1,846,813
		EUR	46,000,000	81,010	46,000,000	81,010

3)	The classification of finance income and costs by category of financial instrument for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

①	For the six-month period ended June 30, 2026

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain on disposal	Loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	6,971	546	93,422	—	100,939	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(13,846)
Financial assets measured at amortized cost		55,869	(1,797)	—	—	—	54,072	—
Financial liabilities at fair value through profit or loss		—	(2,032)	—	(929)	—	(2,961)	—
Financial liabilities measured at amortized cost		(23,911)	(77,085)	—	—	2,721	(98,275)	—

	~~W~~	31,958	(73,943)	546	92,493	2,721	53,775	(13,846)

27

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

②	For the six-month period ended June 30, 2025

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	(7,408)	8,695	(123)	—	1,164	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(49,724)
Financial assets measured at amortized cost		49,628	(13,424)	—	—	—	36,204	—
Financial liabilities at fair value through profit or loss		—	(1,653)	—	(37,219)	—	(38,872)	—
Financial liabilities measured at amortized cost		(8,277)	50,347	—	—	2,279	44,349	—

	~~W~~	41,351	27,862	8,695	(37,342)	2,279	42,845	(49,724)

20. Share Capital and Capital Surplus

(a) Details of share capital as of June 30, 2026 and December 31, 2025 are as follows:

(in Won, except share information)	June 30, 2026		December 31, 2025
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		79,241,527	80,932,952
Share capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2026, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 12,701,316 and such ADRs are equivalent to 3,175,329 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2026, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2026. As a result, as of June 30, 2026, the Company’s total number of issued shares has decreased.

(*3)	As of June 30, 2026, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~86,195 million due to retirement of 17,239,098 treasury stocks.

(b) Details of capital surplus as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

28

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

21. Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(59,720)	(45,874)

22. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for six-month period ended June 30, 2026 and the year ended December 31, 2025 are as follows:

(shares, in millions of Won)	June 30, 2026			December 31, 2025
	Number of shares	Amount		Number of shares	Amount
Beginning	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862
Retirement of treasury shares	(1,691,425)		(374,545)	(1,691,425)		(374,546)

Ending	3,620,748	~~W~~	801,771	5,312,173	~~W~~	1,176,316

23. Operating Revenue

(a)	Details of operating revenue disaggregated by types of revenue and timing of revenue recognition for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2026		2025	2026	2025
Types of revenue
Dividend income	~~W~~	73,394	109,514	881,978	728,223
Others		41,125	45,254	82,901	91,242

	~~W~~	114,519	154,768	964,879	819,465

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	73,394	109,514	881,978	728,223
Revenue recognized over time		41,125	45,254	82,901	91,242

	~~W~~	114,519	154,768	964,879	819,465

29

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

23. Operating Revenue (cont’d)

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2026 and December 31, 2025 are as follows:

(in millions of Won)	June 30, 2026		December 31, 2025
Receivables
Trade accounts and notes receivable	~~W~~	65,665	41,384
Contract assets
Unbilled receivables		57,447	116,284
Contract liabilities
Advance received		3,641	2,420
Unearned income		838	1,423

24. Operating Expenses

Operating expenses for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2026		2025	2026	2025
Wages and salaries	~~W~~	19,804	16,433	39,809	35,353
Expenses related to post-employment benefits		2,046	2,114	4,260	5,716
Other employee benefits		3,849	3,753	8,167	8,745
Travel		1,820	2,095	3,024	3,511
Taxes and public dues		13,632	12,851	13,785	12,896
Depreciation		3,223	2,976	6,440	5,811
Amortization		665	608	1,324	1,026
Rental		1,662	1,904	4,198	3,820
Repairs		122	104	242	235
Advertising		5,195	6,307	11,314	10,106
Research & development		34,941	36,008	67,804	71,033
Service fees		27,753	22,858	45,187	35,933
Supplies		51	58	103	142
Vehicles maintenance		490	606	988	1,220
Industry association fee		274	725	1,520	1,872
Training		629	580	804	648
Others		2,092	2,348	4,871	4,577

	~~W~~	118,248	112,328	213,840	202,644

30

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

25. Finance Income and Costs

Details of finance income and costs for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Finance income
Interest income	~~W~~	30,575	27,954	55,869	49,628
Gain on foreign currency transactions		10,305	15,057	11,653	15,187
Gain on foreign currency translations		2,725	50,590	10,111	51,311
Gain on valuation of derivatives		14,731	—	92,420	—
Gain on disposal of financial assets at fair value through profit or loss		—	860	546	8,695
Gain on valuation of financial assets at fair value through profit or loss		599	202	1,002	474
Gain on valuation of financial liabilities at fair value through profit or loss		—	—	—	—
Others		1,380	1,200	2,727	2,284

	~~W~~	60,315	95,863	174,328	127,579

Finance costs
Interest expenses	~~W~~	7,298	8,008	23,911	8,277
Loss on foreign currency transactions		14,158	25,742	14,310	26,540
Loss on foreign currency translations		22,437	10,330	81,397	12,096
Loss on valuation of derivatives		—	36,216	—	36,216
Loss on valuations of financial assets at fair value through profit or loss		—	(772)	—	597
Loss on valuation of financial liabilities at fair value through profit or loss		509	922	929	1,003
Loss on transactions of equity securities		—	—	—	—
Others		3	3	6	5

	~~W~~	44,405	80,449	120,553	84,734

26. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2026		2025	2026	2025
Other non-operating income
Gain on Disposal of Investments in Subsidiaries, associates and joint ventures	~~W~~	30,673	—	30,673	—
Reversal of impairment loss on other accounts receivables		988	33	988	33
Reversal of other provisions		—	—	—	—
Others		1,282	998	2,364	1,914

	~~W~~	32,943	1,031	34,025	1,947

Impairment loss on investments in subsidiaries, associates and joint ventures
Impairment loss on other accounts receivables	~~W~~	—	—	—	—
Loss on disposals of property, plant and equipment		1,622	48	1,622	735
Impairment loss on investments in subsidiaries, associates and joint ventures		3,049	6,651	25,822	6,651
Donations		5,002	5,001	5,002	5,501
Increase of other provisions		(34)	720	—	756
Others		1,294	451	1,570	752

	~~W~~	10,933	12,871	34,016	14,395

31

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

27. Expenses by Nature

Expenses that are recorded by nature as cost of sales, operating expenses and other non-operating expenses in the statements of comprehensive income for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Employee benefits expenses	~~W~~	29,595	27,179	61,207	60,360
Depreciation(*1)		5,678	4,238	11,205	8,240
Amortization		687	630	1,368	1,061
Service fees		28,250	23,483	46,700	37,675
Rental		4,662	4,477	9,121	9,022
Advertising		5,213	6,311	11,334	10,110
Impairment loss on investments in subsidiaries, associates and joint ventures		3,049	6,651	25,822	6,651
Research & development		21,953	23,088	40,624	42,712
Other expenses		30,095	29,142	40,476	41,207

	~~W~~	129,182	125,199	247,857	217,038

(*1)	Including depreciation of investment property.

28. Income Taxes

The effective tax rates of the Company for each of the six-month periods ended June 30, 2026 and 2025 are 3.5% and 1.9%, respectively.

(a)	Income taxes

The Company vertically spun off its steel business at the spin-off date on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO). For the transfer gain, the Company simultaneously set provision for accelerated depreciation and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO), which arise from transfer gains under the Corporate Tax Act, were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

32

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

28. Income Taxes (cont’d)

(b)	Application of the Consolidated Tax Payment System

From the six-month period ended June 30, 2026, the Company has applied the consolidated tax payment system, under which a controlling company and its domestic subsidiaries, when economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

(c)	Global minimum top-up tax

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the six-month period ended June 30, 2026 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the six-month period ended June 30, 2026 as the impact of the global minimum top-up tax on the separate financial statements as of June 30, 2026 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

33

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

29. Earnings per Share

(a)	Basic earnings per share for each of the three-month and six-month periods ended June 30, 2026 and 2025 are as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2026		2025	2026	2025
Profit for the period	~~W~~	13,242,387,324	46,145,579,835	776,320,355,897	634,903,318,088
Weighted-average number of common shares outstanding(*1)		75,620,779	75,620,779	75,620,779	75,620,779
Basic earnings per share	~~W~~	175	610	10,266	8,396

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share is as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2026	2025	2026	2025
Weighted-average shares outstanding	79,241,527	80,932,952	80,082,567	81,773,992
Weighted-average number of treasury shares	(3,620,748)	(5,312,173)	(4,461,788)	(6,153,213)

Weighted-average number of common shares outstanding	75,620,779	75,620,779	75,620,779	75,620,779

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of June 30, 2026 and 2025. The diluted earnings per share for the six-month period ended June 30, 2026 is the same as the basic earnings per share due to the anti-dilutive effect.

34

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

30. Related Party Transactions

(a)	Related parties of the Company as of June 30, 2026 are as follows:

Type	Company

Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation,
POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd.,
Songdo Development PMC (Project Management Company) LLC., POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]

POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) Stainless Steel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]
POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]

Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with the related companies for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

1)	For the six-month period ended June 30, 2026

(in millions of Won)		Sales and others(*1)			Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	70,727	605,705	14	—	8,404
POSCO Eco & Challenge Co., Ltd.		3,322	—	—	10,258	1,702
POSCO STEELEON CO., Ltd		508	—	—	—	1
POSCO DX		578	18,390	—	190	7,363
POSCO Research Institute		—	—	—	—	4,595
eNtoB Corporation		—	—	—	87	5,175
POSCO FUTURE M CO., LTD.		1,348	24,596	14	—	7
POSCO INTERNATIONAL Corporation		3,130	124,396	—	—	7
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	4,061
Others		2,438	2,313	2,547	—	15,880

		82,051	779,018	2,575	10,535	47,195

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	12,359	—	—	—
Roy Hill Holdings Pty Ltd		—	77,257	—	—	—
Others		458	7,060	180	—	208

		458	96,676	180	—	208

	~~W~~	82,509	875,694	2,755	10,535	47,403

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2026, the Company provided payment guarantees to the related parties (see Note 19).

35

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

30. Related Party Transactions (cont’d)

2)	For the six-month period ended June 30, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	79,129	332,858	—	370	7,526
POSCO Eco & Challenge Co., Ltd.		4,842	11,037	—	208	—
POSCO STEELEON CO., Ltd		593	—	—	—	—
POSCO DX		1,040	12,425	—	3,181	7,900
POSCO Research Institute		—	—	—	—	4,580
eNtoB Corporation		—	—	—	—	4,327
POSCO FUTURE M CO., LTD.		1,767	11,671	—	—	24
POSCO INTERNATIONAL Corporation		2,784	192,814	166	—	10
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	3,338
Others		678	1,606	2,165	—	9,399

		90,833	566,029	2,331	3,759	37,104

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	9,896	—	—	—
Roy Hill Holdings Pty Ltd		—	94,502	—	—	—
Others		409	39,971	119	—	—

		409	144,369	119	—	—

	~~W~~	91,242	710,398	2,450	3,759	37,104

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income from subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2025, the Company provided payment guarantees to the related parties (see Note 19).

(c)	The balances of receivables and payables arising from significant transactions between the Company and the related parties as of June 30, 2026 and December 31, 2025 are as follows:

1)	June 30, 2026

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	45,921	111,950	157,871	1,224	46,038	47,262
POSCO Eco & Challenge Co., Ltd.		3,372	—	3,372	4,257	710	4,967
POSCO STEELEON CO., Ltd		602	—	602	—	—	—
POSCO DX		6,501	77	6,578	1,565	51	1,616
POSCO FUTURE M CO., LTD.		2,647	153	2,800	—	48	48
POSCO Mobility Solution Corporation		360	—	360	—	13	13
POSCO INTERNATIONAL Corporation		3,102	—	3,102	—	521	521
POSCO Argentina S.A.U		—	44,822	44,822	—	—	—
Others		1,816	10,498	12,314	8,169	420	8,589

		64,321	167,500	231,821	15,215	47,801	63,016

Associates and joint ventures
SNNC		427	—	427	—	—	—
Roy Hill Holdings Pty Ltd		53,900	—	53,900	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	261,699	261,699	—	—	—
Others		104	793	897	—	—	—

		54,431	262,492	316,923	—	—	—

	~~W~~	118,752	429,992	548,744	15,215	47,801	63,016

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest and the Company has recognized allowance for doubtful accounts for all of other receivables.

36

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

30. Related Party Transactions (cont’d)

2)	December 31, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	92,175	81,349	173,524	1,657	40,742	42,399
POSCO Eco & Challenge Co., Ltd.		6,793	693	7,486	305	3,788	4,093
POSCO STEELEON CO., Ltd		1,299	—	1,299	—	—	—
POSCO DX		1,109	48	1,157	3,738	47	3,785
POSCO FUTURE M CO., LTD.		4,904	1	4,905	—	62	62
POSCO Mobility Solution Corporation		713	—	713	—	11	11
POSCO INTERNATIONAL Corporation		6,176	—	6,176	—	508	508
POSCO Argentina S.A.U		—	27,929	27,929	—	—	—
Others		3,606	7,874	11,480	4,274	537	4,811

		116,775	117,894	234,669	9,974	45,695	55,669

Associates and joint ventures
SNNC		929	—	929	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	39,761	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	243,601	243,601	—	—	—
Others		203	867	1,070	—	—	—

		40,893	244,468	285,361	—	—	—

	~~W~~	157,668	362,362	520,030	9,974	45,695	55,669

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and

accrued	interest. Meanwhile, the Company has recognized allowance for doubtful accounts for all of other receivables.

(d)	For each of the six-month periods ended June 30, 2026 and 2025, there were additional investments in subsidiaries and others amounting to ~~W~~108,827 million and ~~W~~301,743 million, respectively.

(e)	For each of the six-month periods ended June 30, 2026 and 2025, details of compensation to key management officers are as follows:

(in millions of Won)	June 30, 2026		June 30, 2025
Short-term benefits	~~W~~	18,156	13,241
Retirement benefits		2,333	3,280

	~~W~~	20,489	16,521

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

37

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

31. Commitments and Contingencies

(a)	Commitments

1)

As of June 30, 2026, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2026, the ending balance of borrowing amounts to USD 1.02 million.

2)	The Company has deposited 87,977 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2026.

(b)	As of June 30, 2026, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 3 lawsuits for contract payment amounting to ~~W~~600 million as defendant as of June 30, 2026. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of June 30, 2026.

(d)

The Company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(e)	As of June 30, 2026, the Company has been provided a payment guarantee of ~~W~~8,887 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(f)	As of June 30, 2026, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

38

POSCO HOLDINGS INC.

Notes to the interim condensed separate financial statements, continued

June 30, 2026 and 2025 (Unaudited)

32. Cash Flows from Operating Activities

Changes in operating assets and liabilities for each of the six-month periods ended June 30, 2026 and 2025 are as follows:

(in millions of Won)	June 30, 2026		June 30, 2025
Trade accounts and notes receivable	~~W~~	58,387	65,003
Other accounts receivable		(10,733)	32,242
Prepaid expenses		(204)	(452)
Other current assets		7	(96)
Other non-current assets		(2,705)	8
Other accounts payable		24,042	(3,402)
Accrued expenses		16,460	15,771
Advances received		1,123	(770)
Withholdings		(416)	(184)
Unearned revenue		(584)	1,916
Other current liabilities		3,696	532
Payments of severance benefits		(2,484)	(6,187)
Plan assets		—	3,946

	~~W~~ 86,589		108,327

33. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 7, 2026, the Company decided to pay interim cash dividends of ~~W~~2,000 per common share (Total dividends: ~~W~~151.2 billion).

(b)

Pursuant to the resolution of the Board of Directors on August 7, 2026, the Company decided to sell 36,434,963 common shares of POSCO International Corporation, representing approximately 20.71% of its issued shares, at KRW 55,400 per share, and 23,385,917 shares of POSCO DX Co., Ltd., representing approximately 15.38% of its issued shares, at KRW 20,600 per share.

(c)

Pursuant to the resolution of the Board of Directors on May 12, 2026, the Company decided to provide a payment guarantee for borrowings of USD 700 million of POSCO Argentina S.A.U. The related loan agreement was entered into on August 6, 2026, and the guarantee period is three years from August 6, 2026.

39